UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

4th QUARTER 2017

Bradesco

Table of Contents
Table of contents

1 -	Press Release	3
	Highlights	4
	Main Information	6
	Recurring Net Income vs Book Net Income	8
	Summarized Analysis of Recurring Income	8
	Capital Ratios Basel III	20
	Economic Environment	21
	Main Economic Indicators	22
	Guidance	22
	Managerial Income Statement vs. Recurring Income Statement	23
2 -	Economic and financial analysis	25
	Consolidated Statement of Financial Position and Recurring Statement of Income	26
	Interest-Earning and Non-Interest Earning Portions	27
	- NII Interest Earning Portion	28
	" Interest-Earning Portion of Credit Intermediation	30
	" Interest-Earning Portion of Insurance - Interest	45
	" Interest-Earning Portion of Securities/Other - Interest	45
	- NII Non-Interest Earning Portion	45
	Insurance, Pension and Capitalization	46
	- Life and pension plans	50
	- Health	51
	- Capitalization bonds	52
	- Automobile and Property & Casualty	53
	Fee and Commission Income	55
	Personnel and Administrative Expenses	59
	- Operating Coverage Ratio	61
	Tax expenses	61
	Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries	61
	Additional Information HSBC Brasil Historical Series	62
	Additional Information Comparison of December 2017 and 2016 pro-forma	63
3 -	Return to shareholders	65
	Corporate Governance	66
	Compliance	66
	Investor Relations area IR	66
	Sustainability	67
	Bradesco Shares	68
	Market Capitalization	71
	Main Indicators	72
	Dividends/Interest on Shareholders Equity JCP	73
	Weight on Main Stock Indexes	73
4 -	Additional information	75
	Market Share of Products and Services	76
	Ratings	77
	Reserve Requirements	77
	Investments in Information Technology (IT)	78
	Risk Management	79
	Capital Management	79
	Basel Ratio	80
	Minimum Capital Required Grupo Bradesco Seguros	81
5 -	Independent auditors report	83
	Independent Reasonable Assurance Report on the Supplementary Accounting Information included within the	84
	Economic and Financial Analysis Report
6 -	Complete financial statements	87

Bradesco    1

Table of Contents Forward-looking statements

This economic and financial analysis Report contains forward-looking statements related to our business. Such statements are based on management s current expectations, estimates and projections concerning future events and financial trends that may affect our business. Words such as believe , anticipate , plan , expect , intend , goal , estimate , forecast , predict , project , guidelines , should and other similar expressions are used to indicate predicting statements. However, forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. Moreover, some forward-looking statements are based on assumptions which, depending on future events, may prove not to be accurate. Therefore, actual results may differ significantly from the plans, goals, expectations, projections and intentions expressed or implied in such statements.

The factors that may impact the actual results include, among others, changes in regional, national and international trade and economic policies; inflation; an increased number of defaults by borrowers in loan operations, with a consequent increase in the allowance for losses from loan operations; loss of ability to receive deposits; loss of customers or revenues; our ability to sustain and improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking industry, financial services, credit card services, insurance, asset management and other related industries; government regulation and fiscal affairs; disputes or adverse legal proceedings or regulations; and credit and other risks involved in borrowing and investment activities.

As a result, one should not rely excessively on these forward-looking statements. The statements are valid only for the date on which they were drafted. Except as required by applicable law, we do not assume any obligation to update these statements as a result of new information, future developments or any other matters which may arise.

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

  2  Economic and Financial Analysis Report - December 2017

Press Release Highlights

The main figures reported by Bradesco in 2017, considering the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):	9. The Interest-Earning Portion of the NII totaled R$62.775 billion in 2017, showing a decrease of 0.5% compared to 2016.

1.   Recurring Net Income for 2017 stood at R$19.024 billion (an increase of 11.1% over the R$17.121 billion in Recurring Net Income in 2016), corresponding to earnings per share of R$3.13, and return on Average Adjusted Shareholders’ Equity of 18.1%.

10. The 90-day Delinquency Ratio stood at 4.7% in the end of December 2017, a decrease of 0.8 p.p. compared to December 2016.

2.   As for the source, the Recurring Net Income is composed of R$13.490 billion from financial activities, representing 70.9% of the total, and of R$5.534 billion from insurance, pension plans and capitalization bond operations, which together account for 29.1%.

11. The Efficiency Ratio (ER), excluding the effect of impairment of financial assets was 40.8% in December 2017 (38.9% in December 2016).
3. On December 31, 2017, Bradesco’s market capitalization stood at R$200.521 billion, showing a growth of 24.7% over December 2016.

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$76.289 billion in 2017, up 6.8% when compared with 2016. Technical provisions stood at R$246.653 billion, an increase of 10.4% compared with the balance in December 2016.

4. Total Assets, in December 2017, stood at R$1.298 trillion, an increase of 0.4% over December 2016. The annualized return on Average Total Assets was 1.5%.	13. Investments in Information Technology (IT) totaled R$6.037 billion in 2017.

5.   In December 2017, the Expanded Loan Portfolio reached R$492.931 billion, a 4.3% decrease over December 2016. Operations with individuals totaled R$175.469 billion (an increase of 2.0% over December 2016), while operations with companies totaled R$317.462 billion (a 7.4% decrease over December 2016).

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$31.584 billion in 2017, of which R$15.548 billion was related to taxes withheld and collected from third parties, and R$16.036 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 84.3% of the Recurring Net Income.

6. Assets under Management stood at R$1.987 trillion, a 4.3% increase over December 2016.

15. In 2017, Bradesco, in its ongoing resource streamlining efforts, carried out an optimization process of the customer service network, aiming at the continuous improvement and the enhancing of services provided to its customers. Currently, Bradesco offers an extensive Customer Service Network in Brazil, with 73,474 customer service points (PAs), 4,749 Branches, 3,899 Service Branches (PAs), 928 ATMs located on company premises (PAEs) and 38,708 Bradesco Expresso customer service points (Correspondents). The Bank also offers 35,590 Bradesco ATMs and 21,259 Banco24Horas Network ATMs.

7.   Shareholders’ Equity totaled R$110.457 billion in December 2017, 10.0% higher than in December 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 17.1%, 13.1% of which is Tier I Capital.

8.   A total of R$7.204 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in 2017, R$2.384 billion of which was paid in monthly and interim installments, and R$4.820 billion was provisioned.

16. Payroll, plus charges and benefits totaled R$16.874 billion in 2017. Social benefits provided to employees of the Bradesco Organization and their dependents amounted to R$4.638 billion, while investments in education, training and development programs totaled R$170.775 million.

  4  Economic and Financial Analysis Report - December 2017

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

The Bradesco Organization is committed to the sustainable development of Brazil. We set our business guidelines and strategies with a view of incorporating the best sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long-term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Sustainable Development Goals (SDGs), Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). The Board of Directors, through the Sustainability Committee, monitors the sustainability deliberations. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “World and Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3.

•most awarded company for the “Best in People Management” prize (Valor Carreira, of Valor Econômico newspaper);
• highlighted in the “Top of Mind” survey as the private financial institution most present in the minds of Brazilians (Folha de S. Paulo newspaper);
• first place in the general ranking and winner of the “100 Most Innovative in companies in the Use of IT” award (IT Mídia in partnership with PricewaterhouseCoopers – PWC);

• winner of the 2017 IT Leaders award, in the Banks and Insurance categories, and for the second consecutive year won the top position in the 2017 Top 100 IT Leaders ranking (17th edition of Computerworld);

With a broad social and educational program put in place 61 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$624.359 million benefited 96,754 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also benefited 608 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), where students completed at least one of more than 90 courses offered in its schedule. Another 15,101 students are taking part in projects and actions in partnership, such as the Program Educa+Ação and in Technology courses.

• named the best manager of wholesale and multimarket funds in Brazil (Exame magazine, based on a survey conducted by the Getúlio Vargas Foundation); and
• largest private group in the “Valor Grandes Grupos” ranking (Valor Econômico newspaper).

Bradesco 5

Press Release Main Information

R$ million	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	Variation %	
									4Q17 x 3Q17	4Q17 x 4Q16
Income Statement for the Period										
Recurring Net Income [1]	4,862	4,810	4,704	4,648	4,385	4,462	4,161	4,113	1.1	10.9
Total Net Interest Income	15,030	14,604	15,484	15,616	15,669	16,931	14,962	14,892	2.9	(4.1)
Gross Credit Intermediation Margin	11,943	11,923	12,315	12,567	13,403	13,600	11,408	11,486	0.2	(10.9)
Net Credit Intermediation Margin	7,321	8,101	7,345	7,705	7,878	7,858	6,384	6,038	(9.6)	(7.1)
Allowance for Loan Losses (ALL) Expenses	(4,622)	(3,822)	(4,970)	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	20.9	(16.3)
Fee and Commission Income	8,062	7,822	7,496	7,430	7,545	7,450	6,624	6,405	3.1	6.9
Administrative and Personnel Expenses	(10,218)	(9,863)	(9,865)	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	3.6	(2.5)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	21,192	18,637	18,512	17,948	21,247	17,733	17,253	15,186	13.7	(0.3)
Statement of Financial Position										
Total Assets [2]	1,298,328	1,311,672	1,291,184	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	(1.0)	0.4
Securities	584,650	572,099	540,106	549,700	549,873	509,184	437,580	414,926	2.2	6.3
Loans [3]	492,931	486,864	493,566	502,714	514,990	521,771	447,492	463,208	1.2	(4.3)
- Individuals	175,469	172,207	172,045	171,820	172,045	171,067	148,919	147,759	1.9	2.0
- Companies	317,462	314,657	321,521	330,894	342,945	350,704	298,573	315,449	0.9	(7.4)
Allowance for Loan Losses (ALL) [4]	(36,527)	(36,557)	(37,536)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(0.1)	(10.3)
Total Deposits	265,278	259,577	260,120	235,432	234,214	239,937	179,436	189,192	2.2	13.3
Technical Provisions	246,653	239,287	233,640	229,433	223,342	213,608	190,649	182,973	3.1	10.4
Shareholders' Equity	110,457	110,301	106,807	104,558	100,442	98,550	96,358	93,330	0.1	10.0
Assets under Management	1,987,487	1,991,708	1,917,827	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	(0.2)	4.3
Performance Indicators (%)										
Recurring Net Income per Share - R$ [5] [6]	3.13	3.05	2.99	2.90	2.81	2.84	2.85	2.91	2.6	11.3
Book Value per Common and Preferred Share - R$ [6]	18.15	18.13	17.55	17.18	16.51	16.20	15.84	15.34	0.1	9.9
Annualized Return on Average Equity [7] [8]	18.1	18.1	18.2	18.3	17.6	17.6	17.4	17.5	-	0.5 p.p.
Annualized Return on Average Assets [8]	1.5	1.5	1.4	1.4	1.5	1.5	1.5	1.5	-	-
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	6.5	6.6	7.0	7.3	7.5	7.6	7.5	7.5	(0.1) p.p.	(1.0) p.p.
Fixed Asset Ratio [9]	43.4	38.9	39.6	42.3	44.8	44.4	33.8	34.0	4.5 p.p.	(1.4) p.p.
Combined Ratio - Insurance [10]	86.1	86.2	86.6	85.2	85.9	90.0	89.6	86.1	(0.1) p.p.	0.2 p.p.
Efficiency Ratio (ER) [5] [11]	40.8	40.7	40.6	40.0	38.9	38.2	37.4	37.2	0.1 p.p.	1.9 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) [5]	77.8	75.9	74.3	75.3	76.2	78.0	80.2	80.1	1.9 p.p.	1.5 p.p.
Market Capitalization - R$ million [12]	200,521	208,250	169,618	178,208	160,813	160,472	144,366	143,720	(3.7)	24.7
Loan Portfolio Quality % [13]										
ALL / Loan Portfolio [4]	9.9	9.9	10.0	10.3	10.4	10.1	9.3	8.6	-	(0.5) p.p.
Non-performing Loans (> 60 days [14] / Loan Portfolio)	5.6	5.7	6.0	6.7	6.5	6.4	5.8	5.3	(0.1) p.p.	(0.9) p.p.
Delinquency Ratio (> 90 days [14] / Loan Portfolio)	4.7	4.8	4.9	5.6	5.5	5.4	4.6	4.2	(0.1) p.p.	(0.8) p.p.
Coverage Ratio (> 90 days [14]) [4]	211.4	207.7	202.5	182.1	188.4	189.1	201.0	204.2	3.7 p.p.	23.0 p.p.
Coverage Ratio (> 60 days [14]) [4]	175.0	174.6	167.0	154.0	158.8	158.3	160.7	162.9	0.4 p.p.	16.2 p.p.
Operating Limits %										
Basel Ratio - Total [9]	17.1	17.7	16.7	15.3	15.4	15.3	17.7	16.9	(0.6) p.p.	1.7 p.p.
Tier I Capital	13.1	13.4	12.5	12.0	12.0	11.9	13.7	12.9	(0.3) p.p.	1.1 p.p.
- Common Equity	12.3	12.5	11.6	11.2	11.2	11.1	13.7	12.9	(0.2) p.p.	1.1 p.p.
- Additional Capital	0.8	0.9	0.9	0.8	0.8	0.8	-	-	(0.1) p.p.	-
Tier II Capital	4.0	4.3	4.2	3.3	3.4	3.4	4.0	4.0	(0.3) p.p.	0.6 p.p.

6  Economic and Financial Analysis Report - December 2017

Press Release Main Information

Dec17	Sept17	June17	Mar17	Dec16	Sept16	June16	Mar16	Variation % Dec17 x Sept17	Variation % Dec17 x Dec16
Structural Information - Units										
Customer Service Points	73,474	73,209	72,750	72,726	72,604	74,269	73,018	74,725	-	1.2
- Branches	4,749	4,845	5,068	5,122	5,314	5,337	4,483	4,509	(2.0)	(10.6)
- PAs [15]	3,899	3,908	3,921	3,971	3,821	3,902	3,485	3,535	(0.2)	2.0
- PAEs [15]	928	980	994	1,004	1,013	1,049	726	739	(5.3)	(8.4)
- Offsite ATM Network - Bradesco [16] [17]	63	64	68	97	186	280	342	435	(1.6)	(66.1)
- Banco24Horas Network [16]	11,050	10,840	10,807	10,960	10,972	11,147	11,127	11,298	1.9	0.7
- Bradesco Expresso (Correspondent Banks)	38,708	39,062	38,596	38,525	38,430	39,885	40,452	41,953	(0.9)	0.7
- Banco Bradesco Financiamentos [18]	14,002	13,435	13,220	12,971	12,791	12,591	12,389	12,242	4.2	9.5
- Losango	63	63	63	63	63	63	-	-	-	-
- Branches / Subsidiaries Abroad	12	12	13	13	14	15	14	14	-	(14.3)
ATMs	56,849	56,860	57,023	56,679	56,110	53,814	50,836	50,435	-	1.3
- Onsite Network - Bradesco	35,590	35,854	36,148	36,095	36,119	34,230	31,761	31,668	(0.7)	(1.5)
- Banco24Horas Network [16]	21,259	21,006	20,875	20,584	19,991	19,584	19,075	18,767	1.2	6.3
Employees	98,808	100,688	105,143	106,644	108,793	109,922	89,424	91,395	(1.9)	(9.2)
Outsourced Employees and Interns	15,064	15,376	15,569	16,472	16,702	16,790	12,978	13,009	(2.0)	(9.8)
Customers - In millions										
- Active Account Holders [19] [20]	25.8	25.8	26.1	26.6	26.8	27.2	25.2	25.6	-	(3.7)
- Savings Accounts [21]	63.4	59.2	58.7	58.1	62.1	58.8	55.4	55.7	7.1	2.1
Insurance Group	53.4	51.5	50.8	50.4	51.3	49.9	49.6	50.6	3.7	4.1
- Policyholders	47.6	45.7	45.1	44.7	45.7	44.2	44.2	45.1	4.2	4.2
- Pension Plan Participants	2.9	2.8	2.7	2.6	2.6	2.6	2.4	2.4	3.6	11.5
- Capitalization Bond Customers	2.9	3.0	3.0	3.1	3.0	3.1	3.0	3.1	(3.3)	(3.3)
Bradesco Financiamentos [19]	1.3	1.3	1.3	1.3	2.6	2.6	2.6	2.7	-	(50.0)

(1)   According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;

(2)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(3)   Expanded Loan Portfolio: includes sureties, guarantees, credit letters, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit;

(4)   Up to December 2016, it included provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess provision”. In September 2016, the excess provision totaled R$7,491 million, partly offset by the result of the consolidation of HSBC Brasil as of the third quarter of 2016. In March 2017, with Resolution No. 4,512/16, referring to the treatment for financial guarantees provided, the balance of the excess provision declined from R$7,491 million to R$6,907 million;

(5)   In the last 12 months;

(6)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;

(7)   Excluding mark-to-market effect of available-for-sale Securities recorded under Shareholders’ Equity;

(8)   Year-to-Date Recurring Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(9)   The Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 (Prudential Conglomerate) and No. 4,193/13 (Basel III);

(10) Excludes additional provisions;

(11) Operating efficiency ratio without the effect of impairment of financial assets;

(12) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(13) As defined by the Brazilian Central Bank (Bacen);

(14) Overdue loans;

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping Onsite Network Bradesco and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(17) This decrease is related to the sharing of the off-site ATM network with the Banco24Horas Network;

(18) As from this quarter, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods were adjusted;

(19) Number of individual customers (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF);

(20) Refer to first and second checking account holders; and

(21) Number of accounts.

Bradesco    7

Press Release Recurring Net Income vs Book Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

(1)   In addition to contingent liabilities, includes: (i) in 4Q17: (a) special tax regularization program (PERT), in the amount of R$49 million; and (b) program of incentivized installment (PPI), in the amount of R$62 million; (ii) in 3Q17: (a) special tax regularization program (PERT), in the amount of R$192 million, (b) IRB IPO, in the amount of R$149 million; and (c) reversal of the tax provision related to the social security contribution – Odontoprev, in the amount of R$101 million; (iii) in 2Q17: regulatory change in Cielo, in the amount of R$210 million; and (iv) in 2016: (a) gain on the partial sale of investments, in the amount of R$91 million, (b) migration/merger costs of HSBC Brasil, in the amount of R$104 million, (c) single salary bonus, in the amount of R$191 million, (d) impairment of shares of stock, in the amount of R$77 million, and (e) technical reserves, in the amount of R$592 million.

Summarized Analysis of Recurring Income

To provide a better understanding and for comparison purposes, in chapters 1 and 2 of this report we use the Recurring Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Recurring Income Statement, effects of the consolidation of HSBC Brasil are covered, from

July 1, 2016, and as additional information, we present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the periods of 2016, for comparison purposes.

Recurring Income Statement - R$ million	12M17	12M16	Variation Amount	Variation %	4Q17	3Q17	Variation Amount	Variation %
Net Interest Income	**60,734**	**62,454**	**(1,720)**	**(2.8)**	**15,030**	**14,604**	**426**	**2.9**
- NII - Interest Earning Portion	62,775	63,059	(284)	(0.5)	15,661	15,436	225	1.5
- NII - Non-Interest Earning Portion	478	659	(181)	(27.5)	120	102	18	17.6
- Impairment of Financial Assets	(2,519)	(1,264)	(1,255)	99.3	(751)	(934)	183	(19.6)
ALL Expenses	(18,276)	(21,739)	3,463	(15.9)	(4,622)	(3,822)	(800)	20.9
Gross Income from Financial Intermediation	**42,458**	**40,715**	**1,743**	**4.3**	**10,408**	**10,782**	**(374)**	**(3.5)**
Income from Insurance, Pension Plans and Capitalization Bonds (1)	6,792	5,669	1,123	19.8	1,873	1,511	362	24.0
Fee and Commission Income	30,810	28,024	2,786	9.9	8,062	7,822	240	3.1
Personnel Expenses	(19,500)	(17,637)	(1,863)	10.6	(4,878)	(4,833)	(45)	0.9
Other Administrative Expenses	(20,122)	(19,134)	(988)	5.2	(5,340)	(5,030)	(310)	6.2
Tax Expenses	(6,944)	(6,048)	(896)	14.8	(1,758)	(1,696)	(62)	3.7
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	192	218	(26)	(11.9)	30	42	(12)	(28.6)
Other Operating Income / (Expenses)	(7,393)	(7,015)	(378)	5.4	(1,923)	(1,846)	(77)	4.2
Operating Income	**26,293**	**24,792**	**1,501**	**6.1**	**6,474**	**6,752**	**(278)**	**(4.1)**
Non-Operating Income	(127)	(180)	53	(29.4)	(16)	(25)	9	(36.0)
Income Tax / Social Contribution	(6,853)	(7,338)	485	(6.6)	(1,543)	(1,771)	228	(12.9)
Non-controlling interests in subsidiaries	(289)	(153)	(136)	88.9	(53)	(146)	93	(63.7)
Recurring Net Income	**19,024**	**17,121**	**1,903**	**11.1**	**4,862**	**4,810**	**52**	**1.1**

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims - Capitalization Bond Draws and Redemptions - Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses.

  8  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Recurring Net Income and Profitability

The return on average shareholders’ equity (ROAE) registered 18.1% in December 2017.

In the annual comparison, Recurring Net Income was up 11.1%, or R$1,903 million, totaling R$19,024 million, mainly due to: (i) the reduction in allowance for loan losses expenses, due to improvement of delinquency indicators; (ii) the increase in (a) fee and commission income and (b) insurance, pension plan and capitalization bond operations; partially impacted by: (iii) the reduction of net interest income, due to the effect of impairment of financial assets; and (iv) higher operating expenses (administrative and personnel), which, combined with the other income statement lines, refer to the effect of the consolidation of HSBC Brasil in the third quarter of 2016, excluding this effect, these expenses decreased 2.9% in the period, even considering the effect of the collective bargaining agreements of 2016/2017 and the contractual adjustments.

Recurring Net Income totaled R$4,862 million in the fourth quarter of 2017, an increase of 1.1%, or R$52 million, compared to the previous quarter, due to: (i) the higher result with (a) net interest income, (b) income from insurance, pension plan and capitalization operations, and (c) fees and commission income; and being impacted by: (ii) higher expenses on (a) allowance for loan losses expenses and (b) administrative expenses.

The Return on Average Assets (ROAA) recorded 1.5%. Total assets recorded R$1.298 trillion in December 2017, an increase of 0.4% compared to December 2016.

Bradesco   9

Press Release Summarized Analysis of Recurring Income

Efficiency Ratio (ER)

The accumulated ER (Efficiency Ratio) in the twelve months(1), disregarding the effect of the impairment of financial assets, recorded 40.8%, remaining practically stable compared to the previous quarter. We highlight the better performance of: (i) fee and commission income; (ii) operating expenses; and (iii) insurance, pension plan and capitalization operations. Such factors were impacted by the lower net interest income.

The quarterly Efficiency Ratio (ER)(1), excluding the effect of impairment of financial assets reached 41.3% in the fourth quarter of 2017, registering a decrease of 0.2 p.p. compared to the previous quarter, mainly due to the improvement: (i) net interest income; (ii) income from insurance, pension plan and capitalization operations, and (iii) fee and commission income.

The "risk-adjusted" ER(2), which reflects the impact of risk associated with loans, the last twelve months indicator reached 52.4%, an improvement of 0.8 p.p. in comparison with the previous quarter, reflecting lower expenses with allowance for loan losses.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries + Other Operating Income – Other Operating Expenses); and

(2)   Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

  10  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Net Interest Income

In the annual comparison, net interest income decreased by 2.8%, or R$1,720 million, due to: (i) the effect of impairment of financial assets, which increased by R$1,255 million; and (ii) the lower result with of (a) “interest” margins, in the amount of R$284 million and (b) “non-interest” margins in the amount of R$181 million.

In the comparison between the fourth quarter of 2017 and the previous quarter, net interest income increased by 2.9%, or R$426 million, reflecting: (i) the higher income obtained from the “interest” margin, in the amount of R$225 million, especially the “Securities/Other” margin; and (ii) the lower effect of impairment of financial assets, which decreased by R$183 million in comparison with the previous quarter.

Interest-Earning Portion of the NII – 12-Month Average Rates

(1)   For the calculation of the average rate of the total interest margin, we used average assets, including other non-remunerated assets.

In the fourth quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 6.7%, recording a decrease of 0.2 p.p. in the quarterly comparison.

Bradesco 11

Press Release Summarized Analysis of Recurring Income

Expanded Loan Portfolio (1)

In December 2017, Bradesco’s expanded loan portfolio stood at R$492.9 billion, with a 4.3% decrease in the last 12 months. Loans to Individuals increased 2.0%, while loans to Companies recorded a decrease of 7.4%. For Individuals, the products that posted the strongest growth in the last 12 months were: (i) payroll-deductible loans; (ii) real estate financing; and (iii) CDC vehicles. For Companies, the reduction of the portfolio was mainly due to the decrease in: (i) operations abroad; (ii) working capital; and (iii) BNDES/Finame onlendings.

In the last quarter of 2017, the portfolio grew by 1.2%. The growth of assets per business segment was: (i) 1.9% for Individuals; (ii) 1.5% for Micro, Small and Medium Corporates; and (iii) 0.6% for Large Corporates.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in Certificates of real estate receivables, and rural loans.

Allowance for loan losses (ALL) expenses

The allowance for loan losses totaled R$18,276 million in 2017, a reduction of 15.9%, or R$3,463 million, compared to the same period the previous year, a reflection of: (i) strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained; (ii) the results of the improvement of loan recovery processes, which contributed to higher income from credit recovery for the period; and (iii) improvement of the economic environment, with reduction of delinquency indicators.

Compared to the previous quarter, expenses on allowance for loan losses increased by 20.9%, mainly due to: (i) the increase in the general provision, related in large part to the revision of the ratings of some corporate clients; and (ii) the greater recognition of the provision for guarantees provided, under CMN Resolution No. 4,512/16.

  12  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Delinquency Ratio (1)

90-day Delinquency Ratio

The delinquency ratio – which includes operations in arrears for more than 90 days in the total portfolio, maintained the downward trend seen in 2017, as can be seen in the graph, especially the segments of Micro, Small and Medium-Sized Enterprises and Individuals, which presented reductions in the balance of non-performing loans of 31.8% and 19.1%, respectively.

15-90 Day Delinquency Ratio

Short-term delinquency, encompassing operations past due from 15 to 90 days, closed out December 2017 with a rate of 3.97%, the lowest level in the period analyzed. This positive effect occurred for both Individuals and Large Corporates. In Micro, Small and Medium-Sized Enterprises, the increase observed in this quarter is concentrated in the Medium-Sized Enterprises, not representing a change of trend.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

It is important to highlight the robustness of the provisioning criteria adopted, which can be demonstrated by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 10.4% of the portfolio(1), in December 2016, the net loss in the subsequent 12 months was 5.0%, representing an effective coverage of 208.9%, and based on the estimated net loss for the next 12 months, this indicates an effective coverage ratio of approximately 249% in December 2017.

(1)     As defined by Bacen; and

(2)     Up to March 2017, includes allowance for guarantees provided.

Bradesco   13

Press Release Summarized Analysis of Recurring Income

NPL Creation 90 days x Write-offs

In the fourth quarter of 2017, the total NPL Creation reached R$5,118 million, representing 1.4% of the loan portfolio – Bacen concept. It is noteworthy that the NPL Creation on the Loan Portfolio for Individuals presented the lowest historical level in the series below, registering 1.5%, respectively.

The breakdown of the NPL Creation by business segment is shown below.

  14  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Income from insurance, pension plans and capitalization bonds

In 2017, Net Income totaled R$5.534 billion, in line with the Net Income recorded in the same period of previous year (R$5.551 billion), with an annualized return on Adjusted Shareholders’ Equity of 19.1%.

Net Income for fourth quarter of 2017 totaled R$1.407 billion, a decrease of 5.1% compared to the previous quarter, and recorded an annualized return on Shareholders’ Equity of 19.4%.

(1)   Excluding additional provisions; and

(2)   In fourth quarter of 2017, consider the latest data available from Susep (November 2017).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

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Press Release Summarized Analysis of Recurring Income

Income from insurance, pension plans and capitalization bonds

In 2017, revenues totaled R$76,289 million, an increase of 6.8% or R$4,870 million, in comparison with previous year, influenced by the growth in “Life and Pension Plans” (8.7%), “Health” (6.9%) and “Capitalization Bonds” (3.2%).

Compared to the previous quarter, revenues increased by 13.7%, driven by the evolution in “Life and Pension Plan” products (29.9%).

Net income for 2017 is in line with the one presented in the same period the previous year, a reflection of: (i) the growth of 6.8% in revenue; (ii) maintaining the claims ratio; (iii) the improvement of 0.8 p.p. in expense ratio; (iv) the improvement in the administrative efficiency ratio, partially impacted by: (v) the decrease in the financial income, due to the behavior of the interest rate in the period; and (vi) the decrease in equity results.

Net income for the fourth quarter of 2017 recorded a decrease of 5.1% over the previous quarter, primarily due to: (i) the reduction of financial income; (ii) the decrease in equity results; offset, in part, by: (iii) the increase of 13.7% in revenue; (iv) the improvement of 1.0 p.p. in the claims ratio; influenced by the “Health” segment; (v) the decrease of 0.2 p.p. in the expense ratio; and (vi) maintaining the administrative efficiency ratio.

16  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Fee and commission income

In the annual comparison, fee and commission income totaled R$30,810 million, recording an increase of 9.9% or R$2,786 million, due to increase in the volume of operations, due to (a) an advance in the customer segmentation process, which generated a greater offer of products and services in several service channels and (b) consolidation of HSBC Brasil in the third quarter of 2016. This result stems from: (i) the good performance of the card business, as a result of (a) the increase in financial volume traded and (b) the higher volume of transactions; and (ii) increased revenue from: (a) checking account, (b) asset management, (c) consortium management, (d) collections, (e) loans, and (f) custody and brokerage services.

In the fourth quarter of 2017, fee and commission income totaled R$8,062 million, a growth of 3.1%, or R$240 million in compared to the previous quarter, due to the increase in the volume of operations, reflecting, in part, the greater offer of products and services to customers, particularly the performance of revenue generated by: (i) cards; (ii) checking account; (iii) loans; (iv) asset management; and (v) underwriting.

Personnel Expenses

In the annual comparison, the increase of 10.6%, or R$1,863 million, is justified by variations in the installments: (i) the “structural” portion, due to the increase in expenses with payroll, social security charges and benefits, impacted by (a) the consolidation of HSBC Brasil as of the third quarter of 2016 and (b) higher salaries, in accordance with the 2016/2017 collective bargaining agreements; and (ii) the “non-structural” portion, due to higher expenses with provision for labor claims.

In the fourth quarter of 2017, personnel expenses totaled R$4,878 million, an increase of 0.9%, or R$45 million, compared to the previous quarter, as a result of: (i) higher expenses on profit sharing (PLR); which was partially offset by: (ii) lower expenses on provisions for labor claims.

It is also worth highlighting the reduction of 5.4%, or R$232 million, in the “structural” portion, when comparing the fourth quarter of 2017 and the fourth quarter of 2016, reflecting the partial effects of the Special Voluntary Severance Program Scheme (PDVE).

  Note: Structural portion = Salaries + Social Security Charges + Benefits + Pension Plans.

         Non-Structural Portion = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

Bradesco 17

Press Release Summarized Analysis of Recurring Income

Administrative Expenses

In the annual comparison, administrative expenses increased by 5.2%, or R$988 million, reflecting the increase in expenses incurred for: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments.

Equally important is the fact that the expenses presented during 2017 include the effects of the economies of scale and synergies resulting from the merger and integration of HSBC Brasil’s activities, which occurred in October 2016. These effects can be seen in the comparison between the fourth quarter of 2017 and the fourth quarter of 2016, which showed a 1.3% reduction in administrative expenses.

In the fourth quarter of 2017, administrative expenses totaled R$5,340 million, a growth of 6.2%, or R$310 million compared to the previous quarter, reflecting the increase in the volume of business and services concentrated in the period, which resulted in higher expenses on (i) advertising and publicity, mainly related to year-end institutional campaigns and brand positioning; (ii) data processing; and (iii) outsourced services.

(1)     As from this quarter, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods have been adjusted.

Other Operating Expenses, Net of Income

In 2017, other operating expenses, net of income totaled R$7,393 million, registering an increase of 5.4%, or R$378 million, compared to the same period the previous year, mainly reflecting the effect of the consolidation of HSBC Brasil, which occurred as of the third quarter of 2016.

In the comparison between the fourth quarter of 2017 and the previous quarter, other operating expenses, net of income, increased by 4.2%, or R$77 million, due to: (i) establishment of civil provisions; (ii) annual actuarial revaluation of the pension plans of merged banks; and (iii) expenses relating to credit card activities.

  18  Economic and Financial Analysis Report - December 2017

Press Release Summarized Analysis of Recurring Income

Income Tax and Social Contribution

In the annual comparison, income tax and social contribution expenses decreased by 6.6%, or R$485 million, largely impacted by the deductibility of goodwill amortization in the acquisition of HSBC Brasil.

In the fourth quarter of 2017, income tax and social contribution expenses decreased by 12.9%, or R$228 million, compared to the previous quarter, basically due to the effect of provisioning of the Complementary Interest on Shareholders’ Equity, approved in the period, as well as higher non-taxable income.

Unrealized Gains

In December 2017, unrealized gains reached R$29,779 million, an increase of 72.2%, or R$12,488 million, compared to December 2016, a reflection of the increase in market value of: (i) loans; (ii) securities linked to fixed income; and (iii) the appreciation of Cielo’s shares.

 Bradesco   19

Press Release Capital Ratios - Basel III

Basel Ratio

In December 2017, the Reference Equity of the Prudential Conglomerate reached R$104,673 million, as compared to risk-weighted assets of R$611,442 million. The Basel Ratio decreased 0.6 p.p., from 17.7% in September 2017 to 17.1% in December 2017, Tier I Capital ratio reached 13.1% in December 2017, a decrease of 0.3 p.p. in relation to September 2017 mainly due to: (i) greater provisioning of Interest on Shareholders’ Equity; (ii) the mark-to-market effect of available-for-sale securities; and (iii) the increase in weighted assets; being partially offset by: (iv) the increase in net income for the period.

Tier II presented a reduction in the quarterly comparison, mainly due to the reduction of the inventory of subordinated debt, due to the debt maturities (staggered).

The table below shows the main events that impacted the Tier I Capital ratio in the fourth quarter of 2017:

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) consumption of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 12.7% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If the bank exercises the possibility of issuance of additional capital by 2018 (if there were market conditions), the Tier I capital ratio would reach 13.4%; and

(5)   They refer to the minimum required ratio, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

  20  Economic and Financial Analysis Report - December 2017

Press Release Economic Environment

In the last quarter of 2017, Brazilian economic activity continued presenting a gradual growth, yet disseminated among sectors. The current data and the release of the actual GDP in the third quarter reinforced the diagnosis for recovery. Household consumption grew at a rate of approximately 4.0% in annualized terms in the last two quarters, while investment recorded the first expansion after 15 consecutive quarters of decline. We estimate that this movement will be replicated in the fourth quarter GDP, with a slight acceleration of 0.3% compared to the previous quarter. This information, especially the positive revision in agricultural GDP, made us revise our estimate for 2017, from 0.9% to 1.1%.

Although some isolated factors – such as the sharp fall in food inflation and the release of inactive FGTS accounts – are not present to stimulate economic activity in 2018, labor market improvement (although extremely gradual) and the lagged effect of cuts in interest rates are expected to continue fostering expansion. We project 2.8% growth in the GDP for 2018.

From the viewpoint of inflation, the current data continued to surprise by the downswing. In fact, the IPCA price index ended 2017 at 2.95%, a variation lower than the target regime floor (3.0%). It is worth mentioning that, despite the contribution of food prices (which registered deflation of around 5.0% in the year), the items most associated with the evolution of economic activity also behaved rather benignly, the average of the nuclei closed out the year at 3.3%, one of the lowest levels of the historical series. For 2018, our expectation is a 3.9% increase, representing a slight acceleration vis-à-vis a moderate recovery of growth. We believe that inflation is likely to remain below the center of the National Monetary Council’s target throughout the year.

Even if we consider the risks to this year’s inflation trajectory, they are mostly related to the supply side: agricultural harvest, climatic phenomena (La Niña), hydrological (impact on the electricity sector), pressure on oil prices (especially due to geopolitical issues) and, finally, a depreciated exchange rate in relation to our base scenario, depending on the global or domestic environment. We understand that, given the still high idle capacity, the secondary effects of these shocks tend to be limited.

In this regard, maintaining a gradual increase in activity and remaining in the benign inflation scenario will likely provide the right conditions to maintain the Selic rate below 7.0% during the year.

As for the credit market, we noticed a more positive trajectory in the granting of credit in the National Financial System. Although the resumption of credit to businesses is more gradual, credit to individuals reveals a sharper dynamic. Prospectively, the favorable scenario of the basic interest rate is expected to continue to contribute to the resumption of credit, investments, and consumption.

Public accounts, in turn, despite the medium-term challenge, have improved in current data. Extraordinary revenue, which has helped in the results of the last months, is expected to continue in the coming months, influenced by concessions and auctions. Added to this scenario is the recovery of payments, linked to the resumption of economic activity. So, for 2018, we believe the goal regarding primary results will be met (we projected a R$155 billion deficit against the target of a negative balance of R$159 billion). For the medium term, discussions on the ‘golden rule’ and social security reform will still remain relevant.

In the external sector, the global conditions and the balance of payments remained favorable to the Brazilian currency. Global growth continued to surprise in a positive way (especially in developed countries) and inflation remained under control, allowing for the continuation of an expansionary monetary policy. By 2018, although we expect a gradual increase in global interest rates (especially in the US), the rise in prices of the main commodities exported by Brazil and the good performance of the volumes shipped are expected to preserve the quotation of our currency. We project an exchange rate of US$1=R$3.20 for the end of 2018.

Thus, the consolidation of the Brazilian economic recovery suggests a constructive scenario for 2018, with advances in the labor market (income and employment) and low inflation and interest rates. In fact, such conditions corroborate Bradesco’s benign prospective vision in relation to the segments in which it operates.

 Bradesco   21

Press Release Main Economic Indicators

Main Indicators (%)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	12M17	12M16
Interbank Deposit Certificate (CDI)	1.76	2.25	2.54	3.03	3.25	3.47	3.37	3.27	9.93	14.01
Ibovespa	2.84	18.11	(3.21)	7.90	3.19	13.27	2.94	15.47	26.86	38.93
USD – Commercial Rate	4.42	(4.24)	4.41	(2.78)	0.40	1.13	(9.81)	(8.86)	1.50	(16.54)
General Market Price Index (IGP-M)	1.62	(0.15)	(2.67)	0.73	0.67	0.53	2.86	2.96	(0.52)	7.17
Extended Consumer Price Index (IPCA)	1.14	0.59	0.22	0.96	0.74	1.04	1.75	2.62	2.95	6.29
Federal Government Long-Term Interest Rate (TJLP)	1.71	1.71	1.71	1.82	1.82	1.82	1.82	1.82	7.08	7.50
Reference Interest Rate (TR)	-	0.11	0.13	0.35	0.49	0.58	0.49	0.45	0.60	2.00
Savings Account	1.33	1.62	1.64	1.87	2.00	2.09	2.00	1.96	6.61	8.30
Business Days (#)	61	64	61	63	62	65	63	61	249	251
Indicators (Closing Rate)	**Dec17**	**Sept17**	**June17**	**Mar17**	**Dec16**	**Sept16**	**June16**	**Mar16**	**Dec17**	**Dec16**
USD – Commercial Selling Rate - (R$)	3.3080	3.1680	3.3082	3.1684	3.2591	3.2462	3.2098	3.5589	3.3080	3.2591
Euro - (R$)	3.9693	3.7430	3.7750	3.3896	3.4384	3.6484	3.5414	4.0539	3.9693	3.4384
Country Risk (points)	241	246	289	269	327	319	349	409	241	327
Selic - Base Interest Rate (% p.a.)	7.00	8.25	10.25	12.25	13.75	14.25	14.25	14.25	7.00	13.75
BM&F Fixed Rate (% p.a.)	6.86	7.13	8.77	9.67	11.56	12.50	13.36	13.81	6.86	11.56

Projections up to 2020

Guidance

Bradesco's Perspectives for 2018

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

  22  Economic and Financial Analysis Report - December 2017

Press Release Managerial Income Statement vs. Recurring Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Recurring Income Statement (3)

Fourth quarter of 2017 and Third quarter of 2017

(1)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) tax hedge adjustment, which represents the partial result of the derivatives used for the purpose of hedging investments abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, the amount of R$1,810 million in the fourth quarter of 2017 and R$1,822 million in the third quarter of 2017; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco   23

Press Release Managerial Income Statement vs. Recurring Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Recurring Income Statement (3)

2017 and 2016

(1)   For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income by Operating Segment, in chapter 6 of this report;

(2)   Includes reclassifications between the lines of the income statement, which do not affect Net Income, but allow a better analysis of the lines of business, highlighting: (i) the adjustment of the tax hedge, which represents the partial result of the derivatives used for hedging investments abroad, which – in terms of net income – simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$619 million in 2017 and R$8,380 million in 2016; and (ii) that, in 2017, it includes reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 27 and (b) in this same amount; “excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “excess provision”, and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

  24  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Consolidated Statement of Financial Position and Recurring Statement of Income

Below is an analysis of Bradesco’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of HSBC Brasil.

Statement of Financial Position (1)

(1) For more information, please see note 4 – Managerial Statement of Financial Position and Statement of Income, in chapter 6 of this report, and

(2) Up to December 31, 2016, it included provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

  26  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Consolidated Statement of Financial Position and Recurring Statement of Income

Recurring Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims and Capitalization Bond Draws and Redemptions - Insurance, Pension Plans and Capitalization Bond Selling Expenses.

Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco    27

Economic and Financial Analysis
Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

(1) Average Rate in 12 months = (Net Interest Income/ Total Average Assets – Repos – Permanent Assets)

In the annual comparison, net interest income decreased by 2.8%, or R$1,720 million, due to: (i) effect of impairment of financial assets, which increased by R$1,255 million; and (ii) lower result with of (a) “interest” margins, in the amount of R$284 million and (b) “non-interest” margins in the amount of R$181 million. These increases were partly impacted by the consolidation of HSBC Brasil as of the third quarter of 2016.

In the comparison between the fourth quarter of 2017 and the previous quarter, net interest income increased by 2.9%, or R$426 million, reflecting: (i) the higher income obtained from the “interest” margin, in the amount of R$225 million, especially the “Securities/Other” margin, in the amount of R$248 million; and (ii) the lower effect of impairment of financial assets, which decreased by R$183 million in comparison with the previous quarter.

NII Interest Earning Portion

Interest-Earning Portion – Breakdown

In the annual comparison, the interest-earning portion decreased 0.5%, or R$284 million, a reflection of: (i) the lower income obtained from the margins of (a) “Credit Intermediation,” in the amount of R$1,149 million and (b) “Insurance,” in the amount of R$258 million; and offset by: (ii) the higher margins with “Securities/Other,” in the amount of R$1,123 million.

The net “interest” margin, in the fourth quarter of 2017, totaled R$15,661 million, an increase of 1.5%, or R$225 million, in relation to the previous quarter, driven by higher margins with “Securities/Other”, in the amount of R$248 million.

  28  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
NII Interest Earning Portion

Interest-Earning Portion – Rates

In the fourth quarter of 2017, the 12-month net interest margin (NII - interest-earning portion - 12-month average rate) was 6.7%, recording a decrease of 0.2 p.p. in the quarterly comparison.

Interest-Earning Portion – Average Rates (12 months)

(1)   For the calculation of the average rate of the total interest margin, we used average assets, including other non-remunerated assets.

Bradesco    29

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Net Interest Income from Credit Intermediation – Breakdown

In the annual comparison, there was a reduction of 2.3%, or R$1,149 million, in the net “Interest” margin of “Credit Intermediation,” due to the reduction of: (i) average volume of business, in the amount of R$715 million; and (ii) average spread, in the amount of R$434 million. In the annual comparison, the effect of the consolidation of HSBC Brasil as of the third quarter of 2016 is considered.

In the fourth quarter of 2017, the net “Interest” margin of “Credit Intermediation” totaled R$11,943 million, remaining practically stable compared to the previous quarter.
Net Credit Intermediation Margin

The graph to the right presents a summary of “Credit Intermediation” activity. The Gross Margin line refers to interest income from loans, deducted from the customer acquisition costs.

The bar relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in net transactions of loan recoveries arising from the sale of non-use assets, among others.

The bar relating to the net margin which presents the result of the net revenue from credit interest of the ALL totaled R$30,472 million in 2017, an increase of 8.2%, or R$2,314 million in the same period of the previous year, due to: (i) the reduction of Allowance for Loan Losses (ALL) expenses in the period, a reflection of (a) the strengthening of the policy and procedures for credit granting and the quality of the guarantees obtained, (b) the results of the improvement of loan recovery processes, which contributed to higher income from loan recovery for the period and (c) the improvement of the economic environment, with reduction of delinquency indicators; and partly impacted by: (ii) average volume of business; and (iii) average spread.

When comparing the fourth quarter of 2017 and the previous quarter, the reduction of 9.6%, or R$780 million, is due mainly to the increase of R$800 million in ALL expenses due to: (i) the increase in generic provision, largely related to specific corporate customers; and (ii) the larger HSBC Brasil as of the third quarter of 2016 ir considered.

allowance for guarantees provided, under CMN Resolution 4,512/16.

(1) Without the effect of the leveling of provisioning from one specific corporate customer; and
(2) If we ignore the effect of the leveling of provisioning from one specific corporate customer, net margin, in the second quarter of 2016 would be R$6,749 million, and in the first quarter of 2016 would be R$6,874 million.

  30  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In December 2017, Bradesco’s expanded loan portfolio totaled R$492.9 billion, an increase of 1.2% over the previous quarter, and a reduction of 4.3% in the last twelve months. Another positive note is the expansion of credit for Individuals in the periods analyzed.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in certificates of real estate receivables, and rural loans.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Companies)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

Operations for Individuals showed growth of 1.9% in the quarter, and 2.0% in the last twelve months. The categories highlighted in the 12-month period were: (i) “payroll-deductible loans;” (ii) “real estate financing;” and (iii) “CDC vehicles.”

Bradesco   31

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Companies is presented below:

(1) Includes debentures and promissory note operations.

The operations for Companies showed a growth of 0.9% in the quarter, and a decline of 7.4% in the last twelve months. In the annual comparison, the reduction of the portfolio is mainly a result of the downturn in the modalities of: (i) “operations abroad”; (ii) “working capital”; and (iii) “BNDES/Finame onlendings”.

Expanded Loan Portfolio – Consumer Financing (1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$116.1 billion, in December 2017, showing a 3.3% growth in the quarter and 2.9% in the last twelve months.

Note in December 2017, the type of personal loans, including payroll-deductible loans, totaling R$60.8 billion.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants’ operations.

  32  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Payroll-Deductible Loans

Payroll-deductible loans totaled R$43,968 million in December 2017, showing an increase of 13.3% or R$5,164 million in the comparison of December 2016 and 3.3% or R$1,417 million in quarterly comparison. Payroll-deductible loans represented, in December 2017, 72.3% of total personal loans.

Real Estate Financing

Real estate financing operations totaled R$60,866 million in December 2017, showing an increase in the “Individuals” portfolio of 4.3%, or R$1,389 million, in the comparison of December with the last year, and an increase of 1.1%, or R$382 million in the quarter. Operations with Companies decreased by 7.8%, or R$2,287 million, compared to December of the previous year, and 1.9%, or R$533 million, compared to the previous quarter.

In the fourth quarter of 2017, the origination of real estate financing registered R$1,977 million (R$1,611 million by borrowers and R$366 million by builders), representing 8,040 properties in the quarter. In 2017, total origination reached R$7,888 million, representing 32,976 properties.

Vehicle financing

In December 2017, vehicle financing operations totaled R$31,009 million, a decrease in the annual comparison, and an increase in the quarterly comparison. Of the total vehicle portfolio, 83.2% corresponds to "CDC", 14.9% to “Finame” and 1.9% to "Leasing".

The evolution in operations with Individuals is noteworthy, which totaled R$21,142 million in December 2017, up 4.3% compared to September 2017 and 3.1% compared to December 2016. The decline in operations with Companies was driven by a reduction in “Finame” operations, which declined 43.0% in twelve months and 16.9% in the quarterly comparison.

Bradesco    33

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Economic Sector

Expanded Loan Portfolio – Distribution by Business Sector

The expanded loan portfolio showed an increase of 1.2% in the quarterly comparison and a decrease of 4.3% in the annual comparison. A positive highlight is the evolution of all segments in the quarter.

(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – By Currency

The balance of borrowings and indexed onlending and/or denominated forms in foreign currency (excluding ACCs) totaled R$40.9 billion in December 2017, showing a 3.8% increase in the quarter and a 6.8% decrease in the last 12 months.

In December 2017, total loans in reais reached R$452.1 billion, presenting a 1.0% decrease in the quarterly comparison and a decrease of 4.0% in the last 12 months.

  34  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Changes in the Expanded Loan Portfolio

New borrowers were responsible for the R$25.5 billion growth in the loan portfolio over the last 12 months, and accounted for 5.2% in December 2017.

(1) Includes new loans contracted or settled in the last 12 months by customers with operations in December 2016.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and customers that have remained in the loan portfolio since December 2016 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

Expanded Loan Portfolio – By Customer Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

Bradesco    35

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

The ranges of concentration showed evolution compared to the previous quarter, except for the largest debtor, which showed stability.

Loan Portfolio (1) – By Type

All operations carrying credit risk amounted to R$518.1 billion, showing a growth of 1.5% in the quarter and a decrease of 4.8% in the last 12 months.

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debentures and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

  36  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen:
Loan Portfolio (1) – By Flow of Maturities (2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain customer loyalty.

Loan Portfolio – Delinquency Ratio (1)

90-day Delinquency Ratio

The delinquency ratio – which includes operations in arrears for more than 90 days in the total portfolio – maintained the downward trend seen in 2017, as can be seen in the graph, especially the segments of Micro, Small and Medium-Sized Enterprises and Individuals, which presented reductions in the balance of non-performing loans of 31.8% and 19.1%, respectively.

15-90 Day Delinquency Ratio

Short-term delinquency, encompassing operations past due from 15 to 90 days, closed out December 2017 with a rate of 3.97%, the lowest level in the period analyzed. This positive effect occurred for both Individuals and “Large Corporates. In Micro, Small and Medium-Sized Enterprises, the increase observed in this quarter is concentrated in the Medium-Sized Enterprises, not representing a change of trend.

(1) As defined by Bacen; and
(2) Only performing loans.

Bradesco    37

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses (1)

Composition of the Provision

In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments carrying credit risks.

Allowance for Loan Losses totaled  R$36.5 billion in December 2017, representing 9.9% of the total loan portfolio, comprising of: (i) generic provision (customer rating and/or operation); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Up to December 2016, included the Allowance for Guarantees Provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of excess provision”.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

It is important to highlight the robustness of the provisioning criteria adopted, which can be demonstrated by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 10.4% of the portfolio(1), in December 2016, the net loss in the subsequent 12 months was 5.0%, representing an effective coverage of 208.9%, and based on the estimated net loss for the next 12 months, this indicates an effective coverage ratio of approximately 249% in December 2017.

(1) As defined by Bacen; and (2) Up to March 2017, includes allowance for guarantees provided.

  38  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios covering the allowance for loan losses in relation to default credits exceeding 60 and 90 days. In December 2017, these ratios showed very comfortable levels, reaching coverages of 175.0% and 211.4%, respectively.

Besides the allowance for loan losses required by Bacen, Bradesco has an excess provision of R$6.9 billion, to cover possible adverse scenarios, as well as other operations/commitments with credit risk.

NPL Creation 90 days x Write-offs

In the fourth quarter of 2017, the total NPL Creation reached R$5,118 million, representing 1.4% of the loan portfolio – as defined by Bacen.

(1) Effect of a specific corporate customer.

Bradesco    39

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Dec17	Sept17	Dec16
Total Loans [1]	**370,079**	**368,899**	**392,151**
- Individuals	174,537	171,008	170,994
- Companies	195,542	197,891	221,156
Total Provision [2]	**36,527**	**36,557**	**40,714**
- Specific	16,887	17,346	22,469
- Generic	12,721	12,300	10,755
- Excess [2]	6,918	6,911	7,490
Specific Provision / Total Provision [2] (%)	46.2	47.4	55.2
Total Provision [2] / Loans (%)	9.9	9.9	10.4
AA - C Rated Loans / Loans (%)	87.2	87.4	87.2
D-rated Operations under Risk Management / Loans (%)	3.5	3.3	3.4
E-H rated Loans / Loans(%)	9.3	9.2	9.4
D-rated loans	12,933	12,300	13,170
Provision for D-rated loans	1,904	1,935	2,511
Provision / D-rated loans (%)	14.7	15.7	19.1
D-H rated Non-Performing Loans	23,597	24,188	30,790
Total Provision [2] / D-to-H-rated Non-performing Loans (%)	154.8	151.1	132.2
E-H Rated Loans	34,527	34,092	36,871
Provision for E-H rated loans	32,113	32,057	32,431
Provision / E-H rated loans (%)	93.0	94.0	88.0
E-H rated Non-Performing Loans	20,510	20,719	26,209
Total Provision [2] / E-to-H-rated Non-performing Loans (%)	178.1	176.4	155.3

(1) As defined by Bacen; and

(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

  40  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Loan x Funding

In order to analyze Loans in relation to Funding, the following should be deducted from the total customer funding: (i) the amount committed to reserve requirements made at the Central Bank; (ii) the amount of cash and cash equivalents held for the operation of the service units, as well as adding: (iii) resources from domestic and foreign lines, which provide funding to meet the demands of credit and financing.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its effective obtainment of funds from customers. This efficiency is a result: (i) of the prominent position of the Customer Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loans through its own funding.

(1)     Debentures mainly used as collateral for repo operations; and

(2)     Considers: Letters of credit for real estate, Letters of credit for agribusiness, Financial Bills and Structured Operations Certificates.

Bradesco    41

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

(1) Mostly considers debentures used as collateral for repo operations; and

(2) Includes: Financial Bills, in December 2017, in the amount of R$93,570 million (September 2017 – R$96,637 million and December 2016 – R$108,475 million).

Demand Deposits

The balance of demand deposits totaled R$34,082 million in December 2017, showing an increase not only in the annual comparison, with a variation of 2.0%, or R$662 million, but also compared to September 2017, with a variation of 12.4%, or R$3,758 million.

(1) Additional installment is not included.
Savings Deposits

Savings deposits totaled R$103,333 million in December 2017, showing an increase of 6.4% or R$6,244 million in the annual comparison, and 5.2% or R$5,109 million, in the comparison with September 2017, mainly due to: (i) an increase in the volume raised; (ii) the evolution of the base of savers, which in the last twelve months showed a net evolution of 1.3 million new savings accounts; and (iii) remuneration of inventory.

 (1) Additional installment is not included. Starting in July 2017, the compulsory benefit that allowed the deduction of financing contracted under the conditions of the Housing Financial System (SFH), up to 18% of the Reserve Requirements on Savings Deposits, was terminated.

  42  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Time Deposits

In December 2017, the balance of time deposits totaled R$125,615 million, an increase of 21.8% or R$22,499 million, compared to the previous year.

In the comparison between December 2017 and September 2017, there was a reduction of 2.9% or R$3,806 million, mainly reflecting the interest rate fluctuations during the period and the investment alternatives offered to customers.

Debentures

In December 2017, debentures  totaled
R$44,453 million, a reduction of 48.3% or R$41,611 million, as compared to the same period of previous year, mainly due to the compliance with Resolution No. 4,527/16, which changed the use of these securities issued by institutions linked to the conglomerate as a collateral for repo operations.

Compared to September 2017, the increase of 2.5%, or R$1,065 milliona, refers mainly to the placement of these securities, which are also used as backing for repo operations.

Borrowing and Onlending

In December 2017, the balance of borrowing and onlendings recorded R$51,669 million, showing a reduction both in the annual comparison and compared to September 2017. Such changes are explained by the reduction: (i) in the volume of funds raised through borrowing and onlending in Brazil, mainly through Finame operations; and (ii) in the volume of funds raised abroad.

Bradesco    43

Economic and Financial Analysis
Interest-Earning Portion of Credit Intermediation

Funds from Issuance of Securities

In December 2017, funds from issuance of securities totaled R$135,011 million, a reduction of 10.5% or R$15,796 million, compared to December 2016, mainly due to: (i) the lower volume of financial bills, in the amount of R$14,905 million; and (ii) the reduction in the balance of overseas operations, in the amount of R$2,737 million.

In comparison with September 2017, the reduction of 0.6%, or R$828 million, was mainly due to the reduction in volume of: (i) financial bills, in the amount of R$3,067 million; (ii) real estate credit notes, in the amount of R$1,523 million; and partially offset by: (iii) the growth in operations of letters of credit for agribusiness, in the amount of R$3,502 million.

(1) Considers: Letters of credit for agribusiness, MTN Program Issues, Securitization of Payment Order Flow, Cost of issuances over funding and Structured Operations Certificate.
Subordinated Debts

Subordinated debt totaled R$50,180 million in December 2017, a decrease of 4.6%, or R$2,431 million in the annual comparison, and 0.7% or R$354 million compared to September 2017, mainly reflecting the maturities of debts occurred in the period.

  44  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Interest-Earning Portion of Insurance - Interest

Interest-Earning Portion of Insurance – Breakdown

In 2017, the net “interest” margin with “Insurance” totaled R$5,637 million, a reduction of R$258 million in the annual comparison, due to: (i) the reduction of the average spread, in the amount of R$1,306 million, impacted by the interest rate behavior; and offset by: (ii) the increase in the volume of operations, in the amount of R$1,048 million.

In the comparison between the fourth quarter of 2017 and the previous quarter, there was a reduction in the net “interest” margin with “Insurance” operations, in the amount of R$43 million, reflecting: (i) the reduction of the average spread, in the amount of R$86 million, mainly due to the performance of multimarket funds; and partially offset by: (ii) the increase in the volume of operations, in the amount of R$43 million.

Interest-Earning Portion of Securities/Other - Interest

Interest-Earning Portion of Securities/Other – Breakdown

In the annual comparison, the net “interest” margin with “Securities/Other,” which includes Asset and Liability Management (ALM), increased by R$1,123 million, mainly due to the increase in: (i) average spread, in the amount of R$1,079 million; and (ii) volume of operations amounting to R$44 million, partially due to HSBC Brasil’s consolidation as of the third quarter of 2016.

In the comparison between the fourth quarter of 2017 and the previous quarter, the net “interest” margin with “Securities/Other” increased by R$248 million, mainly due to the increase in the average spread, in the amount of R$244 million, as a result of the management of investments and funding.

NII Non-Interest Earning Portion

Non-Interest-Earning Portion – Breakdown

Net interest income from non-interest income decreased by R$181 million in the annual comparison, and an increase of R$18 million in the quarterly comparison, due to the volatility of earnings from market arbitrage.

Bradesco    45

Economic and Financial Analysis
Insurance, Pension and Capitalization

Below is an analysis of Grupo Bradesco Seguros’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of companies of the insurance segment of HSBC Brasil.

Consolidated Statement of Financial Position

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$19,043 million in December 2017.

Consolidated Statement of Income

Note: For comparison purposes, effects of non-recurring events are not considered.

  46  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Insurance, Pension and Capitalization

Income Distribution of Grupo Bradesco Seguros e Previdência

R$ million	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Life and Pension Plans	885	910	877	733	908	894	644	725
Health	135	94	86	154	180	108	57	208
Capitalization Bonds	117	128	112	124	107	118	111	133
Property & Casualty and Others	271	351	195	363	310	382	352	313
Total	1,407	1,483	1,270	1,374	1,505	1,502	1,164	1,380

Performance Ratios

%	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Claims Ratio (1)	74.0	75.0	76.6	73.7	72.8	77.1	76.8	72.1
Expense Ratio (2)	8.8	9.0	9.6	9.9	10.2	10.2	10.1	9.9
Administrative Expenses Ratio (3)	3.9	3.9	3.9	4.0	4.0	4.0	4.0	4.2
Combined Ratio (4) (5)	86.1	86.2	86.6	85.2	85.9	90.0	89.6	86.1

(1) Retained Claims/Earned Premiums;

(2) Selling expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional provisions.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In 2017, revenues totaled R$76,289 million, an increase of 6.8% or R$4,870 million, in comparison with previous year, influenced by the growth in “Life and Pension Plans” (8.7%), “Health” (6.9%) and “Capitalization Bonds” (3.2%).

Compared to the previous quarter, revenue in the fourth quarter of 2017 increased by 13.7%, driven by the evolution in “Life and Pension Plans” products (29.9%).

Bradesco    47

Economic and Financial Analysis
Insurance, Pension and Capitalization

Claims Ratio per Industry

Expense Ratio per Industry

  48  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Insurance, Pension and Capitalization

Administrative Efficiency Ratio

General and Administrative Expenses / Billing.

The improvement in the administrative efficiency ratio, compared to the fourth quarter of 2017 and the same period of the previous year, reflects the benefits generated by the streamlining of expenses, reducing administrative expenses by 5.8% in the period. In the comparison between the fourth quarter of 2017 and the previous quarter, the administrative efficiency ratio remained stable.

Technical Reserves

(1) It does not include technical reserves for the DPVAT segment.

Bradesco    49

Economic and Financial Analysis
Life and pension plans

(1) Life/VGBL/PGBL/Traditional; and

(2) In the fourth quarter of 2017, considers the latest data available from Susep (November 2017).

Note: For comparison purposes, effects of non-recurring events are not considered.

Net income of 2017 was 7.4% higher compared with the results from the same period of previous year, influenced by the following factors: (i) increase of 8.7% in revenue; (ii) improvement of 4.1 p.p. in the claims ratio; (iii) the 0.3 p.p. downslide in the expense ratio; (iv) improvement of the administrative efficiency ratio; and partially impacted by: (v) the decrease in the financial result, reflecting the behavior of the economic–financial indices in the period.

The performance of net income for the fourth quarter of 2017 reflects: (i) of increase of 29.9% in revenue; (ii) the decrease of 0.7 p.p. in the claims ratio; (iii) the decrease of 0.3 p.p. in expense ratio; and (iv) the improvement in financial results, which were partially impacted by: (v) higher general and administrative expenses in the quarter.

In December 2017, technical reserves for Bradesco Vida e Previdência, totaled R$224.3 billion, made up of R$190.8 billion from "Pension Plans and VGBL" and R$33.5 billion from "Life, Personal Accidents and other lines", resulting in an increase of 11.6% in December 2016.

Growth of Participants and Life and Personal Accident Policyholders

In December 2017, the number of Bradesco Vida e Previdência customers exceeded the 2.8 million mark of “Pension Plans and VGBL” participants, and 34.4 million “Life and Personal Accident” policyholders. Such expressive growth is fueled by the strength of the Bradesco brand and the  improvement in selling and management policies.

  50  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Health

(1) In the fourth quarter of 2017, considers the latest data available from ANS (November 2017).
Note: Considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

Net income of 2017 recorded a decrease of 15.2% compared with the results calculated in the same period of previous year mainly due to: (i) the increase of 0.6 p.p. in the claims ratio; (ii) the decrease in the financial income, due to the behavior of the economic–financial indices; and partially offset by: (iii) the increase of 7.0% in revenue; (iv) the reduction of 0.6 p.p. in the expense ratio; (v) the improvement of the administrative efficiency ratio; and (vi) the increase in equity income.

Net income for the fourth quarter of 2017 increased by 43.6% in relation to the results calculated for the previous quarter, mainly due to: (i) of increase of 1.2% in revenue; (ii) the improvement of 0.9 p.p. in the claims ratio; (iii) improvement in the expense ratio; (iv) the increase in the financial result; and partially impacted by, (v) the reduction in equity income.

In December 2017, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).

Approximately 139 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 37 are Bradesco Saúde and Mediservice customers (source: Exame Magazine - “Melhores e Maiores” of August 2017).

Number of Bradesco Saúde and Mediservice Policyholders

The two companies together have approximately 3.7 million customers. The reduction observed throughout the periods is mainly due to the economic scenario of 2017. The large share of corporate insurance in this portfolio (95.9% in December 2017) is proof of its high level of specialization and customization in providing group coverage plans.

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Economic and Financial Analysis
Capitalization bonds

R$ million (unless otherwise stated)	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16
Net Income	117	128	112	124	107	118	111	133
Capitalization Bond Income	1,461	1,582	1,563	1,446	1,516	1,579	1,425	1,343
Technical Provisions	7,563	7,420	7,357	7,431	7,502	7,469	6,725	6,820
Customers (in thousands)	2,911	2,966	3,012	3,064	3,011	3,135	2,995	3,076
Premium Income Market Share (%) (1)	30.0	30.3	30.8	30.0	27.8	28.0	27.1	27.5

 (1) In the fourth quarter of 2017, considers the latest data available from Susep (November 2017).

Net income for 2017 increased by 2.6% compared to the previous year, basically influenced by: (i) growth of 3.2% in revenue; (ii) increase in operating income; and partially impacted by: (iii) the decrease in the financial income, due to the behavior of the economic–financial indices.

Net income for the fourth quarter of 2017 was 8.6% lower than the result recorded in the previous quarter, mainly due to: (i) reduction of 7.6% in sales revenue; and (ii) decrease in the financial result, due to the behavior of the economic–financial indices.

In 2017, Bradesco Capitalização reached a 3.2% growth in revenue in relation to 2016, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its customers, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump sum or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the customers.

The portfolio consists of 23.3 million active securities. Of this total, 31.6% are represented by “Traditional Securities” marketed in the Network of Branches and through the Digital Channels. The other 68.4% of the portfolio is represented by “Incentive” securities (assignment of lottery rights), such as the partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. The purpose of this type of capitalization bond is to add value to the partner company’s product or even encourage customer payment performance. The securities have reduced validity and grace periods and a low marketing unit value.

  52  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Automobile and Property & Casualty

(1) In the fourth quarter of 2017, considers the latest data available from Susep (November 2017).

Note: As of the first quarter of 2017, we are considering Bradesco Auto/RE only.

Net income for 2017 was 65.6% higher than the result recorded in the same period of 2016, due to: (i) the decrease of 3.7 p.p. in the expense ratio; partially impacted by: (ii) the 2.2% decrease in sales revenue; (iii) the increase of 1.3 p.p. in the claims ratio; and (iv) the decrease in the financial result, due to the behavior of the economic–financial indices.

Net income for the fourth quarter of 2017 recorded a decrease of 5.3% over the previous quarter due to: (i) decrease of 16.6% in revenue; (ii) the 0.4 p.p. rise in the expense ratio; and partially offset by: (iii) the improvement of 1.5 p.p. in the claims ratio; and (iv) the increase in the financial result.

Bradesco Auto/RE is present in 40 of the 100 largest groups in the country, as the insurance company of its equities and, to ensure the retention of customers, the company has invested in the revision of its internal processes, mainly, in the areas dedicated to customer service and the analysis and regulation of claims, in search of greater efficiency and quality in the provision of services.

Mass market insurance is aimed at individuals, self-employed professionals, and small and medium-sized companies.

The insured fleet of the automobile insurance line remained stable, confirming the effectiveness of Bradesco Auto/RE retention strategies.

The simplified products of the residential and business lines stand out for the significant contribution to the results of Company.

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Economic and Financial Analysis
Automobile and Property & Casualty

Assistência Dia e Noite Application	Serviço Anjo da Guarda (“Guardian Angel” Service)

Evolution of the “Assistência Dia e Noite” app, with a new design, centralization of assistance services in the “Request Assistance” option, new Claims Center, quick consultation of policy data, accident notification services, improvements to the search of repair shops and BACs, send photos of pending documents to send to the insurer via cell phone, among others.

Sinistro Auto Fácil

Sinister Auto Fácil is aimed at providing Policyholders and Brokers with the most accurate and objective monitoring of claims processes. During this period, there was an increase in the capacity to download document files, and implementation of Integral Indemnity Management, which provides the Policyholder with greater agility in the reimbursement of processes characterized as Integral Indemnity, for the Auto line, through a new integral indemnification system for dispatchers.

Renove Fácil

Renove Fácil is an initiative that aims to provide Brokers with the best experience in the process of auto insurance renewal. During this period, the following functionalities were implemented: notification – on the Business Portal – of the policies to be renewed, within 10 business days before the end of the policy term, and anticipation of the choice of the form of payment for the moment of calculating the insurance, as well as improvements of system usability.

Vistoria e Inspeção Bradesco

The project aims to become the process of conducting surveys and inspections of insurance risks of Automobile and Property & Casualty Insurance faster and more effective. In its evolution, it presented the inclusion of the risk inspection process for the Nautical sector, automation of inspection requests for the Equipment, Residential, Condominium and Business lines of insurance, for the South region of Brazil and the state of São Paulo, significantly reducing the time for registering the order and scheduling of preliminary inspection for Automobile, in the “fleet” modality, for up to 120 vehicles at a time.

Expansion of the “Guardian Angel” service, which consists of sending a duly trained professional to contain emergency situations, provide roadside assistance, and offer company to the insured party, until the arrival of the tow truck in case of mechanical breakdown or accident, to the cities of Rio of January, Niterói, Porto Alegre, and Curitiba.

Salvare

The Salvare cell was created to meet the needs of the Salvaged Goods area, for reducing expenses, increasing operational efficiency, and recovering revenues of Bradesco Auto/RE. In the period, it developed improvements in the system of Automobile Salvage, which will result in monthly savings by reducing vehicle yard daily fees.

Repare Fácil Program

Launch of the “Repare Fácil” Program in the Auto Product, which consists of the offer of two new services: the “Super Hammer,” for the recovery of small and medium sized dents where there has been no damage to the paint, and “Quick Repair,” which is the repair of scratches and dents on the external bodywork or bumper, with recovery of the paint finish, in up to four hours.

Risk Assessment Questionnaires (cargo and Fleet)

Implantation of the new Risk Assessment Questionnaires in the Automobile line, in the fleet modality and also for cargo vehicles, for the purpose of presenting a better acceptance and more appropriate pricing for this type of risk.

Bradesco Auto Center (BAC)

Maintenance of network activity of the automotive centers with 33 units throughout the entire country and offers policyholders access to a varied range of services in a single place.

  54  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Card Income

Card income revenues amounted to R$11,025 million in 2017, and R$2,949 million in the fourth quarter of 2017, an increase of 6.3%, or R$651 million, in the annual comparison, and 5.7% or R$160 million compared to the third quarter of 2017, mainly reflecting: (i) increased financial volume transacted; and (ii) increased quantity of transactions in the period. Note in the annual comparison, the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

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Economic and Financial Analysis
Fee and Commission Income

Checking account

Checking account revenues totaled R$6,658 million in 2017, and R$1,727 million in the fourth quarter of 2017, with increases of 10.7%, or R$646 million, in the annual comparison, and 2.9%, or R$48 million compared to the third quarter of 2017, originating mainly form the expansion of the portfolio of services and increased business volume. Note in the annual comparison, the effect of the consolidation of HSBC Brasil as of the third quarter of 2016

Asset Management

In the annual comparison, revenues from asset management increased 20.7%, or R$641 million, mostly reflecting: (i) increase in the volume of funds raised and managed, which grew 10.3% over the period, investments in fixed income funds being notable, that increased 7.5%; and (ii) the consolidation of HSBC Brasil as of the third quarter of 2016.

In the fourth quarter of 2017, revenue from asset management totaled R$944 million, down 3.4% or R$33 million from the previous quarter, mainly due to the lower number of business days in the quarter.

  56  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Fee and Commission Income

Loans

Revenues from loans recorded an increase of 6.2% or R$173 million in the annual comparison, and 6.0% or R$43 million compared to the previous quarter, basically stemming from the increase in income from guarantees, which rose 10.1% and 13.7%, respectively, largely reflecting the new operations of sureties and guarantees that occurred in the quarter.

Cash Management Solutions (Payments and Collections)

In 2017, revenue from collections and payments totaled R$2,376 million, an increase of 10.5%, or R$225 million in the annual comparison, due to: (i) the increase in the volume of documents processed, from 2,430 million in 12 months of 2016 to 2,740 million in the 12 months of 2017; and (ii) the effect of the consolidation of HSBC Brasil, which took place in the third quarter of 2016.

In the fourth quarter of 2017, payments and collections income totaled R$613 million, an increase of 2.0% or R$12 million, compared to the previous quarter, reflecting the increase in the volume of documents processed.

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Economic and Financial Analysis
Fee and Commission Income

Consortium Management

In 2017, income from consortium management totaled R$1,526 million, an increase of 19.3%, or R$247 million compared with the same period of previous year, resulting from the increase: (i) the receipt of bids; (ii) average ticket; and (iii) billing of sales, ranging from 1,334 thousand active quotas, in December 2016, to 1,411 thousand active quotas in December 2017, generating an increase of 77 thousand net quotas.

Comparing the fourth quarter of 2017 and the previous quarter, revenues from consortium management remained stable, registering 1,411 thousand active quotas, increase of 16 thousand quotas in the period, ensuring the leadership of Bradesco Consórcios in the segments in which it operates (real estate, cars, trucks, machinery and equipment).

Custody and Brokerage Services

In the annual comparison, revenues from custody and brokerage services increased 21.1%, or R$153 million, reflecting: (i) the increase in the total assets under custody, in the amount of R$181 billion; and (ii) higher volumes traded on the B3.

In the fourth quarter of 2017, revenues totaled R$226 million, remaining practically stable compared to the previous quarter.

Underwriting/Financial Advisory Services

Revenue from underwriting / financial advisory services totaled R$801 million in 2017 and R$245 million in the fourth quarter of 2017, an increase of 7.5% or R$56 million compared to the same period of previous year, and 10.4% or R$23 million compared to the third quarter of 2017, mainly due to the greater activity of the capital markets in the period.

It is important to note that variations recorded in these revenues derive from the capital market’s volatile performance.

  58  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Personnel and Administrative Expenses

In 2017, personnel and administrative expenses totaled R$39,622 million, an increase of 7.8%, or R$2,851 million, in relation to the same period of the year, partially impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Taking into account consolidated "pro forma" financial information, in which the income of first semester of 2016 of HSBC Brasil comprise the total expenses, the total amount of personnel and administrative expenses would have reflected a decrease of 2.9% in the annual comparison, even considering the salary adjustments and the contractual adjustments.

In the fourth quarter of 2017, Personnel and Administrative Expenses totaled R$10,218 million, an increase of 3.6%, or R$355 million compared to the previous quarter, driven by administrative expenses, which climbed 6.2%.

Personnel Expenses

In the annual comparison, the increase of 10.6%, or R$1,863 million, is justified by variations in the installments: (i) “structural,” which increased 11.7%, or R$1,685 million, brought on by the increase in expenses related to salaries, social charges and benefits, impacted by: (a) the effect of consolidation of HSBC Brasil, starting in the third quarter of 2016; and (b) increase in salary levels, under the 2016/2017 collective bargaining agreements; and (ii) “non-structural,” which increased by 5.5% or R$178 million, a reflection of higher expenses on provision for labor claims.

Considering the “pro forma” information, where the results of the first semester of 2016 for HSBC Brasil compose the total expenses, the amount of expenses on personnel remained stable, noting that the “structural” portion would present a 1.0% reduction even with the impact of salary increases under the 2016/2017 collective bargaining agreements.

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Economic and Financial Analysis
Personnel and Administrative Expenses

Personnel Expenses

In the fourth quarter of 2017, personnel expenses totaled R$4,878 million, an increase of 0.9%, or R$ 45 million, compared to the previous quarter, as a result of: (i) higher expenses on profit sharing (“PLR”), in the amount of R$113 million; partially offset by: (ii) lower expenses on provisions for labor claims, in the amount of R$70 million.

Also worth noting was the reduction of 5.4%, or R$232 million, in the “structural” portion, when comparing the fourth quarter of 2017 and the fourth quarter of 2016, reflecting the partial effects of the Special Voluntary Severance Program Scheme (PDVE).

Administrative Expenses

In the annual comparison, administrative expenses increased by 5.2%, or R$988 million, reflecting the increase in expenses incurred for: (i) a growth in the volume of business and services for the period; (ii) the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contract price adjustments. Considering the “pro forma” information, where the results of the first semester of 2016 for HSBC Brasil compose total expenses, the amount of administrative expenses would present a decrease 5.7% compared to the previous year, which shows the effects of economies of scale and synergies resulting from the merger and integration of the activities of HSBC Brasil, which occurred in October 2016.

In the fourth quarter of 2017, administrative expenses totaled R$5,340 million, up 6.2% or R$310 million in comparison to the previous quarter, a reflection of the increase in business volume and services concentrated in the period, which resulted in higher expenses on (i) advertising and marketing in the amount of R$ 136 million, mainly relating to year-end institutional campaigns and brand positioning; (ii) data processing, the amount of R$ 50 million; and (iii) outsourced services in the amount of R$45 million.

  60  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Operating Coverage Ratio (1)

In the fourth quarter of 2017, the accumulated coverage ratio in the last twelve months was 77.8%, improving 1.9 p.p. compared to the previous quarter.

Improving this indicator during the quarter and maintaining it at high levels stems essentially from the following: (i) the ongoing efforts to control expenses, including (a) actions of our Efficiency Committee, among which we highlight as a target for this year, the capture of synergies and economies of scale resulting from the merger of HSBC Brasil, and (b) investments in Information Technology (IT), which in 2017 totaled R$6.037 billion; and (ii) actions with focused on increasing the offer of goods and services to the entire customer base. Also noteworthy are the partial effects of the Special Voluntary Severance Program Scheme (PDVE).

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Tax Expenses

In the annual comparison, tax expenses increased by 14.8%, or R$896 million, a reflection of the increase in taxable income in the period, mainly from fees and commission income.

In the quarterly comparison, tax expenses increased by 3.7% or R$62 million, caused by the increase in revenues from net interest income and fees and commission income.

Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Subsidiaries

Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries decreased not only in 2017, with a reduction of 11.9% or R$26 million, but also when comparing the fourth quarter of 2017 and the previous quarter, recording a decrease of 28.6% or R$12 million.

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Economic and Financial Analysis
Additional Information – HSBC Brasil Historical Series

Statement of Financial Position

| R$ million | Sept16 | "Pro-forma" | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | June16 | Mar16 | Dec15 | Sept15 | June15 | Mar15 | Dec14 |
| **Assets** | | | | | | | | |
| **Current and Long-Term Assets** | **159,475** | **160,488** | **183,933** | **184,832** | **189,626** | **188,804** | **198,373** | **178,548** |
| Funds available | 1,774 | 3,443 | 2,684 | 3,927 | 4,153 | 3,254 | 3,250 | 3,432 |
| Interbank Investments | 17,455 | 29,402 | 35,934 | 32,192 | 34,319 | 40,483 | 42,925 | 43,156 |
| Securities and Derivative Financial Instruments | 46,082 | 29,507 | 30,361 | 32,490 | 37,416 | 36,149 | 40,049 | 26,883 |
| Interbank and Interdepartmental Accounts | 17,042 | 15,584 | 14,526 | 13,065 | 14,302 | 10,765 | 13,414 | 11,181 |
| Loan and Leasing | 50,854 | 54,022 | 55,941 | 58,284 | 59,840 | 57,647 | 58,845 | 56,633 |
| Allow ance for Loan Losses (ALL) | (6,404) | (6,039) | (5,860) | (5,563) | (5,297) | (4,986) | (4,624) | (4,398) |
| Other Receivables and Assets | 32,672 | 34,569 | 50,347 | 50,437 | 44,893 | 45,492 | 44,514 | 41,661 |
| **Permanent Assets** | **1,719** | **2,595** | **2,884** | **3,158** | **2,457** | **3,578** | **3,709** | **3,798** |
| Investments | 44 | 50 | 51 | 51 | 51 | 54 | 55 | 44 |
| Premises and Equipment and Leased Assets | 1,208 | 1,985 | 2,111 | 2,227 | 1,390 | 2,384 | 2,476 | 2,536 |
| Intangible Assets | 467 | 560 | 722 | 880 | 1,016 | 1,140 | 1,178 | 1,218 |
| **Total** | **161,194** | **163,083** | **186,817** | **187,990** | **192,083** | **192,382** | **202,082** | **182,346** |
| **Liabilities** | | | | | | | | |
| **Current and Long-Term Liabilities** | **153,392** | **153,920** | **177,424** | **178,511** | **182,077** | **181,967** | **191,775** | **171,928** |
| Deposits | 64,876 | 57,571 | 55,121 | 55,654 | 53,205 | 53,924 | 58,481 | 57,388 |
| Securities sold under agreements to repurchase | 5,009 | 1,530 | 1,859 | 2,247 | 1,925 | 2,553 | 3,217 | 2,204 |
| Funds from Issuance of Securities | 37,571 | 40,187 | 42,001 | 42,251 | 40,510 | 43,702 | 42,155 | 37,673 |
| Interbank and Interdepartmental Accounts | 1,262 | 1,437 | 1,425 | 1,145 | 2,049 | 4,224 | 2,300 | 1,054 |
| Borrow ings and Onlendings | 5,702 | 5,459 | 10,353 | 9,207 | 13,219 | 11,406 | 12,765 | 11,217 |
| Derivative Financial Instruments | 2,247 | 3,788 | 5,444 | 8,860 | 12,963 | 6,507 | 11,271 | 5,125 |
| Technical provisions for insurance, pension plans and capitalization bonds | 15,296 | 14,970 | 14,720 | 14,391 | 14,296 | 15,017 | 15,033 | 14,727 |
| Other liabilities | 21,429 | 28,978 | 46,501 | 44,756 | 43,910 | 44,634 | 46,553 | 42,540 |
| **Deferred Income** | **6** | - | - | - | - | - | - | - |
| **Non-controlling Interest in Subsidiaries** | **20** | 18 | 17 | 17 | 16 | 15 | 17 | 20 |
| **Shareholder's Equity [1]** | **7,776** | 9,145 | 9,376 | 9,462 | 9,990 | 10,400 | 10,290 | 10,398 |
| **Total** | **161,194** | 163,083 | 186,817 | 187,990 | 192,083 | 192,382 | 202,082 | 182,346 |

 (1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Recurring Statement of Income

 (1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims and Capitalization Bond Draws and Redemptions - Insurance, Pension Plans and Capitalization Bond Selling Expenses.

  62  Economic and Financial Analysis Report - December 2017

Economic and Financial Analysis
Additional Information – Comparison of December 2017 and 2016 – pro-forma

From the third quarter of 2016, HSBC Brasil has been consolidated into our financial statements, and in order to provide comparability of assets/liabilities and income compared regarding December 2017 and 2016, below we present pro forma consolidated financial information, i.e., the combined income of Bradesco and HSBC Brasil for 2016. This pro forma consolidated financial information includes all income statement items from HSBC Brasil, and the income of HSBC Brasil not computed to Bradesco is included under the heading “non-controlling interests/others”, referring to periods prior to the actual acquisition, given that the proposal is to retroactively demonstrate the effect of a transaction that occurred at a later date, and thus, we stress that the data was provided for mere illustrative purposes.

Recurring Statement of Income

(1) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds - Retained Claims and Capitalization Bond Draws and Redemptions - Insurance, Pension Plans and Capitalization Bond Selling Expenses.

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Economic and Financial Analysis

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  64  Economic and Financial Analysis Report - December 2017

________Return to shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors, currently comprised of six directors, and its Board of Executive Officers, both with their own regulations, with the accumulation of positions of the Chairman of the Board of Directors and Chief Executive Officer, due to the succession process in October 10, 2017, which shall last until the first meeting of the Board to be held after the 2018 Annual General Meeting, when the Company’s new Chief Executive Officer will be elected, in order to comply with the provisions of the Articles of Association, Article 7, § 1, regarding the non-cumulativeness of positions.

The Board of Directors is assisted by eight committees: a) Statutory: (i) Audit; and (ii) Compensation; b) Non-statutory: (iii) Ethical Conduct; (iv) Risks; (v) Internal Controls and Compliance; (vi) Integrated Risk Management and Capital Allocation – COGIRAC; (vii) Sustainability; and (viii) Succession and Appointment. Several executive committees assist the activities of the Board of Executive Officers, all of which are regulated by their own regulations. The Fiscal Council, the permanent supervisory body, is composed of five permanent members and their respective alternates. Two permanent members and their deputy members are appointed by the minority preferred shareholders and by non-controlling shareholders holding common shares. In addition to the Fiscal Council and the Audit Committee, Bradesco has the Internal Audit, subordinated to the Board of Directors.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of B3, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

In compliance with best corporate governance practices, the Bradesco Organization adopts its own integrity program, comprised of a set of policies, standards and procedures aimed at preventing, monitoring, detecting and responding to harmful acts provided for in Law No.12,846/13 and in international legislation, especially the Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance

Senior Management and all employees are committed to complying with laws and regulations applicable to their activities, and to conduct business observing high standards of conduct and ethics. There are policies, standards, processes and systems in force for monitoring conduct, complaint handling channels and mechanisms, as well as an area designated to respond for the entire program aiming to ensure these commitments.

Such components are backed by Committees linked to the Board of Directors, such as the Ethical Conduct, Integrated Management of Risks and Allocation of Capital, Internal Controls and Compliance, and supported by training actions developed by UniBrad – Bradesco Corporate University for all professionals, covering the issues of Conduct, Controls and Compliance.

Investor Relations Area – IR

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the fourth quarter of 2017, there were 58 events promoted with national and international investors,

through conferences, meetings, conference calls and institutional presentations, assisting 385 investors. It also held two teleconferences of results to institutional investors.

This quarter, we organized the fourth edition of Insurance Day, which took place at the headquarters of Bradesco Seguros.

        66 Economic and Financial Analysis Report – December 2017

________Return to shareholders

Sustainability

Bradesco is part of the 2018 Corporate Sustainability Index

For the 13th consecutive year, Bradesco is included in the B3’s Corporate Sustainability Index (ISE), as part of a select group of companies with consistency in financial results coupled with the adoption of sustainable management principles. The Index is developed through a rigorous process of assessing the performance of companies regarding economic-financial, social, environmental, and corporate governance aspects. Being part of the ISE ratifies Bradesco’s strategy to promote the alignment of its business to the corporate sustainability agenda, as a way to strengthen the outlook for creating value in the long run.

The new portfolio, which will be in effect from January 2018 to January 2019, consists of 30 companies from 12 sectors, amounting to R$1.3 trillion in market capitalization, equivalent to 41.5% of the total worth of companies whose shares are traded on the B3.

Bradesco Advances to the Leadership Category in the CDP

Bradesco was rated with the second best concept of “A-” (Leadership) in the CDP, having advanced in relation to 2016, when it received a rating of “B” (Management).

CDP is an initiative created in 2000 aimed at disseminating global information about climate strategy and environmental impacts related to companies and local governments. Organizations respond to a questionnaire that addresses issues relating to governance, risk management, opportunities and emissions, among others, and receive a rating according to their performance. This information can be used by investors, shareholders, and leaders in their decision-making processes.

Bradesco participates in the CDP 2006 climate change program and, since then, has been working toward the improvement of its management strategy. This year, roughly 300 companies in the financial sector participated in the process of responding to the CDP, nine of which are Brazilian.

For the first time ever, Bradesco is part of the Vigeo Eiris Best EM Performers Ranking

For the first time ever, Bradesco was selected for the “Best Emerging Markets Performers Ranking” by Vigeo Eiris, a European agency at the forefront of ESG (Environmental, Social and Governance) analysis. To compose the ranking, 850 companies from 31 different countries were evaluated, listed in developing markets, which have shown advanced approaches to social responsibility.

Released every six months since June 2015, the latest edition of the ranking listed the 100 companies that have obtained the highest scores for indicators such as human rights, decent jobs, environmental protection, corporate governance, business ethics and contribution to economic and social development in the areas in which they operate, belonging to 27 different sectors and responsible for the employment of more than five million people.

Bradesco is recognized in Exame magazine’s 2017 Sustainability Guide

Bradesco was selected as one of the most sustainable companies in Brazil by Exame’s 2017 Sustainability Guide, in the segment of Financial Institutions, Banks and Insurance Companies. The Bank obtained more than 70% performance in all dimensions evaluated by the survey, and showed above-average performance in the key indicator of waste management.

Currently in its 18th edition, the EXAME Sustainability Guide is a survey conducted by Exame magazine, which features the best sustainable practices that make up companies’ business strategies. It is prepared annually and uses a methodology developed by the Center for Sustainability Studies of the Getulio Vargas Foundation (GVCes), which analyzes the three dimensions of sustainability (economic, environmental and social) to select the best performances.

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________Return to shareholders

Sustainability

Bradesco’s Education and Christmas Program

Since 2016, Bradesco acts as the manager of the “Education Program” social project, which promotes free educational activities, supplementary to regular schooling, to roughly 400 children and adolescents from eight host institutions in Curitiba and the surrounding metropolitan area. In partnership with local suppliers, and with government support, Bradesco offers medical care, supplementary education in Portuguese Language and Math, as well as music initiation and choral singing classes. For this last activity, students from Curitiba public schools also participate. At the end of the year, 110 children who take part in the music classes starred in Bradesco’s Christmas show, in the windows of the historic Palácio Avenida building.

With performances spanning a nine-day period, the show attracted more than 260,000 spectators in 2017. To put on the show, more than 400 people were involved in the production, including 150 Bradesco employees and trainees and their family members, who acted as “Christmas Angels,” voluntarily accompanying the children during the rehearsals and performances.

Bradesco Shares

Number of Shares – Common and Preferred Shares

Note: All periods presented, for comparison purposes, include effect of bonus of shares.

In December 2017, Bradesco’s capital stood at R$59.1 billion, composed of 6,108,962 thousandshares, made up of 3,054,481 thousand common	shares and 3,054,481 thousand preferred shares, as book entries and without par value.

Number of Shareholders – Domiciled in Brazil and Abroad

In December 2017, Bradesco had 358,051 shareholders, 356,767 residing in Brazil, representing 99.6% of the total number of shareholders holding 65.9% of its capital.	The amount of shareholders domiciled abroad was 1,284, representing 0.4% of the number of shareholders with 34.1% of its capital.

68 Economic and Financial Analysis Report – December 2017

________Return to shareholders

Bradesco Shares

Daily Average Trading Volume of Shares

During 2017, the average daily trading volume of our shares reached R$684 million, down 2.8% over the previous year, driven by the loss of	volume on the NYSE, being 6.3% lower on the NYSE and 0.6% higher on the B3.

(1)   BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2)   BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on Shareholders’ Equity), compared to the Ibovespa. If, in late December 2007, R$100 were invested in Bradesco’s shares, they would be worth approximately R$258 at the end of December 2017, which is an appreciation 2.0x higher compared to that which was presented by the Ibovespa within the same period.

Bradesco    69

________Return to shareholders

Bradesco Shares

Share and ADR Performance (1)

(1)   Adjusted for corporate events in the periods; and

(2)   Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4). In January 2018, we analyzed eleven reports prepared by these analysts.	Their recommendations and general consensus on the target price for December 2018 can be found below:

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares.	Such information is available at: bradescori.com.br > Services > Analysts Consensus.

70 Economic and Financial Analysis Report – December 2017

________Return to shareholders

Main Capitalization

In December 2017, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$200.5 billion,	an increase of 24.7% compared with December 2016, and in the same period, Ibovespa had an increase of 26.9%.

Bradesco    71

________Return to shareholders

Main Indicators

Price/Earnings Ratio (1):

Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.	(1) Market capitalization/recurring net income, twelve-month accumulated.
Price to Book Ratio:

Indicates the multiple by which Bradesco’s market capitalization exceeds its shareholders’ equity.
Dividend Yield (1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.and

72 Economic and Financial Analysis Report – December 2017

________Return to shareholders

Dividends/Interest on Shareholders’ Equity – JCP

In 2017, R$7,204 million was assigned to shareholders as interest on shareholders’ equity (JCP). The total JCP assigned to shareholders accounted for 51.7% of the net income for the	12- month period and, considering income tax deduction and JCP allocations, it was equivalent to 44.0% of the net income.

(1)   In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on B3 in terms of liquidity), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Sustainability Index (DJSI), in the Dow Jones Sustainability World and Emerging Markets portfolios and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

(1)      Represents Bradesco shares’ weight on Brazil’s main stock indexes.

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  74  Economic and Financial Analysis Report - December 2017

________Additional Information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

Dec17	Sept17	Dec16
Banks – Source: Brazilian Central Bank (Bacen)			
Demand Deposits	N/A	11.3	11.7
Savings Deposits	N/A	14.0	14.4
Time Deposits	N/A	11.0	10.0
Loans	11.0	11.1	11.4
Loans - Private Institutions	24.0	24.8	25.7
Loans - Vehicles Individuals (CDC + Leasing)	13.8	13.6	13.8
Payroll-Deductible Loans	14.2	13.9	13.5
Number of Branches	22.8	23.1	23.9
Banks – Source: Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	30.9	30.9	30.1
Banks – Source: Anbima			
Investment Funds and Managed Portfolios	21.5	21.6	22.7
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	25.8 (1)	25.5	25.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.9 (1)	24.7	25.0
Life/Personal Accident Insurance Premiums	20.2 (1)	20.6	19.0
Auto/P&C Insurance Premiums	8.8 (1)	9.0	9.2
Auto/Optional Third-Party Liability Insurance Premiums	12.1 (1)	12.4	12.1
Health Insurance Premiums	48.2 (1)	48.1	49.3
Income from Pension Plan Contributions (excluding VGBL)	36.6 (1)	34.6	29.3
Capitalization Bond Income	30.0 (1)	30.3	27.8
Technical provisions for insurance, pension plans and capitalization bonds	26.8 (1)	26.9	28.0
Income from VGBL Premiums	25.9 (1)	25.5	26.5
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	34.6 (1)	30.8	24.6
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)			
Pension Plan Investment Portfolios (including VGBL)	28.3 (1)	28.3	29.6
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	18.1 (2)	18.6	19.8
Consortia – Source: Bacen			
Real Estate	29.4 (1)	29.3	31.1
Auto	31.6 (1)	31.7	31.0
Trucks, Tractors and Agricultural Implements	16.2 (1)	16.3	19.8
International Area – Source: Bacen			
Export Market	22.4	21.8	19.0
Import Market	21.4	21.4	19.6

(1)   Reference date: November/17; and
(2)   Reference date: October/17.
N/A – Not available.

76  Economic and Financial Analysis Report – December 2017

________Additional Information

Market Share of Products and Services

Ratings

(1)   In January 2018, there was a review of Brazil’s rating (sovereign), resulting in a downgrade in the ratings on a long-term global scale, affecting Brazilian banks and insurance companies that are rated at the sovereign level, from “BB” to “BB-”; and
(2)   In August 2017, there was an implementation in the ratings on a national scale, leading to a short-term national rating upgrade from “brA-1” to “brA-1+”.

Reserve Requirements

(1)   Collected in cash and not remunerated;
(2)   At Bradesco, reserve requirements are applied to Rural Loans;
(3)   Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.;
(4)   Collected in cash with the Selic rate; and
(5)   As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there will be no additional rate.

Bradesco  77

________Additional Information

Investments in Information Technology (IT)

Bradesco seeks to broaden the experience of its customers, diversifying and enhancing the ways in which they relate to the Bank.  In 2017, we highlight the following:

•       The possibility for customers themselves to update their registration data, such as personal information, contact information and work information, through Internet Banking and Bradesco Celular, without the need to go to a branch;

•       New service options on Bradesco Celular, such as travel warnings directly through the app; sharing receipts via WhatsApp, Dropbox, Google Drive, etc., registration of favorite mobile phone numbers for recurring top-ups of prepaid minutes, and other features that offer convenience to our customers;

•       For Bradesco Visa Credit Card customers, we launched an innovative, secure and practical to pay bills in shops without the need to use the card, through the Samsung Pay app;

•       Evolution of BIA (Bradesco Artificial Intelligence), which now clarifies doubts about investments of branch network employees. The tool answers questions about 61 products in all, thus streamlining customer service;

•       Bradesco Seguros also innovated and launched – in partnership with Waze – a pioneering service on the market: in an “emergency situation” such as a traffic accident, vehicle breakdown or flat tire, app users can trigger the Bradesco Seguros’ “Assistência Dia e Noite” roadside service, whether they are insured or not;

•       Corporate customers were afforded greater autonomy, allowing the provision of new services such as consulting the status of unpaid bills; spreadsheet with details of the contracted operation; physical location of checks returned and/or linked to the checking account; Second copy of payment receipts, collections, wire transfer, DOC and TED; among others, directly through the Net Empresa platform;

•       Available initially to some commercial partners, yet another exclusive service channel – transactional site – offering more autonomy for requesting services such as debt transfer, second copies of outstanding bills, and copies of contracts. The site is prepared to attend to other partners as well;

•       At ATMs, acquisition of installment credit is now available, enabling greater credit limits to customers and flexible operation deadlines;

•       In the Banco24Horas network, now customers can activate the M-Token safety device and pay utility bills (water, electricity, telephone and gas); and

•       We launched the fourth edition of “inovaBra startups” program, aimed at discovering innovative projects that have applicable solutions or the possibility of adapting financial products and services.

The period was also marked by recognitions:

•       Bradesco was the most innovative company in the ranking of The 100 Most Innovative Companies in the use of IT, promoted by IT Mídia; and

•       For the second year in a row, we placed first in the IT Leaders ranking, which recognizes the highlights focusing on positioning and actions on the digital transformation scene.

Seeking greater agility in customer service and continuing the process of ongoing improvements in our infrastructure, our data processing capabilities were expanded with the acquisition of five new mainframe computers and upgrading of the equipment at branches and in the internet environment.

Also in this quarter, a new record in online transactions was set, with Bradesco Celular having reached more than 1,000 transactions/second.

As a necessary condition for its continuous growth, in 2017 Bradesco invested a total of R$6,037 million in Information Technology (IT).

78 Economic and Financial Analysis Report – December 2017

________Additional Information

Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

 The risk management activity structure has policies, standards and procedures, ensuring that the Organization maintains control compatible with the nature of its operations and the complexity of its products, services, activities, processes and systems, as well as the extent of its exposure to risk.  It is also composed of committees, commissions and departments that support the Board of Executive Officers and the Board of Directors in decision making.

The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information regarding to risk management process, capital adequacy as well as Bradesco's risk exposures, can be found in the Risk Management Report - Pillar 3 available on the Investors Relations website at bradescori.com.br.

Capital Management

Bradesco has a department responsible for capital management centralization, named Capital Management, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

Additionally, this Governance is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco. In addition to the Committee structure, on an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management (ICAAP) Recovery Plan structure, a Capital Adequacy Assessment Internal Process (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress and extreme crisis scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent fundamental tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: bradescori.com.br.

Bradesco    79

________Additional Information

Basel Ratio

In December 2017, the Reference Equity of the Prudential Conglomerate reached R$104,673 million, as compared to risk-weighted assets of R$611,442 million. The Basel Ratio decreased 0.6 p.p., from 17.7% in September 2017 to 17.1% in December 2017, Tier I Capital ratio reached 13.1% in December 2017, a decrease of 0.3 p.p. in relation to September 2017 mainly due to: (i) greater provisioning of Interest on Shareholders’ Equity; (ii) the mark-to-market effect of available-for-sale securities;

 and (iii) the increase in weighted assets; being partially offset by: (iv) the increase in net income for the period. Tier II presented a reduction in the quarterly comparison, mainly due to the reduction of the inventory of subordinated debt, due to the debt maturities (staggered).

R$ million	Basel III Prudential Conglomerate							
	Dec17	Sept17	June17	Mar17	Dec16	Sept16	June16	Mar16
Calculation Basis								
Regulatory Capital	**104,673**	**106,682**	**103,050**	**92,920**	**101,127**	**100,056**	**102,548**	**100,452**
Tier I	**80,085**	**80,889**	**77,322**	**73,123**	**78,763**	**77,655**	**79,377**	**76,704**
Common Equity	**75,080**	**75,363**	**71,949**	**67,915**	**73,747**	**72,655**	**79,377**	**76,704**
Shareholders' Equity	110,457	110,301	106,807	104,558	100,442	98,550	96,358	93,330
Non-controling/Other	69	84	39	34	61	17	18	-
Phase-in arrangements provided for Resolution No 4,192/13	(35,446)	(35,022)	(34,898)	(36,677)	(26,756)	(25,912)	(16,999)	(16,626)
Additional Capital	**5,005**	**5,526**	**5,374**	**5,207**	**5,016**	**5,000**	-	-
Tier II	**24,588**	**25,793**	**25,728**	**19,797**	**22,364**	**22,401**	**23,171**	**23,748**
Subordinated debt (before Resolution No 4,192/13)	7,641	8,354	8,730	9,650	12,560	13,693	14,796	16,725
Subordinated Debt (according to Resolution No. 4,192/13)	16,947	17,438	16,998	10,147	9,804	8,708	8,375	7,023
Risk-Weighted Assets (RWA)	**611,442**	**604,581**	**618,611**	**607,464**	**656,189**	**657,148**	**580,568**	**595,757**
Credit Risk	554,929	547,411	550,859	546,210	589,977	588,914	527,254	543,260
Operational Risk	47,605	47,605	47,222	48,157	50,444	50,444	38,502	38,502
Market Risk	8,908	9,564	20,530	13,097	15,768	17,791	14,813	13,996
Total Ratio	**17.1%**	**17.7%**	**16.7%**	**15.3%**	**15.4%**	**15.3%**	**17.7%**	**16.9%**
Tier I Capital	13.1%	13.4%	12.5%	12.0%	12.0%	11.9%	13.7%	12.9%
Common Equity	12.3%	12.5%	11.6%	11.2%	11.2%	11.1%	13.7%	12.9%
Additional Capital [1]	0.8%	0.9%	0.9%	0.8%	0.8%	0.8%	-	-
Tier II Capital	4.0%	4.3%	4.2%	3.3%	3.4%	3.4%	4.0%	4.0%
Subordinated debt (before Resolution No 4,192/13)	1.2%	1.4%	1.4%	1.6%	1.9%	2.1%	2.6%	2.8%
Subordinated Debt (according to Resolution No. 4,192/13)	2.8%	2.9%	2.7%	1.7%	1.5%	1.3%	1.4%	1.2%

(1)   In September 2016, considers subordinated debt authorized by Central Bank, in November 2016, to compose Tier I Capital.

80  Economic and Financial Analysis Report – December 2017

________Additional Information

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, amended by Resolution No. 360/17, corporations should have an adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the Adjusted Shareholders’ Equity is valued economically, and should be calculated based on shareholders’ equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in November 2017 was R$10.5 billion.

Bradesco    81

________Additional Information

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82  Economic and Financial Analysis Report – December 2017

________Independent Auditors’ Report
Independent Reasonable Assurance Report on the Supplementary Accounting Information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the supplementary accounting information of Banco Bradesco S.A. for the year ended as at December 31, 2017 in the form of reasonable assurance conclusion that based on our work, described within this report, the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determines are necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether the supplementary accounting information included within the Economic and Financial Analysis Report is presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our judgment, including the assessment of risks of material misstatement in the supplementary accounting information of Banco Bradesco S.A. whether due to fraud or error, however, this does not include the search and identification of fraud or error.

In making those risk assessments, we have considered internal controls relevant to the preparation and presentation of supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco’s internal control over the preparation and presentation of the supplementary accounting information. Our engagement also includes the assessment of the appropriateness of the reasonableness of the supplementary accounting information within the Economic and Financial Analysis Report in the circumstances of the engagement, evaluating the appropriateness of the procedures used in the preparation of the supplementary accounting information and the reasonableness of estimates made by Bradesco and evaluating the overall presentation of the supplementary accounting information. The reasonable assurance level is less than an audit.

  84  Economic and Financial Analysis Report - December 2017

________Independent Auditors’ Report
Independent Reasonable Assurance Report on the Supplementary Accounting Information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment

Criteria for Preparing the Supplementary Accounting Information

The supplementary accounting information disclosed within the Economic and Financial Analysis Report, for the year ended December 31, 2017 has been prepared by the Management of Bradesco, based on the information contained in the consolidated financial statements on December 31, 2017 and the accounting information adjusted to the criteria described in Note 4 of such financial statements, in order to facilitate additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the supplementary accounting information included within the Economic and Financial Analysis Information Report is presented, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, January 31, 2018

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco   85

________Independent Auditors’ Report

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  86  Economic and Financial Analysis Report - December 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Message to Shareholders

Dear Shareholders,

2017 was a challenging year, but it revealed a perceptible resumption of Brazil's economic activity.

At Bradesco, even in an environment of uncertainty, we wrote yet another chapter of major achievements and advances in our history, the result of a balanced strategy of actions, with different sources for generating business and results, thus diversifying the risks intrinsic to our activity. Also, driven by our vocation as a pioneering company and the determination to be contemporary, at all times, our technological framework is constantly evolving, in synergy with the advances and society’s new ways of interacting with digital media and mobility, coupled with technical and professional improvement of our staff – fundamental pillars of our Organization.

With more than 75 years of professional life dedicated exclusively to the Bradesco Organization, and magnificent examples of effort, integrity and ethics,” Mr. Lázaro de Mello Brandão submitted his letter of resignation from the position of Chairman of Bradesco’s Board of Directors on 10/10/2017, remaining as Chairman of the Board of Parent Companies of Bradesco.  Originating at Casa Bancária Almeida & Cia., a financial institution that in 1943 became Banco Brasileiro de Descontos S.A., today known as Banco Bradesco S.A., over the years he masterfully lead the principles and values that served as the foundation for our Organization.

Inherent in the Bank's culture, the forte of our social responsibility is the work developed by Fundação Bradesco, one of the largest private socio-educational programs in Brazil. With more than six decades investing in education, at its 40 own schools, it provides quality education for children, youths and adults, free of charge, and also provides school supplies, uniforms, meals, and medical/dental care. In 2017, Fundação Bradesco boasted around 96,754 students.

Overcoming obstacles with constructive attitudes and investments, we have recorded a net income of R$14.658 billion, of which R$7.204 billion was reserved for shareholders in the form of Interest on Shareholders’ Equity, corresponding to 51.7% (net of withheld Income Tax 44.0%) of adjusted income. In this result, Grupo Bradesco Seguros’ 37.8% share was expressive. Total Assets amounted to R$1.211 trillion, a 2.7% increase over the previous year. Equity totaled R$110.457 billion, and the Operational Efficiency Ratio reached 40.8%. The good performance demonstrates the solidity and renews the Organization’s future vision, always committed to globally recognized initiatives in sustainability and corporate governance.

For the Organization, there are reasons for optimism about tomorrow’s Brazil, and, in this context, we reiterate the positive outlooks regarding the Nation's capacity for growth. Confident in 2018, we will be attentive to the business opportunities that arise, in the face of an increasingly fierce market. Thus, in order to exceed expectations and maintain sustainable growth, Bradesco continues to seek to integrate its principles into its strategic planning, aiming to increasingly offer diversified products and services, as well as an extensive and well-distributed network of qualified and modern banking services.

The year’s achievements are the fruit of the dedicated work of our employees and other collaborators, whom we thank, as well as our shareholders and customers, for their support, trust and preference.

Cidade de Deus, January 31, 2018
Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors and CEO

88  Economic and Financial Analysis Report - December 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Management Reports

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the year ended on December 31, 2017, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Among the major events at Bradesco Organization during the year, the following are the most noteworthy:

•       again selected to join the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability World and Emerging Markets portfolios;

•       for the 13th consecutive year, it is included on the Corporate Sustainability Index (ISE) of the São Paulo stock exchange (B3 S.A. – Brasil, Bolsa, Balcão); and

•       for the first time ever, Bradesco is part of the “Best Emerging Markets Performers Ranking” by Vigeo Eiris, Europe’s pioneering ASG analysis agency, which covers environmental, social and governance factors.

Economic Comment

2017 was highlighted by the resumption of Brazilian economic activity. Favorable signs on the labor market and advances in consumer confidence helped make household consumption more dynamic. Cuts in the basic interest rate stimulated activity and investments.  Although economic reestablishment is evident, its pace is still shown to be gradual. Accordingly, one can see an economy that is operating below its potential, a factor that helps to anchor inflation expectations, even in a scenario of expansion (in the short term), guided by demand. Although it remains challenging and requires additional efforts, the government has managed to move forward with key measures to stabilize the debt-to-GDP ratio. For 2018, in light of the stimuli in place, we expect activity to resume more intensively.

In the external scenario, the relevant economic growth worldwide, combined with an extremely moderate inflationary context, have allowed global liquidity to be maintained, especially in developed economies, keeping high attractiveness for investments in emerging countries.

1. Result for the Year

The results achieved by Bradesco in 2017 and the remuneration to shareholders have confirmed that the strategic planning developed for the period was as expected. The detailed analysis of these figures is available online at banco.bradesco/ri website, in the Economic and Financial Analysis Report.

R$14.658          billion was the taxable Net Income in the financial year, equivalent to R$2.41 per share and profitability of 13.9% over the average Shareholders’ Equity (*). The return on Average Total Assets was 1.2%.

R$7.204           billion was allocated to shareholders, as Interest on Own Capital, intermediaries and supplementary, computed in the calculation of mandatory dividends. Thus, R$1.25 (R$1.06 net of Income Tax withheld at the source), which includes an additional 10.0% was attributed to every preferred share, and R$1.13 (R$0.96 net of Income Tax withheld at the source) for every common share. Distributed interest represents 51.7% (net of Income Tax withheld at the source 44.0%) of the year’s adjusted income.

Taxes and Contributions

During the year, Bradesco allocated a significant portion of its earnings to the public coffers, in direct proportion to the volume of its business activities.

R$16.036          billion totaled the own taxes and contributions, including pensions, paid or provisioned.

R$15.548          billion totaled the withheld taxes and those collected from third parties equivalent to financial intermediation.

In all, resources in the significant amount of
R$31.584 billion originated in the Organization or transited through it.

(*) Excluding mark-to-market effect of available-for-sale Securities recorded under Shareholders’ Equity.

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2.      Business Strategy

With the steadfast purpose of expanding its outstanding position among private financial institutions and increasing operational efficiency vis-à-vis an increasingly competitive market, Bradesco carries out its activities to provide quality services, with the most modern technology tools, commitment to customers and shareholders, and a nationwide presence.

In this context, underpinned by ethical values, respect and transparency, Bradesco is able to face today’s challenges, stimulating investments and the democratization of credit. To do so, it seeks to increase its offer of products, services and solutions, and, as a priority, it promotes banking inclusion and social mobility, through its broad-based Service Network that includes Branches, Service Points, Bradesco Expresso Correspondents and ATMs, as well as through digital channels such as Internet Banking, Bradesco Celular, Fone Fácil, and social media.

Regarding the financial aspect, from a perspective of more realistic growth, the Bank will continue to seek to expand its credit portfolio in 2018, with an emphasis on consumer credit, payroll loans, support to entrepreneurship (especially for small businesses), and real estate lending, as well as its strong performance in open supplementary pension plans. To this end, it will continue to adopt effective security criteria, which includes a rigorous evaluation of the processes of concession and efficient daily collection of overdue amounts. The strategic focus on secure dissemination and in the results of the business it conducts, such as, for example, investment banking, corporate, private banking, and the management of third-party funds, in addition to investments in the credit card, consortium, insurance, private pension, and capitalization markets, equally relevant, will remain active in the Organization.

Present in strategic markets abroad, Bradesco provides support to Brazilian companies, clients residing abroad, as well as foreign companies and investors with interests in Brazil. Bradesco Securities in New York, London, and Hong Kong are essential to securing funds and distributing securities in these financial centers, as well as to Banco Bradesco Europe in Luxembourg and London, with financing services to corporate and private banking clients.

The growth that is continually pursued by the Bank implies substantial investments (in infrastructure) in Information Technology, and Human Capital, all of which are indispensable pillars for the banking market. R$6.037 billion were invested to innovate, update, and maintain the IT environment, which is a highlight in the market, with the best practices and existing technologies, and R$163.9 million were invested in staff training programs through the Bradesco Corporate University - UniBrad, in order to ensure motivation, innovation, and focus on the client.

Respect for the consumer, socio-environmental responsibility, security, and credibility are part of Bradesco’s corporate culture. Three vectors of greater magnitude underpin strategic planning:

•      to grow organically without losing sight of potential acquisitions, associations, and partnerships, provided they are committed to the quality of service, to security of the products, solutions, and services, and with the effective improvement of financial and operational efficiency indexes;

•      to maintain strict controls in order to identify, assess, and mitigate risks intrinsic to the activities, as well as to define acceptable levels in each operation; and

•      to conduct business with full transparency, ethics, and adequate compensation to investors.

3.      Capital, Reserves and Subordinated Debt

Regarding Banco Bradesco, at the closing of the financial year:

R$59.100          billion totaled the Capital Stock subscribed and paid in;

R$51.357        billion totaled the Equity Reserves; and

R$100.457      billion was the Shareholders’ Equity with a growth of 10.0% in the year. In relation to Consolidated Assets, that amount to R$1.211 trillion, the Managed Shareholders’ Equity was equivalent to 9.2%. The Net Asset Value per share was of R$18.15.

The solvency index was 17.1%, higher than the minimum of 10.8% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. Regarding Reference Equity, the immobilization index reached 43.4% in the Prudential Conglomerate, within the maximum limit of 50%, established by the Brazilian Central Bank.

Subordinated Debt amounted, at the end of the financial year, to R$50.179 billion (Abroad, R$11.638 billion and in Brazil, R$38.542 billion), of which R$29.593 billion were considered eligible as regulatory capital and included the Reference Equity, and included in the calculation of indexes recorded in the previous paragraph.

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Securities classified to held-to-maturity securities

As provided by Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01, the Bank declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”. During year 2017, there were no sales or reclassifications of securities classified in this category. It also states that the operations of Banco Bradescard S.A., its subsidiary, are adjusted to the strategic objectives defined in the Business Plan, in accordance with Article 11 of the Regulation, Appendix I to Resolution No. 4,122/12, of the National Monetary Council.

Capital Management

The structure of capital management is composed of Committees that advise the Board of Directors and the Board of Executive Officers in making decisions. It adopts a forward-looking vision, which aims to anticipate possible changes in market conditions. The sufficiency assessment of capital is conducted in order to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to address the risks incurred, taking into account the strategic defined objectives.

4. Operating performance

4.1. Funding and fund management

In the end of the year, the resources funded and managed amounted to R$1.903 trillion, 5.9% higher than the previous year. Overall, the Bank manages 25.810 million account holders, 63.403 million savings accounts with a balance of R$103.333 billion, representing 18.3% of the SBPE – Brazilian Savings and Loan System.

R$498.675    billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase.

R$834.646    billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 10.3% increase.

R$290.035    billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil.

R$246.653    billion in Technical Provisions for Insurance, Pension Plans and capitalization bonds, up by 10.4%.

R$33.235     billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$10.047 billion.

4.2. Loan Operations

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, preserving the expansion and diversification of the supply in channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

R$492.931    billion was the balance at the end of the year, of consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-obligation in Certificates of Real Estate Receivables, and Rural Loans.

R$36.424     billion was the consolidated balance of allowance for loan losses, considering an additional allowance of R$6.895 billion, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Consumer Credit

Consumer Credit is one of the most highly representative components of the credit portfolio, contributing to the growth of small, medium and large businesses, financing acquisitions of goods produced and offered by the various production chains, through its diversified portfolio. Among the Lines of Credit are Personal Loans, Payroll-deductible loans, and Vehicle Financing.

R$116.066    billion was the balance of operations designated to the consumer credit.

Payroll-Deductible Loans

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Payroll-Deductible Loans continue to be one of the most relevant components of the individual credit portfolio. At Bradesco, the distribution of the product is carried out by the Network of Branches, Bradesco Expresso, Bradesco Financiamentos, and its partner Correspondents, in addition to digital channels: Bradesco Celular, Internet Banking, ATMs, Banco24Horas, and Fone Fácil.

Bradesco’s offer of payroll loans is targeted mainly at Social Security (INSS) pensioners and retirees, public servants, and employees of companies having agreements with Bradesco.

R$43.968     billion was the balance of the Portfolio at the closing of 2017, with 9,656,304 active contracts.

Real Estate Credit

Maintaining a strong commitment to meeting the demands of the real estate sector, financing both the construction industry as well as real estate acquisition by final borrowers, Bradesco constantly seeks to improve its loan granting processes in the different originating channels, with the aim of making them more streamlined and practical for customers. On the banco.bradesco website the products available, partnerships firmed with real estate companies, among other information, can be consulted.

R$60.866     billion was the balance of the Real Estate Credit Portfolio, whereby R$33.687 billion was intended for Individuals and R$27.179 billion for Legal Entities, and a total of 170,241 units financed.

Agribusiness

Bradesco is the largest private bank in Assets in Agribusiness, with a strong presence in the productive chain, offering solutions for the development of production, processing and marketing of agricultural products. Maintains agreements with the main manufacturers of machinery and equipment in the Country, contributing to the expansion of business and growth in productivity. Detailed information about agribusiness, credit products and services can be obtained at the web site bradescoagronegocio.com.br.

R$20.588     billion was the balance of investments at the end of the financial year.

Onlending Operations

One of the main onlenders of BNDES funds, Bradesco maintained this important positioning by reaching a total disbursement of R$5.255 billion, equivalent to 14.0% of the Market Share, maintaining a focus on releases to micro, small, and medium companies, which absorbed R$3.773 billion, or 14.6% of the total amount disbursed. Also highlight, the excellent performance of the BNDES FINAME line, focused on funding machinery and equipment, which reached the amount of R$2.793 billion, corresponding to 15.9% of the total disbursement of the modality.

R$23.725     billion amounted to the balance of transfer portfolios, with 239,634 contracts registered.

Credit Policy

The Credit Policy aims at guiding the rapid implementation of diversified pulverized businesses, sustained by appropriate guarantees and intended for people and companies and of proven solvency. Carried out quickly and securely, these operations seek to ensure the adequate profitability and liquidity of invested assets.

Specialized systems for Credit Scoring allow the speediness and backing of the decision-making process with specific standards of safety and assertiveness in the environment of the Branches. The Credit Department and the Executive Committee of Credit, installed in the Head Office, are responsible for the decisions about loans that exceed the levels of authority of the Branches.

Loan portfolio quality

The quality of the credit portfolio showed improvement, returning to levels close to those observed in the period prior to the economic crisis in Brazil, supported by favorable signs in the labor market and by the resumption of economic growth at a gradual pace, but mostly due to the constant improvement of models and policies for loan granting and monitoring, as well as the option of safer credit modalities, such as payroll lending and home lending.

4.3. Collection and Loan Recovery

Debt collection and recovery are promoted with the involvement of all Segments, Management and Legal Departments, aiming to reduce default and maintain the relationship with clients. To this end, Bradesco uses its own statistical models, updated periodically, which separate debtors according to levels of risk and propensity to pay, making collection strategies more assertive and efficient.

Collection occurs sequentially through the Network of Branches, Call Centers, and Friendly and Judicial Collection Offices, also counting on regional teams specialized in debt recovery, that tailor their operations on the most significant cases.

R$7.035 billion in loans were recovered, 27.7% higher than in the previous year.

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5. International Area

Abroad, the Bradesco Organization offers an extensive line of products and services by means of units of Banco Bradesco in New York and Grand Cayman; Bradesco Securities in London, Hong Kong and New York; Banco Bradesco Europa in Luxembourg and London; Banco Bradesco Argentina in Buenos Aires; and Bradescard in Mexico, in addition to an extensive network of international correspondents. In Brazil, it is present in the main regions, with 12 specialized operating units in foreign exchange and foreign trade business and 18 service points within the “Bradesco Empresas” (Corporate) segment. This structure enables a position of leadership among private banks in the foreign exchange market and in the financing of foreign trade in Brazil, as the following highlights below:

R$9.430            billion in Advances on Foreign Exchange Contracts, for an Export Financing portfolio of US$12.684 billion;

US$1.706          billion in Import Finance in Foreign Currency;

US$44.026        billion in Export Purchases, with a market share of 22.4%;

US$30.095        billion in Imports contracted, with a market share of 21.4%; and

US$5.477          billion in public and private placements, of medium and Long-terms, in the international market.

6. Bradesco Shares

“Ações Bradesco,” with a high level of liquidity, maintained its presence in all trading sessions of the B3 – Brasil, Bolsa, Balcão stock exchange. They represented 9.4% of the Ibovespa index at the end of 2017. They are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipts – Tier 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

To shareholders, as minimum mandatory dividend, is guaranteed 30% of the adjusted net income, in addition to the Tag Along of 100% for the common shares and 80% for the preferred shares.  Still, granted to the preferred shares are dividends 10% higher than those given to the common shares.

R$87.159     billion was the amount negotiated in Bradesco Shares during the year, on B3, composed of 354.695 million common shares and 2.394 billion preferred shares.

US$25.936 billion were negotiated as ADRs, in the North American market (New York Stock Exchange - NYSE), equivalent to 1.910 million common shares and 2.605 billion preferred shares.

EUR 4.445   million were negotiated as DRs, on the European market (Latibex – Madrid), equivalent to 0.514 million preferred shares.

7. Segmentation of the Market

Bradesco, present throughout Brazil, maintains its vocation as an open-door bank, with the aim to reach the greatest number of customers, democratizing access to banking products and services, favoring the process of financial inclusion, increasing access to and usage of banking services and entrepreneurship, as well as social mobility. To welcome all classes of the population, with quality and commitment, its segmentation strategy brings together groups of customers having the same profile, with differentiated service and increased gains in productivity and speed. Thus, Bradesco improves the quality of customer relationships, as well as adjusts and scales its operations based on each customer’s demands, giving the Bank greater flexibility and competitiveness in conducting business.

7.1. Bradesco Corporate

Offers specialized services to large economic groups, with an annual revenue of more than R$250 million. The principle of long-term relationship is an important differential, because it creates the best solutions for clients and the best results for the Organization, by means of business units in the main Brazilian cities.

R$452.159    billion were the total resources administered by the area, comprising 2,198 economic groups.

7.2. Bradesco Empresas

With a high degree of specialization, it is responsible for the management of economic groups with annual revenues between R$30 million and R$250 million, offering structured operations and a complete portfolio of products and services.

R$102.012    billion was the total amount of resources managed by the segment, serving companies operating in all sectors of the economy.

7.3. Bradesco Private Bank

“Private Banking” specializes in attending to individuals, family-based holding s, and larger holding companies, which have net availability for investments of R$5 million. It offers clients an exclusive line of products and services within the Tailor-Made concept and open architecture, including advice, in Brazil and Abroad, in the allocation of financial and non-financial assets, as well as advising on wills, foreign exchange and structured operations.

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7.4. Bradesco Prime

Focusing on asset management, through financial advisory specialists, “Bradesco Prime” offers a broad portfolio of differentiated products and services to individuals with monthly income over R$10,000, or availability of investment of at least R$100,000. Respecting the profile of each customer, the segment offers tailored service at the Exclusive Branches, Prime Spaces at our Retail Branches and on the customer service platforms for those investing more than R$1 million up to R$5 million, promoting comfort, privacy, and ongoing attention to all the customers’ needs.

7.5. Bradesco Varejo

The Retail segment focuses on individuals with a monthly income of up to R$9,999.99, and businesses with annual revenues of up to R$30 million. For individual clients, with a monthly income between R$4 thousand and R$9,999.99 thousand or availability of investment greater than R$40,000, denominated as Exclusive Clients, provides personalized service, customized solutions, exclusive spaces in Branches and preferential service at the cashiers. For corporate customers, called “Empresas e Negócios,” it offers financial solutions suited to the needs of these customers through a specialized team of Managers. At the close of the financial year, the segment served more than 23.5 million account holders.

7.6. Bradesco  Expresso

Bradesco Expresso expands its share in the correspondent segment through a partnership with various commercial establishments, such as Supermarkets, Pharmacies, Department Stores, Bakeries and other retail chains, delivers to customers and the community in general the convenience of services near their residence or workplace, in extended hours, including weekends. On December 31, 2017, 38,708 establishments had been accredited.

8. Products and Services

8.1. Bradesco Cards

Bradesco offers its customers the most complete line of credit cards in Brazil, such as Elo, American Express, Visa, MasterCard and various Private Labels. The Bank also has a debit/credit card business unit abroad – Bradescard México – which has a strong partnership with retail chains C&A, LOB, and Bodega Aurrera, as well as with Suburbia stores in that country.

R$176.893    billion was the volume of transactions by Credit Cards.

R$6.849       billion in Revenue from Provision of Services, with a growth, mainly in revenue from commissions on purchases made with Credit/Debit Cards and miscellaneous charges.

8.2. Investment Products

Bradesco's customers have at their disposal a complete investment platform, with solutions structured to meet their needs, moment in life, and profile, identified through the Suitability process (IPA – Investor Profile Analysis).

Assets Management, in addition to having the assistance of the Branch Network Managers, has a team of investment specialists. Customers also have the convenience of investing through Internet Banking, Bradesco Celular, and other channels. The Portfolio consists of banking products, as well as Investment Funds, Capital Market products, Brokerage and Private Pension Funds. With this range of offers, customers optimize the risk–return ratio in their strategies, from the suggested Portfolios, prepared monthly based on the events of the financial markets of Brazil and the world.

8.3. Cash Management Solutions

Bradesco offers customized solutions to Companies, Government Agencies and Utilities Companies, in the administration of Accounts Receivable and Payable, as well as in the collection of fees and taxes.

According to the respective profiles and needs, clients from specific market niches, such as Franchising, Education, Condominiums, among others, count on the support of a qualified team to structure solutions that add value to their business.

The Global Cash Management area aims to structure solutions for international companies operating in the Brazilian market and domestic companies operating abroad, through partnerships with 48 international banks and access to the Swift network. Among the services provided, we highlight the opening of accounts of companies indicated by partner banks and the structuring of proposal for the centralization of the companies’ cash.

171.917       million documents collected during the year in federal, state, municipal taxes and other contributions.

337.436        million documents received from electric, water, gas and telephone bills, of which 61.168 million of them settled by Direct Debit from Current Account and Savings Accounts, a system that provides comprehensive convenience to the client;

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1.120           billion receipts processed by means of Cobrança Bradesco (Collection), Custody of Checks, Identified Deposit and OCT – Ordem de Crédito por Teleprocessamento (Tele-processed Credit Order);

1.012           billion of transactions carried out by payment systems for businesses, which encompass payments of the main Accounts Payable commitments (suppliers, wages/salaries, taxes, and utility bills).

124.919        million of benefits payments to retirees and pensioners of the INSS (Social Security).

92.499         million in Payroll Processing from the public and private sectors.

8.4. Solutions of Products and Services to the Public Authorities

Bradesco provides, through its Bradesco Government Authority Department and its exclusive Public Sector service platforms, located throughout the country, Business Managers capable of providing products, services, and solutions with quality and security to Public Entities and Agencies of the Executive, Legislative and Judicial Authorities, in the Federal, State and Municipal spheres, in addition to the Local Authorities, Public Foundations, Public and Mixed Economy Companies, the Armed Forces (Army, Navy and Air Force), and Auxiliary Troops (Federal, Military and Civil Police).

In 2017, six Platforms specializing in top-level public agencies were created, to attend to Governments, Capitals, Courts, Professional Boards, Assemblies, Public Prosecutors, Public Defenders, and the 100 Largest Municipalities of Brazil’s GDP.

Monthly, more than 10.700 million retirees and pensioners of the INSS receive their benefits from Bradesco, which gives it the position of highest payer among all the banks in the country.

With exclusive space for public servants and the military, the site bradescopoderpublico.com.br presents Corporate Solutions of Payments, Receipts, HR and Treasury.

8.5. Solutions for the Capital Market

Bradesco, with modern infrastructure and specialized professionals, is at the forefront of the capital markets, offering a broad range of solutions and services. Among the main ones, are the following:

Qualified Custody of Securities for Investors and Issuers

R$1.5           trillion in custodied assets of clients;

R$2.2           trillion in assets under controllership; and

R$118.3       billion in fair value, referring to 26 American Depositary Receipts (ADR) programs and 4 GDR (Global Depositary Receipts) programs.

Fiduciary Management for Funds

R$359.3       billion in shareholders’ equity of investment funds managed by BEM – Distribuidora de Títulos e Valores Mobiliários, a company of Grupo Bradesco.

Bookkeeping of Securities

241         companies belonging to the Bradesco System of Book-Entry Shares, with 4.4 million shareholders;

 384        companies with 557 releases integrate the Bradesco System of Book Entry Debentures, with the amount of
R$375.9 billion;

823         Investment Funds integrate the Bradesco System of Book Entry Quotas, with the amount of R$81.9 billion; and

36           BDR programs (Brazilian Depositary Receipts), with a market value of
R$513.9 million.

Depositary (Escrow Account – Trustee)

13,176     contracts, with a financial volume of R$14.5 billion.

9. Organizational Structure – Bradesco Service Network

The Service Network of the Bradesco Organization is present, with an extensive and modern structure, throughout the national territory and in some localities Abroad, offering convenience and excellence in services in all the segments in which it has operations.

At the end of the financial year, with 73,474 points of service, the Service Branches were distributed as:

8,648        Branches and PAs (Service Branches) in Brazil (Branches:  Bradesco – 4,743, Banco Bradesco Cartões - 1, Banco Bradesco Financiamentos – 2, Banco Bradesco BBI – 1, Banco Bradesco BERJ - 1 and Banco Alvorada - 1; and PAs: 3,899);

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3               Branches abroad, with one Bradesco in New York, one Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

9              Overseas Subsidiaries (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Europa S.A., in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc., in New York; Bradesco Securities UK Limited, in London; Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman, and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Jalisco);

14,002     Service points of Bradesco Financiamentos, with 941 posts for Payroll Loans and 13,061 dealer/reseller posts for Vehicle Financing;

38,708     Bradesco Expresso service points;

928         In-company electronic service branches;

63           Losango service points;

63           External Terminals in the Bradesco Network; and

11,050     ATMs in the Banco24Horas Network, with 32 terminals shared by both networks.

At the same time, the Service Network consisted of 35,590 ATMs, strategically distributed nationwide, and also has recycling machines with an unprecedented benefit of immediate deposit, aside from the 21,259 ATMs of the Banco24Horas network. Through this channel, Bradesco joins the physical world to the digital world. For example, it uses palm biometrics, which makes it possible to safely use the machine for various actions without the physical card, Token registration on one’s cell phone, as well as Scheduled Withdrawal, where Android users with NFC (Near Field Communication) can schedule withdrawals through the Bank’s app; to withdraw funds, suffice it to hold one’s phone close to the sensor.

In a pioneering way, Bradesco offers widest range of accessibility solutions in banking products and services, free-of-charge, which contributes toward the autonomy and independence of customers with disabilities, such as desktop and mobile screen reading software, machines adapted with earphone inputs, virtual assistant for service in sign language, and braille keypads.

At banco.bradesco, customers can carry out consultations and various bank transactions in a practical and secure manner, offering a broad portfolio of services and products through Internet Banking for individuals and Net Empresa for corporate customers, including a new homebroker that is modern and intuitive. In this environment, it is also possible to understand the functioning of each customer’s navigation, accompanying their behavior to build and enhance an even more genuine and fluid experience of relationship with people.

For cellular phones, Bradesco has the most complete and practical set of solutions on the market, offering – in a pioneering way on the financial market and in partnership with mobile operators – access to the user’s account without spending their mobile data package, contributing toward financial inclusion and social mobility. In 2017, new services were added, such as the investment fund app, sharing of receipts through WhatsApp, and credit card password viewing. It is also present on major social platforms, seeking to establish and strengthen, with relevant content, the relationship with clients and the public in general.

It is also present on the main social platforms, using social media language to establish and strengthen relationships with customers and the general public, in an uninterrupted way, through relevant content and partnership with digital content creators. Through Social Networks, it brings the brand’s DNA closer to people, with conversations that translate the mission, the values and the beliefs that the Bank has in “Brazilianness,” democracy, and capillarity as the brand’s pillars.

Available day and night, Fone Fácil Bradesco is the client’s telephone banking service, focused on business and the implementation of financial transactions. In addition to personalized service, which has a team certified for investments and serves more than one million calls per day through voice command, it is possible to carry out consultations and various banking services electronically, in a fast and efficient manner.

And rounding out its Network, Bradesco currently has two major Digital Platforms, which serve customers in the “Exclusive” and “Prime” segments invited by the Bank, and those who have requested migration to the units because their relationship profiles are primarily digital. The service is performed by highly qualified managers, via chat, SMS, telephone or videoconferencing, as well as financial consulting services, during extended hours from 7:00 a.m. to midnight. Digital customers also count on an exclusive 24-hour telephone call center every day of the week. It also has the Bradesco Private Bank Digital Branch, enabling customers in all regions of Brazil to centralize their relationship both in their investments and in the banking account in a single segment.

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Next

The “next” platform – Bradesco’s 100% stand-alone digital platform, launched in 2017 – interactively relates to users based on their behavior, and transforms money management into smart journeys toward achieving goals, with the best usage experience. Its language, design and content have been carefully designed to offer customers an innovative solution that is completely integrated with their objectives.

Available to the hyperconnected public, it enables integrated solutions – through mobile applications – ensuring users the freedom to carry out account transactions spontaneously. If necessary, the customer is served by an online, 24 hours a day, including weekends, and by social networks. Also, during the week, it offers telephone service via “next” branch. For withdrawals, consultations and other services, it is supported by the Retail Branches, ATMs and the Banco24Horas network.

10. Bradesco companies

10.1. Insurance, Pension and Capitalization

Grupo Bradesco Seguros, with a path associated to financial soundness and innovation in various products in the areas of Insurance, Supplementary Open Pensions and Capitalization, remains in the lead among the conglomerates that operate in the sector in Brazil.

R$5.534       billion was the Net Profit of the Insurance segment, Supplementary Pensions and Capitalization in the year, with a profitability of 19.1% on the average Shareholders’ Equity.

R$32.665     billion in Shareholders’ Equity;

R$289.368    billion in Total Assets;

R$272,612    billion in free investments and the cover of Technical Provisions.

R$246.653    billion totaled technical provisions for insurance, pension plans and capitalization bonds

R$76.289     billion represented the Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization.

  R$55.714 billion in indemnities, draws and redemptions paid by Grupo Bradesco Seguros in the financial year.

10.2. BEM – Distribuidora de Títulos e Valores Mobiliários (Securities Dealer)

BEM operates in the capital market by providing Fiduciary Management services for investment funds.

R$222.225   billion, on December 31, 2017, distributed into 1,841 Investment Funds, totaling 42,436 investors.

10.3. Bradesco Leasing – Commercial Lease

Bradesco Leasing, working together with the Branch Network and in partnership with major manufacturers and representatives in the automotive, executive aircraft, naval and machinery and equipment industries, is among the leaders of the commercial lease business, with 18.1% of the market. This result has come from the diversification strategy of businesses in several segments of the market.

R$2.250       billion was the balance of portfolio on December 31, 2017, with 2,427 operations contracted during the year.

12.243         contracts in the lease portfolio, characterizing the high level of business fragmentation.

10.4. Bradesco Administradora de Consórcios

“Bradesco Consórcios” manages consortium groups (of account holders or non-account holders), offering a complete portfolio of products. It is a leader in the segments in which it operates: real estate, automobiles and trucks, as a result of planning and synergy with the Bank’s Network of Branches.

1,410,736       active quotas at year-end, with 451,252 new quotas sold.

R$66.266        billion in accrued revenue.

10.5. Banco Bradesco Financiamentos

“Bradesco Financiamentos” – acting as the financial institution of the Bradesco Organization – offers lines of credit in the modalities of Direct Consumer Credit (CDC) and Leases for the acquisition of light-duty vehicles, heavy-duty vehicles and motorcycles, and Payroll loans for Social Security pensioners and retirees and Federal, State and Municipal civil servants, as well as aggregated products such as insurance and debit/credit cards, among others.

R$1.118       billion in Net Profit in the year.

R$44.353     billion in Consolidated Assets.

R$30.041     billion represented the balance of loan operations.

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13,061         active commercial partners in the country, in an extensive Accredited Network formed by vehicle resellers and dealers.

941              correspondents act in the consigned loan segment, in all the Brazilian states, in the capture of clients.

10.6. Banco Bradesco BBI

Bradesco BBI is engaged in Investment Bank of the Organization, advising clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance.

R$ 179,031   billion was the total from 176 investment banking transactions advised in the period from January to November 2017.

10.7. BRAM – Bradesco Asset Management

BRAM, the country's largest private investment fund manager, offers differentiated investment solutions tailored to all customer profiles, ensuring the highest standard of service quality. Its main customers include the key segments of Bradesco, such as Prime, Corporate, Private, Varejo (Retail), Empresas (Corporate), and Bradesco Seguros Group (Insurance), as well as Institutional Investors in Brazil and abroad, and various Family Offices.

R$666.6  billion in Third Party Resources under Management, on December 31, 2017, distributed into 1,187 Investment Funds and 216 Managed Portfolios, reaching 3.2 million investors.

10.8. Bradesco Corretora de TVM and Ágora Corretora de TVM

The Bradesco Corretora and Ágora Corretora securities brokers have significant participation in the markets of Variable Income, Fixed Income and Futures, such as Stock, Investment Funds, Government Bonds, Private Securities, and Debentures. They are highlighted among the most active brokerage firms in this sector because of the operational support offered to customers – Bradesco Corretora through the national presence of Bradesco’s platforms distributed in several cities throughout Brazil, Operations Tables, and Electronic Systems of Operations: Home Broker and the Bradesco Trading app for iPhone and iPad, – and Ágora Corretora through its modern and high-performance trading tools: Home Broker, Home Broker 2.0, AE Broadcast and Ágora Mobile.

With wide coverage of companies and sectors, they offer investment analysis and economic analysis services. Also represent non-resident investors in the country in operations carried out on the financial and capital markets, in the management of investment clubs and in the custody for non-institutional individuals and legal entities.

R$ 292.352   billion is the total negotiated by the Broker on the trading sessions of variable income markets of B3, corresponding to 18,798,008 orders for the purchase and sale of shares transacted, catering to the needs in the year of 156,112 investors;

38,778         thousand of contracts traded on B3’s derivatives markets, representing a financial volume of R$3.781 trillion.

74,086         clients were registered on December 31, 2017 in the Fungible Custody Portfolio.

10.9. Brokerage Firms Abroad (Bradesco Securities, Inc., Bradesco Securities UK Limited and Bradesco Securities Hong Kong Limited)

Bradesco Securities, Inc. operates in the North American market, in New York, Bradesco Securities UK Limited, in the European market, in London, and Bradesco Securities Hong Kong Limited, in the Chinese market, in Hong Kong, mediating shares, through ADRs as well as shares listed on the local Stock exchanges. As broker-dealers, these brokers operate in the distribution of public and private securities for international investors.

11.  Corporate Governance

Since its foundation, in 1943, corporate governance practices are present in the management of Banco Bradesco.

As of 1946, its shares are traded on Brazilian Stock Exchange, being traded in the US capital market, as of 1997, negotiating initially Tier I ADRs backed by preferred shares and, from 2001 to 2012, Tier II ADRs backed, respectively, by preferred and common shares. Since 2001, also negotiating DRs (Depositary Receipts) on the European market.

Among the adopted practices, listing of the Bank to Level 1 Corporate Governance of B3 - Brasil, Bolsa, Balcão since 2001, and as of 2011, the adhesion of the Code of Self-Regulation and Best Practices for Publicly Held Companies of Abrasca. Ethics is present in Bradesco’s day-to-day since its foundation, and when the Bank’s Rules of Procedure were established in 1944, from which the Bradesco Organization Code of Conduct originated in 2003.

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With regard to its governance structure, Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board is composed of 6 members, of whom 5 are external and 1 is internal, elected at the Annual General Meeting, and re-election is permitted.

On October 10, 2017, after 75 years of dedicated and flawless work, Mr. Lázaro de Mello Brandão presented his letter of resignation to the position of Chairman of Bradesco’s Board of Directors, remaining as the Chairman of the Board of the Bank's parent companies. Mr. Luiz Carlos Trabuco Cappi, Chief Executive Officer, was appointed to replace him, holding both positions until the first meeting of the Board to be held after the Annual Shareholders’ Meeting scheduled for March 2018, when the new Chief Executive Officer of the company will be elected. Mr. Carlos Alberto Rodrigues Guilherme, member since 2009, was appointed as the Vice-Chairman of the Board of Directors.

Eight committees advise the Board of Directors, whereby two are statutory (Audit and Remuneration) and six non-statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital, Succession and Appointment, Risks and Sustainability), and various executive committees assist the activities of the Board of Executive Officers. The Fiscal Council, as an Oversight Body, has been acting since 2015 and is currently composed of 5 permanent members and their respective alternates.

In accordance with Instruction No. 381/03 of the Brazilian Securities and Exchange Commission, the Bradesco Organization states that, in 2017, contracted services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors were: i) the issue of due diligence reports; ii) Assurance Report; and iii) reports on previously agreed procedures. The contracted amount totaled, approximately, R$2.3 million, which represents around 5.6% of the total audit fees for the 2017 financial statements of the Bradesco Organization. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

11.1. Internal Audit

The purpose of the Inspectorate-General (Internal Audit) is to evaluate the Bradesco Organization’s processes, independently, in order to contribute to the mitigation of risks and to the adequacy of the Processes and the effectiveness of the Internal Controls, in compliance with the Policies, Rules and Standards as well as Internal and External Regulations. The Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of The Institute of Internal Auditors (IIA), certifies the Methodology and Execution of Works of the area.

11.2. Policies of Transparency and Disclosure of Information

On the banco.bradesco/ri website, the Report on Economic and Financial Analysis is available, where Bradesco’s financial information can be found, as well as the Bradesco Integrated Report, which presents institutional, financial and business information, and sustainability, in a single document. The Bank also makes available to the market its Quarterly Report, a document prepared by the Investor Relations department, which presents the main financial highlights of the period.

11.3. Investor Relations – RI

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

There were 288 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting over 1,767 investors. It also held two teleconferences of results to institutional investors.

During the period, Bradesco APIMEC Meetings were held in Brasília, São Paulo, Rio de Janeiro, Porto Alegre, and Belo Horizonte, encompassing a total of 669 attendees, where Bradesco’s main numbers, strategies and perspectives were presented.

11.4. Bradesco Ombudsman

In 2005, with the premise of ensuring the quality of service as well as customer and user satisfaction, Bradesco created its Ombudsman’s Office, two years before the requirement established by Resolution No. 3,477/07 issued by the National Monetary Council. Always a pioneer regarding innovations for the benefit of consumers, the same thing happened with the creation “Alô Bradesco” in 1985, five years before the Consumer Protection Code, being the financial market’s first channel of communication with the public.

The role of the Ombudsman’s Office lies in the recognition of an indispensable and proactive partnership in the decisions that affect customers, as well as a benchmark of quality and efficiency in the handling of complaints. Its creation ratifies the commitment to transparency in relations with customers and users, declared in the mission to represent customers with impartiality, transforming complaints into an experience that strengthens customers’ relationships with the Organization and drives ongoing improvements in processes, products and services.

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12. Integrated Risk Control

12.1. Risk Management

Due to the complexity and variety of products and services and, also, globalization of Organization’s business, risk management activity is highly strategic. Thus, the Organization controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

In light of the broad-based performance and options available to its customers, in all market segments, the Organization is exposed to several types of risks. Therefore, it is crucial to adopt continuous monitoring of all the risks in order to give security and comfort to all the interested parties. Among the risks, we highlight: Credit, Counterpart Credit, Market, Operational, Subscription, Liquidity, Concentration, Social and environmental, Strategy, Legal or Compliance, Reputation, Model and Contagion.

In addition to the aforementioned risks, it has mechanisms for identifying and monitoring emerging risks, enabling the Organization to anticipate the development and implementation of actions that minimize any adverse impacts to its positions. These risks can be derived from several factors, and are assessed by means of consistent processes and a solid framework of corporate governance, being reported to the Integrated Risk Management and Capital Allocation Committee, subordinate to the Board of Directors.

12.2. Internal controls

The effectiveness of the internal controls is sustained by qualified professionals, well defined and implemented processes and technology compatible with the business needs. The methodology applied is in line with the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) – version 2013, which has the purpose of supplying a model for internal controls, management of corporate risks and fraud, in order to improve the performance and organizational supervision.

The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the Internal Control area, and the results are reported to the Audit Committee and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to codes of conduct and of self-regulation applicable.

Compliance and Integrity Program

Senior Management and all employees are committed to complying with laws and regulations applicable to their activities, and to conduct business observing high standards of conduct and ethics. There are policies, standards, processes and systems in force for monitoring conduct, complaint handling channels and mechanisms, as well as an area designated to respond for the entire program aiming to ensure these commitments. Such components are backed by Committees linked to the Board of Directors, such as the Ethical Conduct, Integrated Management of Risks and Allocation of Capital, Internal Controls and Compliance, and supported by training actions developed by UniBrad – Bradesco Corporate University for all professionals, covering the issues of Conduct, Controls and Compliance.

Prevention against Illicit Acts

At Bradesco, ethics and integrity and transparency are values and principles that permeate the organizational culture and are ratified in the Codes of Conduct and supported by Senior Management.

Prevention and combat against illicit acts are exercised continuously. These risks are mitigated through policies, standards, procedures, training programs for professionals and controls that seek to promptly detect any operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

This system of control mechanisms is subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, in Brazil and in countries where the Organization has business units. In this regard, we emphasize training activities on ethical conduct and money laundering prevention, financing of terrorism, corruption and bribery, in addition to the development and review of procedures and strengthening of controls related to public agents and politically exposed persons.

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Independent Validation of Models of Management and Measurement of Risks and Capital

Bradesco uses internal models, developed from statistical, economic, financial, and mathematical theories, and the knowledge of experts, whose purpose is to support and facilitate the structuring of subjects, to standardize and speed up decisions, and to manage risks and capital.

In order to detect, mitigate and control risks inherent in our internal models, which are associated with potential adverse consequences, there is the process of independent validation that stringently evaluates all aspects, challenging the methodology, the assumptions adopted, the data used, the use of the models, as well as the robustness of the environment in which they are implemented, reporting their results to managers, internal audit, and Internal Controls and Internal Control and Compliance Committees and Integrated Risk and Capital Allocation Management.

Information Security

The Information Security in the Bradesco Organization is composed of a set of controls, procedures, processes, organizational structures, policies, standards, qualified personnel and information technology solutions. It intends to meet the principles of information security related to confidentiality, integrity and availability.

The Management Bodies are involved in decisions on Information Security, by means of a Security Commission and the Executive Committee of Corporate Security.

Integrated Management System

Bradesco adopts the Integrated Management System – ERP, one of the most modern concept of integration of organizational processes. The system provides the standardization of processes, greater agility in decision making, security in operations, minimization of operating costs, and increased productivity.

The processes provided for were Human Resources, Training, Purchases of Materials and Services, Accounts Payable, Physical and Tax Receipt, Fixed Asset, Bank Accounting, Control of Availability, Management of Works, Maintenance, Real Estate, Audit and Commissioning on Loans. The continuous training of the tool’s users is guided by means of classroom training and e-learning.

12.3. Risk factors and Critical Accounting Policies

The risk factors of the company and of the industry in which it operates, and Bradesco’s critical accounting policies are disclosed in the 20-F Form and Reference Form, that feature a significant qualitative and quantitative information on the Bank, including consolidated and audited annual financial statements, in accordance with IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board). The documents are filed annually on the website of regulatory agencies, namely: Form 20-F for the US Securities and Exchange Commission (SEC), and the Reference Form for the CVM – Comissão de Valores Mobiliários (Brazil’s securities and exchange commission), both of which can be accessed in the Portuguese and English versions, at banco.bradesco/ri (Market Information – Reports and Spreadsheets – SEC and/or CVM).

13. Intangible Assets

On December 31, 2017, based on the price of its shares on the stock exchange, the Market Value of Bradesco reached R$200.521 billion, equivalent to 1.8 times the Accounting Shareholders’ Equity that was of R$110.457 billion. A difference driven by the magnitude of the intangible assets, which, although not reflected in the statement of financial position accounts, are perceived and evaluated by investors.

Through realistic goals, the entire strategic planning developed in the Organization relies on factors of varied nature, inseparable from Sustainability, such as: (i) Bradesco brand value; (ii) the best practices of corporate governance and corporate culture; (iii) the scale to be achieved in the business; (iv) the large number of existing relationship channels with different publics; (v) a policy of innovative Information Technology; (vi) broad diversification of products, services and solutions offered and the capillarity of the Service Network, present in the entire national territory and in some locations Abroad; (vii) a policy of dynamic and responsible socio-environmental responsibility;  and (viii) a robust policy of Human Resources that: a) provides the most solid relationship between all employees and, consequently, a higher level of confidence among them; b) signals opportunities of valuation and professional development; c) reduces, substantially, the index of staff turnover and the costs associated with it; and d) fomenting, at all levels, a long-term vision.

13.1. Bradesco brand

In terms of Brand, Bradesco has obtained significant recognition:

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•       Bradesco is the most valuable brand on the Brazilian financial market, according to a ranking compiled by IstoÉ Dinheiro magazine in partnership with Kantar Vermeer, a consulting firm affiliated with the British group WPP.

13.2. Human Resources

People are a key asset in the value creation process of the Bradesco Organization which, at the end of the financial year, counted on 98,808 employees, of whom 86,101 in Banco Bradesco and 12,707 in Affiliated Companies.

Guided by a solid internal culture, characterized by respect and transparency in all relations, the Human Resources Management ensures the equality of conditions for the full development of its professionals.

In this sense, UniBrad – Bradesco Corporate University, stands out, created in 2013 as part of a larger strategy to emphasize individual skills, stimulating self-development, and offering learning paths and solutions that favor planning and continuing education. In addition, implements a constant improvement in the educational resources, means and practices, following the technological innovation and the access to digital levels, stimulating the collaborative construction of knowledge.

As an acknowledgment of this work, UniBrad received the GlobalCCU Awards 2017 in Paris, at the Global Council of Corporate Universities, which elects, every two years, the best practices and programs of corporate education in the world.

Internal communication also deserves special attention within the Organization. Through the Corporate Portal, employees can access and search a wide range of content, from in-house publications (“Interação” magazine and “Sempre em Dia” newsletter) to policies, guidelines and operational procedures. Interactive channels are also used, such as the President’s Blog and Direct Connection, which allow for the exchange of information and opinions between the Bank’s employees and its President. The Video Portal reinforces and amplifies these communication actions, joining the other outlets to make the content even more visible and dynamic.

The assistance benefits, which contribute towards the quality of life, well-being and safety of employees and their dependents, at the end of the quarter, comprised 238,653 people. Among them, we highlight:

• Hospital and Medical Assistance Health Insurance;

•       Dental Health Insurance;

•       Supplementary retirement and pension plan;

•       Group life and personal accident insurance policies; and

•       VIVA BEM Program, a set of actions that seeks to collaborate with an improvement in quality of life among the company employees - Healthy Pregnancy, Physical Activities, Nutrition Guidance and LIG VIVA BEM.

As reputable and independent evaluation of its Human Capital management, in 2017, Bradesco was among the best companies to work in according to the various rankings of renowned magazines, like Época, Você S/A and Valor Carreira, and has counted on the support of reputable specialized consultancies, highlighting the Great Place to Work Institute, Aon and Fundação Instituto de Administração – FIA.

R$163.949    million applied, in 2017, in Corporate Education Programs, with 954,771 participations.

R$1.689       billion invested in Food Program, with the supply of 121,525 daily snacks, besides the meal vouchers and food vouchers.

9.053           million assisted under the Hospital and Medical Assistance Health Insurance Plan.

620,967        assisted under the Dental Health Insurance Plan during the year.

On July 13, 2017, aiming at the readjustment of workforce and gain of synergy, the Bank launched the Special Voluntary Retirement Plan (PDVE), in which employees who fulfilled the requirements of the regulation were able to submit their interest in taking part in the program until the end of August. The implementation of the Plan, covering 7.4 thousand employees, was carried out aiming to maintain the high standard of service quality and of services provided to customers and users.

13.3. Information Technology

With a history of pioneering efforts in technology and innovation in the financial universe, Bradesco reaches its 74th anniversary focused on the user experience. Based on interactions on all relationship fronts, from the extensive Branch Network to Social Media, it captures feedback from customers and turns this feedback into actions to deliver an increasingly practical, efficient and cutting-edge bank.

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Bradesco also pioneered the development of Bradesco Artificial Intelligence (BIA), which uses Watson – IBM’s cognitive computing platform for business. BIA relates with users, answering questions about the Bank’s products and services in natural language, through a chat room designed for desktop and mobile. The entire Network of Branches has a solution, enabling faster daily services, convenience to the employees and greater autonomy to managers. In 2017, BIA began to serve customers through the Bradesco Celular, Exclusive and Prime apps, by voice or text.

The Bank's ATM network is also constantly evolving, such as touch-screen navigation, personalization by customer segment and provision of services, a service for purchasing foreign currencies (Euro and US Dollar), and cash deposits with no envelope, for immediate credit in the recipient’s account.

Focusing on the digitalization of processes, we highlight our Digital Real Estate Credit, which allows customers to simulate and submit applications for real estate financing directly through the Internet Banking and Bradesco Celular channels, streamlining the customer service process; and Virtual Credit Card, which allows users to request a temporary number associated with their physical card to use for e-commerce purchases in an even more secure way, initially available in the Bradesco Cartões app for ELO-card flag customers.

For the development of solutions, we have extended the adoption of streamlined methodologies, enabling innovation and digital acceleration in the Organization, adding value and agility in the provision of new services in the customer care channels, increasing the customer's journey.

Our data processing capabilities were increased through the acquisition of five new central computers and upgrading of the equipment at our bank branches and the internet environment, aimed at greater agility in customer care. Also, we provide Wi-Fi internet connection at 4,647 points within the network of Branches, for serving customers in the use of Bradesco apps.

In the fourth quarter, it reached record levels, such as in the Bradesco Celular channel, which achieved more than 46 million transactions carried out by the app in a single day. In December, the total number of transactions through digital channels increased by one percentage point, with mobile phones accounting for 51% of this volume.

R$6.037     billion were the investments made in Information Technology (IT), in 2017, as a necessary condition for its continuous growth.

13.4. Research, innovation and new technologies

Bradesco – always attentive to market changes – actively conducts research and testing with state-of-the-art technologies, such as Blockchain, built under the logic of network and sharing. To do so, it has an interdepartmental working group that seeks to understand the technologies, ecosystem, opportunities, risks, applications and possible business models, evaluating solutions and cases, and studying the main platforms available on the market. Since 2016, it has been a member of the R3 global consortium, which includes the world’s largest financial institutions.

The “inovaBra” program promotes innovation within and outside Bradesco. A mission carried out through an ecosystem of programs based on collaboration between the bank and companies, startups, investors and mentors, to address the challenges and long-term sustainability of business. And, seeking innovation wherever it may be, the organization created “inovaBra Internacional,” with an office in New York City, to be attentive to the strategic themes and innovations from around the world.

An open innovation program, “inovaBra Startups” was created to establish strategic partnerships with startups that act as a technological arm in the materialization of the Bank’s innovations, resulting in the brand’s reinforcement as a pioneer and the organizational acculturation for intrapreneurship. In its fourth year, it will reach 40 startups and more than 2,000 participations.

Bradesco also instituted “inovaBra Ventures,” a fund with R$100 million in capital to invest in startups, helping them to grow and carry out operations of sale, merger or IPO in the future.

The development of internal innovation takes place through “inovaBra Polos” and “inovaBra Lab,” broadening the Bank’s vision for the present and the future.

Inaugurated in December 2017, “inovaBra Habitat” is the Brazilian co-innovation space, which allows large companies to find startups for shared innovation.

All these fronts seek to foster collaborative innovation, which is the pathway to transformation and longevity in an increasingly connected universe. In order to unite all of them, Bradesco developed “inovaBra Hub,” a digital space where all participants of this ecosystem can meet, exchange experiences and content, and do business. This space can be accessed at the website inovabrahub.com.br.

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14. Marketing

In 2017, one of the main challenges of the Marketing division was to establish a new communication position. The “Pra Frente” program, launched in April with an extensive advertising campaign for various media and audiences, synthesizes Bradesco’s commitment to remain side-by-side with Brazilians and support them in their needs and objectives, even in the face of uncertainties.

Throughout the year, the Bank launched several campaigns aligned to this concept, reflecting its new position in the offer of products, services and segments. Among them, we highlight: The film
“Conquistas,” an invitation for people to advance toward the acquisition of new goods; the “Pra Frente com seus negócios” campaign, which presented the products and services to help entrepreneurs take the decisive step in their activities; and the advertisements for the Bradesco App reinforce the ease and convenience of the application, highlighting the convenience of using it for several services, without using up the customer’s internet data package.

Bradesco Prime, in the second half of the year, presented the interpretation of “Pra Frente” program to the segment. “Seu Caminho é Prime” addressed the topic of making choices, a time when doubts and questions arise about decisions that impact the future, conveying the message that it is important to move ahead and forge your path.

One of the year’s most highly anticipated actions, which had great repercussions, was the campaign to launch “next” – Bradesco’s digital platform. The production, which featured US actor Ken Jeong, used cinematographic language to show all the characteristics of the “next” platform.

At the same time, the Bank extended the sponsorship of the Brazilian Confederations of Sailing, Judo, and Rugby through 2020, completing a 10-year cycle of support for these sports.

Bradesco, as it has traditionally done, sponsored various cultural events, such as Carnival in Rio de Janeiro, São Paulo, Salvador, and Recife; Círio de Nazaré, in Belém, PA; the Folklore Festival of Parintins, in Amazonas; Oktoberfest, in Blumenau, SC; ArtRio - International Art Fair of Rio de Janeiro, RJ; Natal Luz (Christmas of Lights), in Gramado, RS; and Natal do Bradesco (Bradesco Christmas), a traditional event at Palácio Avenida, in Curitiba, PR. It also supported the musicals Les Miserables, the Man of La Mancha and Ayrton Senna, plus exhibitions such as those of Steve Jobs, Yoko Ono, Julio Le Parc, Anita Malfatti, and Di Cavalcanti.

248         regional, sector-based and/or professional events throughout the country, including business fairs, seminars, congresses, cultural and community events, counted on the participation of Bradesco in 2017.

15. Sustainability in the Bradesco Organization

Sustainability has always been present in the Bradesco Organization's way of doing business. Committed to the Country's development, it seeks to grow in a continuous and sustainable way, respecting the public with which it relates, communities, and the environment.

Business guidelines and strategies are oriented in such a way as to promote the incorporation of the best practices of corporate sustainability in the Organization, taking into account each region’s characteristics and potential, contributing to the concept of shared value. We highlight its voluntary commitment to initiatives such as the Global Compact, CDP, Principles for Responsible Investment (PRI), GHG Protocol Program and Empresas pelo Clima (EPC - Business for the Climate Platform), and more recently, the Sustainable Development Goals (SDG).

The extensive work in business management is recognized and Bradesco is once again present in the DJSI (Dow Jones Sustainability Indices) of the New York Stock Exchange and in other important Sustainability indices such as the ISE - Corporate Sustainability Index and the ICO2 - Carbon Efficient Index, both part of B3 – Brasil, Bolsa, Balcão. In 2017, Bradesco was also selected as one of the outstanding companies in Sustainability in Brazil, by the EXAME Sustainability Guide, in the segment of Financial Institutions, Banks and Insurance Companies.

For more information about Bradesco’s initiatives, visit bradescosustentabilidade.com.br and banco.bradesco/ri.

Fundação Bradesco

Fundação Bradesco has been investing in education for more than six decades, providing quality education for children, youths and adults. Its activities are based on the principle that education is at the origin of equal opportunities, personal and collective fulfillment, and contribute to the construction of a transformative, productive and dignified society.

With 40 own Schools installed mainly in regions of high socio-economic deprivation, being present in all the Brazilian states and Federal District. From January to December, 2017, the Foundation propitiated free and formal quality education to 96,754 students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income. More than 42,000 Basic Education students were provided with free uniforms, school supplies, meals, and medical and dental assistance.

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Fundação also expects to benefit more than 608 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School), where students can complete at least one of the courses offered in its schedule. Another 15,101 students are taking part in projects and actions in partnership, such as the Program Educa+Ação and in Technology courses.

The Computer Program for the Visually Impaired, first introduced in 1998, has met and trained since then 12,663 students, promoting the social inclusion of thousands of people.

Fundação Bradesco, the Organization’s main pillar of social action, positively influences the quality of life of the communities where it operates, which characterizes it as a “socially responsible investment”, in the best meaning of the term.

R$624.359    million was the total of the investment budget of Fundação Bradesco applied in 2017, of which R$85.459  million were for investments in Infrastructure and Educational Technology, already budgeting for 2018 the amount of R$664.717 million to defray the educational benefits for:  a) 97 thousand students in its own Schools, in Basic Education (Kindergarten to High School); Youth and Adult Education; and Preliminary and Continuing Vocational Training; b) 630 thousand students who will complete at least one of the distance-learning courses on offer (EaD); and c) 11,987 people who will benefit through partnership projects and actions in partnership and Technology courses.

R$6.492       billion, in restated values, was the amount of resources invested by Fundação Bradesco to defray the cost of its activities, in the last ten years.

R$243.288    million were the remaining investments made in 2017 by Bradesco Organization in social projects for the communities, focused on education, arts, culture, sports, health, sanitation, combating hunger and food security.

Bradesco Sports and Education Program (Programa Bradesco Esportes e Educação)

The Bradesco Sports Program, which has 30 years, supports the development of children and teenagers through the teaching of women's volleyball and basketball. The Bank has Training and Specialist Centers in the Municipality of Osasco, São Paulo and also, activities are held in their own Sports Development Center, in all Fundação Bradesco’s schools, in Municipal and State Sports Centers, private schools in a Unified Center of Arts and Sports - CEU and in a leisure club. Annually, two thousand girls take part, from 8 years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

16. Acknowledgments

2017 Ratings – To Bradesco, in the period, among the assessment indexes assigned to Banks in the country by Branches and national and international Entities, we recorded that:

•         Fitch Ratings credit rating agency affirmed all the Organization’s ratings, on the international scale: (i) viability bb+, (ii) support 3, (iii) local currency – long term BB+ and short-term B; (iv) foreign currency – long-term BB+ and short-term B; and on the domestic scale: national currency – long-term AAA (bra) and short-term F1+ (bra);

•         Moody’s Investors Service credit rating agency affirmed all the Organization’s ratings, on the global scale: (i) local currency deposit – long-term Ba2 and short-term NP; (ii) foreign currency deposit – long-term Ba3 and short-term NP; and on the domestic scale: local currency – long-term Aa1.br and short-term BR-1;

•         S&P Global credit rating agency upgraded its issuer credit rating – short-term, from “brA-1” to “brA-1+”. This action reflects the upgrade carried out by the agency in its criteria for attributing ratings on a national scale. The other ratings were all affirmed, being global scale issuer credit: (i) foreign currency – long-term BB, and short-term B; (ii) local currency – long-term BB, and short-term B; and domestic scale: issuer credit – long-term brAA-; and

•         Austin Rating credit rating agency affirmed all the Organization’s ratings, being on the domestic national: long-term brAAA and short-term brA-1.

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Rankings – In addition to what was mentioned herein in item 13.1. – Bradesco Brand, renowned publications (domestic and international) highlighted the Organization in several ways in 2017, including:

•         Bradesco Organization is the largest private group in “Valor Grandes Grupos” ranking, prepared by financial newspaper Valor Econômico. Also, it placed first in the ranking of the 20 largest banks in revenue, as the private retail bank that grew most in variable revenue and stood out in terms of net profit;

•         Banco won the 1st place in the Financial Industry category and was featured among the 10 most innovative companies in Brazil, in the 3rd Valor Inovação Brasil yearbook, of the Valor Econômico newspaper and in the consultancy firm Network PwC;

•         Winner in the “As Melhores da Dinheiro 2017” guide, of IstoÉ Dinheiro - Editora Três Magazine, in the category “Corporate Governance.” Bradesco Vida e Previdência was elected the best company in the industry;

•         Bradesco is a highlight in Folha’s Top of Mind, as the private financial institution most present in the minds of Brazilians, according to the “Top of Mind” survey by the newspaper Folha de S. Paulo, which examines the brands most remembered by consumers in various categories;

•         Bradesco BBI was considered Brazil’s Best Investment Bank in 2017, in the edition of Global Finance magazine’s World’s Best Investment Banks;

•         Bram – Bradesco Asset Management led the “Best Institutional Funds” ranking, with 31 excellent funds, where its performance in fixed income, multimarket and variable income funds is highlighted, published in Investidor Institucional magazine; and

•           Grupo Bradesco Seguros is the leader among the “Melhores & Maiores” yearbook published by the Exame magazine for the eighth consecutive year, being among the largest companies in the insurance industry in Brazil.

Awards – The Organization, from independent opinions, has won several awards in 2017, emphasizing the quality of its products and services, highlighting:

•           Winner of the “Empresas Mais” award, in the “Banks” category, third edition of Estado de S. Paulo newspaper award, in partnership with Fundação Instituto de Administração - FIA and Austin Rating;

•          Bradesco Organization is highlighted in the Conarec 2017 Award, granted by the National Congress for the Company-Customer Relationships, being recognized as the Best Company in the Banking category. The Grupo Bradesco Seguros won the award in the categories: “Insurance”, “Health”, “Pension Plans” and “Capitalization Bonds”;

•           Bradesco won the efinance 2017 award, promoted by the magazine Executivos Financeiros, in the categories CIO of the Year, Back Office, Project Management, Byod Security, Business Integration, IT Governance, Foreign Currency in ATMs and Credit APP. Bradesco Seguros was featured in the categories of Infrastructure Management, Contact Center and Health APP;

•           It is also the most innovative company in the use of IT, having been won the award for the 100 Most Innovative Companies in the Use of IT, with the case of the “next” platform, produced by IT Media in partnership with PricewaterhouseCoopers (PwC);

•           It received the award for quality of life management, in the Gold category, for excellence in management, given by the Brazilian Association of Quality of Life. The Award reflects its care with employees, which translates into attention to the health, safety and well-being of each one;

•           Bradesco is the most awarded company by Valor Carreira, according to the ranking that highlights the best in people management, in the special publication Valor Carreira, published by Valor Econômico newspaper;

•           Bradesco BBI won the triple crown and became the only Brazilian bank to win three of the sector’s top international awards two years in a row, namely: The Most Innovative Investment Banking Latin America by The Banker magazine, edited by the Financial Times;The Best Investment Bank Brazil, by Global Finance; and Brazil’s Best Investment, by Euromoney;

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•          BRAM – Bradesco Asset Management won the Leadership in Responsible Investment Award, reaching first place. It also ranks among the best financial institutions in the categories Corporate Governance Leadership and Sustainability Research. Also received the level AMP-1 (very strong) from Standard & Poor’s, which is the highest in the scale of quality management and Moody’s Investor Service, the maximum rate MQ1 – Excellent; and

•           Bradesco Seguros wins the Outstanding Companies award in the Insurance, Health, Pension Plan and Capitalization Bond segments. It also stands out in the Value dimension, being awarded by the Centro de Inteligência Padrão (CIP), in partnership with the Consumidor Moderno magazine.

Certifications – The Management System is the inter-relationship of the parties, of the elements or the units that provide the operation and management of an organized structure, contributing towards achieving operational excellence and the desired results.

Thus, Bradesco Organization counts on the following certifications to its Management System: Corporate Social Responsibility, a new proprietary regulatory standard, audited by an independent certification body; Occupational Health and Safety Management System – OHSAS 18001; Environmental Management – ISO 14001; Data Protection and Privacy – GoodPriv@cy; Service Organization Control Reports (international standard) – ISAE 3402; Quality Management – ISO 9001 – Standardization Rules; Information Security Management – ISO 27001; and Management of IT services - ISO 20000.

17. Acknowledgments

The achievements and results presented at the end of the period reaffirm the Organization’s outstanding presence in the various segments of the market in which it operates, and are incentives to exceed expectations and to motivate increasingly consistent advances. Our achievements in 2017 highlight our optimism and willingness to contribute toward building a modern and inclusive nation. In this regard, the support and confidence of our shareholders and customers have been decisive, as well as the excellent work of our employees and other collaborators. We would like to thank you all.

Cidade de Deus, January 31, 2018 Board of Directors and Board of Executive Officers

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Assets	2017	2016
Current	803,792,092	749,250,364
Cash and due from banks (Note 5)	15,028,725	14,518,120
Interbank investments (Notes 3d and 6)	153,101,283	176,855,235
Securities purchased under agreements to resell	144,736,786	169,906,737
Interbank investments	8,370,390	6,948,498
Allowance for losses	(5,893)	-
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	342,647,431	269,012,437
Own portfolio	266,827,130	223,403,755
Securities sold under repurchase agreements – Repledge only	44,445,387	14,899,855
Derivative financial instruments (Notes 3f, 7d II and 34a)	13,559,969	16,848,033
Given in guarantee to the Brazilian Central Bank	-	174,207
Given in guarantee	17,226,111	11,802,783
Securities sold under repurchase agreements – unrestricted	588,834	1,883,804
Interbank accounts	66,738,383	58,071,469
Unsettled payments and receipts	-	12,773
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	66,714,226	58,036,531
- SFH - housing finance system	21,760	14,388
Correspondent banks	2,397	7,777
Interdepartmental accounts	262,954	157,089
Internal transfer of funds	262,954	157,089
Loans (Notes 3g, 9 and 34a)	129,923,666	145,315,534
Loans:
- Public sector	158,168	424,233
- Private sector	149,449,544	167,136,576
Loans transferred under an assignment with recourse	1,031,500	806,649
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(20,715,546)	(23,051,924)
Leases (Notes 2, 3g, 9 and 34a)	1,034,188	1,345,404
Lease receivables:
- Private sector	2,054,501	2,708,379
Unearned income from leases	(936,215)	(1,245,088)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(84,098)	(117,887)
Other receivables	91,624,860	80,091,668
Receivables on sureties and guarantees honored (Note 9a-3)	128,392	1,377,161
Foreign exchange portfolio (Note 10a)	17,469,600	17,620,910
Receivables	1,819,461	1,494,478
Securities trading	1,484,227	1,476,194
Specific receivables	24,483	13,339
Insurance and reinsurance receivables and reinsurance assets – technical provisions	3,916,828	5,145,653
Sundry (Note 10b)	68,607,667	56,100,996
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(1,825,798)	(3,137,063)
Other assets (Note 11)	3,430,602	3,883,408
Other assets	2,933,208	2,868,138
Allowance for losses	(1,388,899)	(1,256,681)
Prepaid expenses (Notes 3i and 11b)	1,886,293	2,271,951
Long-term receivables	376,478,540	399,256,934
Interbank investments (Notes 3d and 6)	1,245,341	780,394
Interbank investments	1,245,341	780,394
Securities and derivative financial instruments (Notes 3e, 3f, 7 and 34a)	157,961,633	170,997,668
Own portfolio	139,513,854	110,936,200
Securities sold under repurchase agreements – Repledge only	10,827,575	48,044,597
Derivative financial instruments (Notes 3f, 7d II and 34a)	679,455	112,912
Privatization rights	44,127	48,706
Given in guarantee	2,474,440	6,125,523
Securities sold under repurchase agreements – unrestricted	4,422,182	5,729,730
Interbank accounts	1,195,577	778,254
Reserve requirement (Note 8):
- SFH - housing finance system	1,195,577	778,254

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Assets	2017	2016
Loans (Notes 3g, 9 and 34a)	157,376,898	164,730,056
Loans:
- Public sector	4,000,000	3,000,000
- Private sector	159,674,868	164,934,373
Loans transferred under an assignment with recourse	7,424,110	7,955,849
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(13,722,080)	(11,160,166)
Leases (Notes 2, 3g, 9 and 34a)	1,068,859	1,251,358
Lease receivables:
- Private sector	2,341,397	2,686,460
Unearned income from leases	(1,209,824)	(1,366,395)
Allowance for losses on leases (Notes 3g, 9f, 9g and 9h)	(62,714)	(68,707)
Other receivables	56,795,094	59,326,025
Receivables	23,130	64,763
Securities trading	257,297	478,290
Sundry (Note 10b)	56,528,298	58,800,589
Allowance for losses on other receivables (Notes 3g, 9f, 9g and 9h)	(13,631)	(17,617)
Other assets (Note 11)	835,138	1,393,179
Prepaid expenses (Notes 3i and 11b)	835,138	1,393,179
Permanent assets	31,001,086	31,099,817
Investments (Notes 3j, 12 and 34a)	8,022,587	7,038,394
Equity investment in unconsolidated and jointly controlled companies:
- In Brazil	7,874,416	6,885,706
- Overseas	-	3,347
Other investments	402,906	403,571
Allowance for losses	(254,735)	(254,230)
Premises and equipment (Notes 3k and 13)	7,744,649	7,722,638
Premises	2,601,161	2,619,176
Other premises and equipment	13,252,095	12,316,106
Accumulated depreciation	(8,108,607)	(7,212,644)
Intangible assets (Notes 3l and 14)	15,233,850	16,338,785
Intangible assets	29,709,180	28,563,084
Accumulated amortization	(14,475,330)	(12,224,299)
Total	1,211,271,718	1,179,607,115

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2017	2016
Current	823,737,283	794,781,421
Deposits (Notes 3n and 15a)	167,187,129	163,468,262
Demand deposits	34,088,616	33,420,111
Savings deposits	103,332,697	97,088,828
Interbank deposits	1,698,875	527,715
Time deposits (Notes 15a and 34a)	28,066,941	32,431,608
Securities sold under agreements to repurchase (Notes 3n and 15b)	227,346,812	213,799,155
Own portfolio	94,879,329	118,740,171
Third-party portfolio	123,753,860	86,117,804
Unrestricted portfolio	8,713,623	8,941,180
Funds from issuance of securities (Notes 15c and 34a)	83,107,043	92,432,728
Mortgage and real estate notes, letters of credit and others	81,959,214	88,688,899
Securities issued overseas	970,705	3,331,680
Structured operations certificates	177,124	412,149
Interbank accounts	20,823,027	18,305,158
Unsettled payments and receipts	19,464,867	17,047,118
Correspondent banks	1,358,160	1,258,040
Interdepartmental accounts	5,855,275	5,830,963
Third-party funds in transit	5,855,275	5,830,963
Borrowing (Notes 16a and 34a)	17,278,885	19,808,555
Borrowing in Brazil - other institutions	936	4,624
Borrowing overseas	17,277,949	19,803,931
On-lending in Brazil - official institutions (Notes 16b and 34a)	11,052,779	11,211,567
National treasury	97,200	166,565
BNDES	5,039,056	3,800,239
FINAME	5,915,013	7,243,182
Other institutions	1,510	1,581
Derivative financial instruments (Notes 3f, 7d II and 34a)	13,835,102	13,242,787
Derivative financial instruments	13,835,102	13,242,787
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	218,409,626	194,886,201
Other liabilities	58,841,605	61,796,045
Payment of taxes and other contributions	1,114,068	731,281
Foreign exchange portfolio (Note 10a)	7,654,625	8,749,458
Social and statutory	4,524,457	4,631,237
Tax and social security (Note 19a)	3,897,930	3,741,990
Securities trading	2,317,155	2,569,881
Financial and development funds	1,299	3,672
Subordinated debts (Notes 18 and 34a)	10,808,461	11,399,544
Sundry (Note 19b)	28,523,610	29,968,982
Long-term liabilities	276,103,825	283,457,287
Deposits (Notes 3n and 15a)	98,020,233	70,767,416
Interbank deposits	469,750	61,157
Time deposits (Notes 15a and 34a)	97,550,483	70,706,259
Securities sold under agreements to repurchase (Notes 3n and 15b)	6,120,732	28,179,776
Own portfolio	6,120,732	28,179,776
Funds from issuance of securities (Notes 15c and 34a)	51,904,265	58,374,630
Mortgage and real estate notes, letters of credit and others	49,605,520	55,858,173
Securities issued overseas	2,107,384	2,483,438
Structured operations certificates	191,361	33,019
Borrowing (Notes 16a and 34a)	1,242,828	2,356,860
Borrowing in Brazil - other institutions	1,883	2,831
Borrowing overseas	1,240,945	2,354,029
On-lending in Brazil - official institutions (Notes 16b and 34a)	19,716,515	24,819,020
BNDES	8,753,797	10,914,430
FINAME	10,962,718	13,904,590
Derivative financial instruments (Notes 3f, 7d II and 34a)	439,897	192,892
Derivative financial instruments	439,897	192,892

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Consolidated Statement of Financial Position on December 31 – In thousands of Reais

Liabilities	2017	2016
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 20)	28,242,939	28,455,956
Other liabilities	70,416,416	70,310,737
Tax and social security (Note 19a)	4,547,409	3,194,326
Subordinated debts (Notes 18 and 34a)	16,241,102	26,251,948
Eligible debt capital instruments (Notes 18 and 34a)	23,129,838	14,959,571
Sundry (Note 19b)	26,498,067	25,904,892
Deferred income	409,733	477,185
Deferred income	409,733	477,185
Non-controlling interests in subsidiaries (Note 21)	563,401	448,809
Shareholders' equity (Note 22)	110,457,476	100,442,413
Capital:
- Domiciled in Brazil	58,361,598	50,461,644
- Domiciled overseas	738,402	638,356
Capital reserves	11,441	11,441
Profit reserves	49,902,013	50,448,602
Asset valuation adjustments	1,884,536	(677,116)
Treasury shares (Notes 22d and 34a)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	111,020,877	100,891,222
Total	1,211,271,718	1,179,607,115

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Accumulated Income on December 31 – In thousands of Reais

	2017	2016
Revenue from financial intermediation	148,262,127	162,203,853
Loans (Note 9j)	72,677,322	75,345,464
Leases (Note 9j)	270,647	379,628
Operations with securities (Note 7g)	41,269,647	43,833,650
Financial income from insurance, pension plans and capitalization bonds (Note 7g)	28,345,353	33,140,993
Derivative financial instruments (Note 7g)	(1,232,602)	7,019,958
Foreign exchange contracts (Note 10a)	2,286,446	(2,996,375)
Reserve requirement (Note 8b)	4,935,461	5,717,559
Sale or transfer of financial assets	(290,147)	(237,024)

Expenses from financial intermediation	104,141,295	108,866,146
Retail and professional market funding (Note 15d)	56,531,408	65,871,529
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 15d)	18,174,550	21,395,550
Borrowing and on-lending (Note 16c)	4,351,078	(2,567,297)
Allowance for loan losses (Notes 3g, 9g and 9h)	25,084,259	24,166,364

Gross income from financial intermediation	44,120,832	53,337,707

Other operating income (expenses)	(23,617,093)	(25,356,934)
Fee and commission income (Note 23)	24,027,966	21,577,407
Other fee and commission income	16,395,265	14,660,337
Income from banking fees	7,632,701	6,917,070
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 20c)	76,098,164	70,890,331
Net written premiums earned	76,289,252	71,196,596
Reinsurance premiums paid	(191,088)	(306,265)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(34,810,947)	(32,788,545)
Retained claims (Note 3o)	(25,588,167)	(24,541,957)
Capitalization bond prize draws and redemptions (Note 3o)	(5,459,287)	(5,372,329)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(3,447,688)	(3,594,724)
Payroll and related benefits (Note 24)	(21,010,157)	(17,271,076)
Other administrative expenses (Note 25)	(19,275,756)	(18,344,649)
Tax expenses (Note 26)	(5,960,618)	(6,331,651)
Share of profit (loss) of unconsolidated and jointly controlled companies (Note 12b)	1,505,270	1,665,170
Other operating income (Note 27)	10,177,120	5,726,760
Other operating expenses (Note 28)	(19,872,993)	(16,971,671)
Operating income	20,503,739	27,980,773
Non-operating income (loss) (Note 29)	(474,715)	(821,095)
Income before income tax and social contribution and non-controlling interests	20,029,024	27,159,678
Income tax and social contribution (Notes 33a and 33b)	(5,144,212)	(11,974,739)
Current income tax	(4,698,894)	(5,480,117)
Current social contribution	(2,636,272)	(3,325,251)
Deferred tax	2,190,954	(3,169,371)
Non-controlling interests in subsidiaries	(227,057)	(101,361)
Net income	14,657,755	15,083,578

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Statements of Changes in Shareholders’ Equity - In thousands of Reais

Events	Capital		Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
	Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory
Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(4,114,555)	(431,048)	-	88,906,644
Cancellation of capital increase by subscription of shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	3,437,439	-	-	3,437,439
Net income	-	-	-	-	-	-	-	15,083,578	15,083,578
Allocations:
- Reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)
Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	2,561,652	-	-	2,561,652
Net income	-	-	-	-	-	-	-	14,657,755	14,657,755
Allocations:
- Reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)
Balance on December 31, 2017	59,100,000	-	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Added Value Accumulated on December 31 - In thousands of Reais

Description	2017	%	2016	%
1 – Revenue	147,288,425	305.9	153,990,275	297.3
1.1) Financial intermediation	148,262,127	307.9	162,203,853	313.1
1.2) Fees and commissions	24,027,966	49.9	21,577,407	41.7
1.3) Allowance for loan losses	(25,084,259)	(52.1)	(24,166,364)	(46.7)
1.4) Other	82,591	0.2	(5,624,621)	(10.9)
2 – Financial intermediation expenses	(79,057,036)	(164.2)	(84,699,782)	(163.5)
3 – Inputs acquired from third-parties	(15,519,966)	(32.2)	(14,917,783)	(28.8)
Outsourced services	(4,952,746)	(10.3)	(5,034,120)	(9.7)
Data processing	(2,117,085)	(4.4)	(1,612,454)	(3.1)
Communication	(1,684,153)	(3.5)	(1,653,055)	(3.2)
Asset maintenance	(1,158,840)	(2.4)	(1,060,856)	(2.0)
Financial system services	(1,033,017)	(2.1)	(1,047,654)	(2.0)
Advertising and marketing	(942,851)	(2.0)	(1,124,659)	(2.2)
Security and surveillance	(818,221)	(1.7)	(736,547)	(1.4)
Transport	(782,444)	(1.6)	(719,842)	(1.4)
Material, water, electricity and gas	(669,042)	(1.4)	(705,578)	(1.4)
Travel	(261,911)	(0.5)	(174,772)	(0.3)
Other	(1,099,656)	(2.3)	(1,048,246)	(2.0)
4 – Gross value added (1-2-3)	52,711,423	109.5	54,372,710	105.0
5 – Depreciation and amortization	(6,068,631)	(12.6)	(4,236,273)	(8.2)
6 – Net value added produced by the entity (4-5)	46,642,792	96.9	50,136,437	96.8
7 – Value added received through transfer	1,505,270	3.1	1,665,170	3.2
Share of profit (loss) of unconsolidated and jointly controlled companies	1,505,270	3.1	1,665,170	3.2
8 – Value added to distribute (6+7)	48,148,062	100.0	51,801,607	100.0
9 – Value added distributed	48,148,062	100.0	51,801,607	100.0
9.1) Personnel	18,760,255	39.0	15,177,419	29.3
Salaries	9,264,618	19.2	8,322,222	16.1
Benefits	5,430,419	11.3	3,660,775	7.1
Government Severance Indemnity Fund for Employees (FGTS)	1,302,270	2.7	797,810	1.5
Other	2,762,948	5.7	2,396,612	4.6
9.2) Tax, fees and contributions	13,354,732	27.7	20,400,047	39.4
Federal	12,411,498	25.8	19,593,727	37.8
State	11,744	-	11,716	-
Municipal	931,490	1.9	794,604	1.5
9.3) Remuneration for providers of capital	1,148,263	2.4	1,039,202	2.0
Rental	1,142,166	2.4	1,027,561	2.0
Asset lease	6,097	-	11,641	-
9.4) Value distributed to shareholders	14,884,812	30.9	15,184,939	29.3
Interest on Shareholders’ Equity Dividends paid and/or provisioned	7,204,344	15.0	6,975,782	13.5
Retained earnings	7,453,411	15.5	8,107,796	15.7
Non-controlling interests in retained earnings	227,057	0.5	101,361	0.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of cash flows accrued on December 31 - In thousands of Reais

	2017	2016
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	20,029,024	27,159,678
Adjustments to net income before income tax and social contribution	53,396,909	60,937,472
Effect of changes in exchange rates in cash and cash equivalents	(806,312)	5,617,747
Allowance for loan losses	25,084,259	24,166,364
Depreciation and amortization	6,068,631	4,236,273
Impairment losses of assets	2,658,923	1,654,961
Expenses/ reversal with civil, labor and tax provisions	2,471,287	2,518,761
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	18,174,550	21,395,550
Share of profit (loss) of unconsolidated and jointly controlled companies	(1,505,270)	(1,665,170)
(Gain)/loss on sale of investments	(270,977)	(201,485)
(Gain)/loss on sale of fixed assets	106,722	24,791
(Gain)/loss on sale of foreclosed assets	577,212	442,251
Foreign exchange variation of assets and liabilities overseas/Other	837,884	2,747,429
Net income before taxes after adjustments	73,425,933	88,097,150
(Increase)/Decrease in interbank investments	(2,397,585)	6,613,272
(Increase)/Decrease in trading securities and derivative financial instruments	(23,446,469)	(47,228,658)
(Increase)/Decrease in interbank and interdepartmental accounts	2,029,774	14,817,209
(Increase)/Decrease in loans and leases	(2,983,398)	17,348,434
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	1,228,825	(665,644)
(Increase)/Decrease in other receivables and other assets	(11,953,132)	13,072,460
(Increase)/Decrease in reserve requirement - Central Bank	(8,677,695)	(2,582,533)
Increase/(Decrease) in deposits	30,971,684	(19,133,693)
Increase/(Decrease) in securities sold under agreements to repurchase	(8,511,387)	18,171,400
Increase/(Decrease) in funds from issuance of securities	(15,796,050)	1,073,705
Increase/(Decrease) in borrowings and on-lending	(8,904,995)	(17,602,395)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	5,135,858	9,118,117
Increase/(Decrease) in other liabilities	2,195,677	(8,629,960)
Increase/(Decrease) in deferred income	(67,452)	(46,360)
Income tax and social contribution paid	(8,575,438)	(9,771,075)
Net cash provided by/(used in) operating activities	23,674,150	62,651,429
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	7,617,240	4,218,101
Sale of/maturity of and interest on available-for-sale securities	89,338,138	124,080,962
Proceeds from sale of foreclosed assets	802,722	629,768
Sale of investments	441,849	67,323
Sale of premises and equipment	445,347	543,122
Acquisition of subsidiaries, net of cash and cash equivalents acquired	-	(7,188,659)
Purchases of available-for-sale securities	(128,557,960)	(124,810,463)
Purchases of held-to-maturity securities	(204,557)	(7,187,255)
Investment acquisitions	(525,665)	(10,548)
Purchase of premises and equipment	(1,897,645)	(3,015,682)
Intangible asset acquisitions	(3,743,708)	(2,129,067)
Dividends and interest on shareholders’ equity received	845,134	510,285
Net cash provided by/(used in) investing activities	(35,439,105)	(14,292,113)
Cash flow from financing activities:
Increase of subordinated debts	6,594,610	7,108,426
Maturity and interest in subordinated debt	(14,301,613)	(10,244,779)
Interest on shareholders’ equity paid	(6,397,874)	(5,561,036)
Non-controlling interest	(112,465)	(65,721)
Acquisition of own shares	-	(9,466)
Net cash provided by/(used in) financing activities	(14,217,342)	(8,772,576)
Net increase/(decrease) in cash and cash equivalents	(25,982,297)	39,586,740
Cash and cash equivalents - at the beginning of the period	181,230,427	147,261,434
Effect of changes in exchange rates in cash and cash equivalents	806,312	(5,617,747)
Cash and cash equivalents - at the end of the period	156,054,442	181,230,427
Net increase/(decrease) in cash and cash equivalents	(25,982,297)	39,586,740

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

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Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

Management states that as disclosures made in the consolidated financial statements of Bradesco, all relevant information in its management is evidenced and that the accounting practices described above have been applied in a consistent manner between the years.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the investments and intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 31, 2018.

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Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On December 31
	Activity	Equity interest
		2017	2016
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.(1)	Banking	0.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.(1)	Investment bank	99.85%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.(2)	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (4)	Insurance	99.98%	99.98%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (5)	Capitalization bonds	100.00%	99.97%
Kirton Seguros S.A. (6)	Insurance	98.54%	98.08%
Kirton Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (4)	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (7)	Holding	0.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (8)
Bradesco FI RF Toucan II	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.92%	99.94%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FIC FI Renda Fixa V-A	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. PGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

(1) In November, 2017, Banco Boavista Interatlântico S.A. was merged into Banco Bradesco BBI S.A. increasing the interest by means of subscription of shares;

(2) In May 2017, Kirton Administradora de Consórcios Ltda. was merged into Bradesco Administradora de Consórcios Ltda.;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) Based on financial information from the previous month;
(5) Increase in interest, by means of acquisition of shares held by minority shareholders;

(6) Increase in interest by means of subscription of shares in July 2017;

(7) Company merged into Kirton Seguros S.A., in July 2017; and
(8) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

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Notes to the Consolidated Financial Statements

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

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Notes to the Consolidated Financial Statements

            Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

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Notes to the Consolidated Financial Statements

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7.

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

The bank enters into derivatives in order to manage its risk exposures as well as to service client demand. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7.

g)   Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

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Notes to the Consolidated Financial Statements

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, the Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly

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Notes to the Consolidated Financial Statements

recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leases to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 13.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 14.

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Notes to the Consolidated Financial Statements

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Notes 7, 12, 13 and 14.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 15.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

-       The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        Regarding individual health care plan portfolio, as to the remittance coverage of five years for dependents of the holder, in the event of death of the holder, the mathematical reserve is constituted for unvested benefits (PMBaC) which is calculated using a 4.5% annual discount rate (5.1% in 2016), the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 4.5% (5.1% in 2016) per annum;

-        The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters and in last 11 quarters to extended warranty segments to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

124  Economic and Financial Analysis Report - December 2017

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Notes to the Consolidated Financial Statements

-        For life insurance, the provision of ‘incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 semesters, to establish a future projection per period of occurrence; A residual cause study is performed to forecast the claims reported after 10 semesters that the event occurred;

-        The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, updated monetarily and includes all claims in litigation;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of the expected payments to be received;

-        The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for insurance of policyholders with a clause of participation in the technical surplus;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is (PDR) calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As of the base date, there is no need to record complementary reserve for coverage;

-        The complementary reserve for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims ratio obtained from analysis based on Company’s triangles of claim development generated based on 2017 information and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The other technical provisions for damage insurance correspond to the provision for administrative expenses (PDA) arising from Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations; and

-        Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 4.5% (5.1% in 2016) per annum.

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Notes to the Consolidated Financial Statements

•       Pension plans and life insurance with survival coverage (VGBL):

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to pension plans and life insurance with survival coverage, as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the LAT. The LAT, which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the liability adequacy test (TAP);

-        The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

-        The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters for the creation of a new future projection by period of occurrence. As to acquired portfolios, a history of 10 semesters is used;

-    The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-    The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Financial income from insurance, pension plans and capitalization bonds”.

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Notes to the Consolidated Financial Statements

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 20.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an the Organization has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

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Notes to the Consolidated Financial Statements

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 17.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction, according to Notes 15c and 18.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

128  Economic and Financial Analysis Report - December 2017

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Notes to the Consolidated Financial Statements

4)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	On December 31 - R$ thousand
	2017				2016
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,180,270,632	9,443,861	78,178,606	1,267,893,099	1,148,507,298	8,654,972	105,111,756	1,262,274,026
Cash and due from banks	15,028,725	195,287	-	15,224,012	14,518,120	178,510	-	14,696,630
Interbank investments	154,346,624	(72,186)	(4,424)	154,270,014	177,635,629	566,852	(517,134)	177,685,347
Securities and derivative financial instruments	500,609,064	5,747,276	78,293,692	584,650,032	440,010,105	3,980,138	105,882,672	549,872,915
Interbank and interdepartmental accounts	68,196,914	-	-	68,196,914	59,006,812	-	-	59,006,812
Loans and leases	323,988,049	451,097	-	324,439,146	347,041,036	447,516	-	347,488,552
Allowance for Loan Losses (ALL)	(36,423,867)	(103,085)	-	(36,526,952)	(37,553,364)	(99,583)	-	(37,652,947)
Other receivables and assets	154,525,123	3,225,472	(110,662)	157,639,933	147,848,960	3,581,539	(253,782)	151,176,717
Permanent Assets	31,001,086	(565,907)	-	30,435,179	31,099,817	185,097	-	31,284,914
Investments	8,022,587	(5,840,951)	-	2,181,636	7,038,394	(5,260,652)	-	1,777,742
Premises and equipment	7,744,649	204,157	-	7,948,806	7,722,638	242,316	-	7,964,954
Intangible assets	15,233,850	5,070,887	-	20,304,737	16,338,785	5,203,433	-	21,542,218
Total	1,211,271,718	8,877,954	78,178,606	1,298,328,278	1,179,607,115	8,840,069	105,111,756	1,293,558,940

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2017				2016
	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,099,841,108	7,744,166	78,178,606	1,185,763,880	1,078,238,708	7,742,386	105,111,756	1,191,092,850
Deposits	265,207,362	69,559	-	265,276,921	234,235,678	(22,647)	-	234,213,031
Securities sold under agreements to repurchase	233,467,544	(128,206)	80,223,012	313,562,350	241,978,931	-	107,091,192	349,070,123
Funds from Issuance of Securities	135,011,308	-	-	135,011,308	150,807,358	-	-	150,807,358
Interbank and interdepartmental accounts	26,678,302	3,355,992	-	30,034,294	24,136,121	(4,553,128)	-	19,582,993
Borrowing and on-lending	49,291,007	2,378,005	-	51,669,012	58,196,002	-	-	58,196,002
Derivative financial instruments	14,274,999	(11,863)	(178,643)	14,084,493	13,435,679	-	(1,037,927)	12,397,752
Technical provisions for insurance, pension plans and capitalization bonds	246,652,565	-	-	246,652,565	223,342,157	-	-	223,342,157
Other liabilities	129,258,021	2,080,679	(1,865,763)	129,472,937	132,106,782	12,318,161	(941,509)	143,483,434
Deferred income	409,733	-	-	409,733	477,185	-	-	477,185
Non-controlling interests in subsidiaries	563,401	1,133,788	-	1,697,189	448,809	1,097,683	-	1,546,492
Shareholders’ equity	110,457,476	-	-	110,457,476	100,442,413	-	-	100,442,413
Total	1,211,271,718	8,877,954	78,178,606	1,298,328,278	1,179,607,115	8,840,069	105,111,756	1,293,558,940

	Years ended December 31 - R$ thousand
	2017				2016
	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportionately consolidated Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	148,262,127	1,321,024	2,928,359	152,511,510	162,203,853	539,432	5,721,823	168,465,108
Expenses from financial intermediation	(79,057,036)	(66,672)	(5,464,307)	(84,588,015)	(84,699,782)	-	(7,851,832)	(92,551,614)
Financial margin	69,205,091	1,254,352	(2,535,948)	67,923,495	77,504,071	539,432	(2,130,009)	75,913,494
Allowance for loan losses	(25,084,259)	(125,761)	-	(25,210,020)	(24,166,364)	(209,879)	-	(24,376,243)
Gross income from financial intermediation	44,120,832	1,128,591	(2,535,948)	42,713,475	53,337,707	329,553	(2,130,009)	51,537,251
Income from insurance, pension plans and capitalization bonds	6,792,075	-	-	6,792,075	4,592,776	-	-	4,592,776
Fee and commission income	24,027,966	4,443,914	2,390,311	30,862,191	21,577,407	4,498,393	2,003,673	28,079,473
Personnel expenses	(21,010,157)	(797,306)	-	(21,807,463)	(17,271,076)	(707,134)	-	(17,978,210)
Other administrative expenses	(19,275,756)	(917,548)	60,812	(20,132,492)	(18,344,649)	(1,475,973)	496,994	(19,323,628)
Tax expenses	(5,960,618)	(534,145)	-	(6,494,763)	(6,331,651)	(492,768)	-	(6,824,419)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	1,505,270	(1,312,974)	-	192,296	1,665,170	(1,447,603)	-	217,567
Other operating income / expenses	(9,695,873)	(1,067,313)	84,825	(10,678,361)	(11,244,911)	(88,299)	(370,658)	(11,703,868)
Operating income	20,503,739	943,219	-	21,446,958	27,980,773	616,169	-	28,596,942
Non-operating income	(474,715)	(4,084)	-	(478,799)	(821,095)	(15,223)	-	(836,318)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,371,269)	(939,135)	-	(6,310,404)	(12,076,100)	(600,946)	-	(12,677,046)
Net income	14,657,755	-	-	14,657,755	15,083,578	-	-	15,083,578

 (1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and
 (2) Refers primarily to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

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Notes to the Consolidated Financial Statements

b)      Statement of financial position and statements of income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	937,972,844	97,507,145	283,337,569	17,371	4,859,969	(55,801,799)	1,267,893,099
Cash and due from banks	13,763,279	1,580,853	319,595	7,781	145,007	(592,503)	15,224,012
Interbank investments	152,151,681	2,118,333	-	-	-	-	154,270,014
Securities and derivative financial instruments	298,524,271	14,567,490	271,976,532	1,983	3,991,179	(4,411,423)	584,650,032
Interbank and interdepartmental accounts	68,196,914	-	-	-	-	-	68,196,914
Loans and leases	293,772,305	79,878,107	-	-	-	(49,211,266)	324,439,146
Allowance for Loan Losses (ALL)	(35,035,466)	(1,491,486)	-	-	-	-	(36,526,952)
Other receivables and assets	146,599,860	853,848	11,041,442	7,607	723,783	(1,586,607)	157,639,933
Permanent assets	111,022,664	33,861	6,103,677	2,795	755,863	(87,483,681)	30,435,179
Investments	87,010,313	-	2,602,781	-	52,223	(87,483,681)	2,181,636
Premises and equipment	6,198,963	22,107	1,695,718	194	31,824	-	7,948,806
Intangible assets	17,813,388	11,754	1,805,178	2,601	671,816	-	20,304,737
Total in 2017	1,048,995,508	97,541,006	289,441,246	20,166	5,615,832	(143,285,480)	1,298,328,278
Total in 2016	1,063,587,868	117,468,410	266,716,451	8,377	3,712,910	(157,935,076)	1,293,558,940

Liabilities
Current and long-term liabilities	936,521,880	47,883,163	256,086,965	7,835	1,065,836	(55,801,799)	1,185,763,880
Deposits	252,893,998	13,126,154	-	-	-	(743,231)	265,276,921
Securities sold under agreements to repurchase	305,212,981	8,349,369	-	-	-	-	313,562,350
Funds from issuance of securities	136,199,319	3,078,089	-	-	-	(4,266,100)	135,011,308
Interbank and interdepartmental accounts	30,034,294	-	-	-	-	-	30,034,294
Borrowing and on-lending	90,242,154	10,638,124	-	-	-	(49,211,266)	51,669,012
Derivative financial instruments	13,995,035	89,458	-	-	-	-	14,084,493
Technical provisions for insurance, pension plans and capitalization bonds	-	-	246,647,563	5,002	-	-	246,652,565
Other liabilities	107,944,099	12,601,969	9,439,402	2,833	1,065,836	(1,581,202)	129,472,937
Deferred income	387,587	-	22,146	-	-	-	409,733
Non-controlling interests in subsidiaries	1,628,565	49,657,843	33,332,135	12,331	4,549,996	(87,483,681)	1,697,189
Shareholders’ equity	110,457,476	-	-	-	-	-	110,457,476
Total in 2017	1,048,995,508	97,541,006	289,441,246	20,166	5,615,832	(143,285,480)	1,298,328,278
Total in 2016	1,063,587,868	117,468,410	266,716,451	8,377	3,712,910	(157,935,076)	1,293,558,940

Bradesco  131

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	Years ended December 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	125,828,345	4,187,138	23,563,370	1,025	262,868	(1,331,236)	152,511,510
Expenses from financial intermediation	(66,219,752)	(1,524,949)	(18,174,550)	-	-	1,331,236	(84,588,015)
Financial margin	59,608,593	2,662,189	5,388,820	1,025	262,868	-	67,923,495
Allowance for loan losses	(24,713,399)	(496,621)	-	-	-	-	(25,210,020)
Gross income from financial intermediation	34,895,194	2,165,568	5,388,820	1,025	262,868	-	42,713,475
Income from insurance, pension plans and capitalization bonds	-	-	6,784,491	6,846	-	738	6,792,075
Fee and commission income	28,241,040	325,331	2,063,187	-	366,446	(133,813)	30,862,191
Personnel expenses	(19,753,242)	(166,654)	(1,588,329)	(3,620)	(295,618)	-	(21,807,463)
Other administrative expenses	(18,600,863)	(244,793)	(1,699,368)	(3,448)	(186,780)	602,760	(20,132,492)
Tax expenses	(5,425,559)	(15,012)	(973,308)	(169)	(80,715)	-	(6,494,763)
Share of profit (loss) of unconsolidated and jointly controlled companies	(22,657)	-	205,278	-	9,675	-	192,296
Other operating income / expenses	(9,757,924)	(152,822)	(513,083)	(528)	215,681	(469,685)	(10,678,361)
Operating income	9,575,989	1,911,618	9,667,688	106	291,557	-	21,446,958
Non-operating income	(741,999)	12,415	251,368	-	(583)	-	(478,799)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,493,722)	(342,914)	(4,384,845)	85	(89,008)	-	(6,310,404)
Net Income in 2017	7,340,268	1,581,119	5,534,211	191	201,966	-	14,657,755
Net Income in 2016	9,768,052	(474,281)	5,550,662	39	239,106	-	15,083,578

(1) The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5)      CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2017	2016
Cash and due from banks in domestic currency	12,939,852	12,432,290
Cash and due from banks in foreign currency	2,088,498	2,085,650
Investments in gold	375	180
Total cash and due from banks	15,028,725	14,518,120
Interbank investments (1)	141,025,717	166,712,307
Total cash and cash equivalents	156,054,442	181,230,427

(1) It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

132  Economic and Financial Analysis Report - December 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

6)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017	2016
	days	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	17,487,029	148	-	-	17,487,177	84,074,852
● National treasury notes	10,484,994	148	-	-	10,485,142	42,584,901
● Financial treasury bills	4,517,178	-	-	-	4,517,178	28,000,311
● National treasury bills	2,447,381	-	-	-	2,447,381	13,211,900
● Debentures	-	-	-	-	-	271,279
● Other	37,476	-	-	-	37,476	6,461
Funded position	25,977,537	97,713,658	-	-	123,691,195	84,728,590
● National treasury notes	4,368,386	56,944,861	-	-	61,313,247	37,802,272
● Financial treasury bills	632,455	17,194,089	-	-	17,826,544	17,323,821
● National treasury bills	20,976,696	23,574,708	-	-	44,551,404	29,602,497
Short position	1,870,472	1,687,942	-	-	3,558,414	1,103,295
● National treasury bills	1,870,472	1,687,942	-	-	3,558,414	1,103,295
Subtotal	45,335,038	99,401,748	-	-	144,736,786	169,906,737
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,619,335	1,485,420	3,265,635	1,245,341	9,615,731	7,728,892
● Provision for losses	(292)	(2,232)	(3,369)	-	(5,893)	-
Subtotal	3,619,043	1,483,188	3,262,266	1,245,341	9,609,838	7,728,892
Total in 2017	48,954,081	100,884,936	3,262,266	1,245,341	154,346,624
%	31.7	65.4	2.1	0.8	100.0
Total in 2016	172,286,965	2,819,936	1,748,334	780,394		177,635,629
%	97.0	1.6	1.0	0.4		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Years ended December 31 - R$ thousand
	2017	2016
Income from investments in purchase and sale commitments:
• Own portfolio position	1,064,822	1,104,879
• Funded position	16,016,339	20,720,128
• Short position	747,625	283,547
Subtotal	17,828,786	22,108,554
Income from interest-earning deposits in other banks	527,887	678,105
Total (Note 7g)	18,356,673	22,786,659

Bradesco  133

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	Financial	Insurance Group		Other Activities	2017	%	2016	%
		Insurance and Capitalization bonds	Pension plans
Trading securities	50,242,416	14,839,038	178,160,635	18,817	243,260,906	48.6	219,814,437	50.0
- Government securities	25,487,126	12,135,957	165,762,672	18,817	203,404,572	40.7	169,851,050	38.7
- Corporate securities	10,564,384	2,658,329	12,394,197	-	25,616,910	5.1	33,002,442	7.5
- Derivative financial instruments (1) (5)	14,190,906	44,752	3,766	-	14,239,424	2.8	16,960,945	3.8
Available-for-sale securities	183,026,749	20,042,280	15,251,587	41,936	218,362,552	43.6	177,215,001	40.3
- Government securities	127,840,748	18,216,226	13,440,122	35,543	159,532,639	31.8	114,250,355	26.0
- Corporate securities	55,186,001	1,826,054	1,811,465	6,393	58,829,913	11.8	62,964,646	14.3
Held-to-maturity securities (2)	12,277,210	5,179,242	21,529,154	-	38,985,606	7.8	42,980,667	9.7
- Government securities	17,645	5,179,242	21,529,154	-	26,726,041	5.4	30,241,481	6.9
- Corporate securities	12,259,565	-	-	-	12,259,565	2.4	12,739,186	2.8
Total	245,546,375	40,060,560	214,941,376	60,753	500,609,064	100.0	440,010,105	100.0

- Government securities	153,345,519	35,531,425	200,731,948	54,360	389,663,252	77.9	314,342,886	71.6
- Corporate securities	92,200,856	4,529,135	14,209,428	6,393	110,945,812	22.1	125,667,219	28.4
Total	245,546,375	40,060,560	214,941,376	60,753	500,609,064	100.0	440,010,105	100.0

134  Economic and Financial Analysis Report - December 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2017							2016
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	17,329,145	4,511,101	1,769,820	26,632,350	50,242,416	54,976,630	(4,734,214)	47,593,479	(9,500,458)
Financial treasury bills	-	1,764,600	514,610	13,400,998	15,680,208	15,678,590	1,618	10,635,299	(24,094)
National treasury notes	5,806	9	257,990	8,114,148	8,377,953	8,127,103	250,850	6,225,351	259,441
Financial bills	33,171	159,845	142,841	463,899	799,756	798,547	1,209	3,851,420	9,563
Debentures	19,678	-	99,911	1,880,195	1,999,784	2,173,550	(173,766)	1,828,779	(232,792)
National treasury bills	50,619	13,601	203,559	807,064	1,074,843	1,070,386	4,457	2,068,526	8,101
Brazilian foreign debt notes	6	-	-	301	307	308	(1)	1,358,025	(1,907)
Derivative financial instruments (1) (5)	12,987,644	128,686	385,879	688,697	14,190,906	18,981,821	(4,790,915)	16,940,519	(9,348,118)
Other	4,232,221	2,444,360	165,030	1,277,048	8,118,659	8,146,325	(27,666)	4,685,560	(170,652)
- Insurance companies and capitalization bonds	2,334,881	419,317	73,719	12,011,121	14,839,038	14,839,038	-	15,329,487	39,073
Financial treasury bills	-	271,541	45,145	10,033,777	10,350,463	10,350,463	-	10,994,804	-
Financial bills	-	147,758	-	53,403	201,161	201,161	-	449,610	-
Other	2,334,881	18	28,574	1,923,941	4,287,414	4,287,414	-	3,885,073	39,073
- Pension plans	3,312,534	6,222,205	3,660,057	164,965,839	178,160,635	178,160,635	-	156,878,238	-
Financial treasury bills	-	1,824,506	2,344,778	46,285,478	50,454,762	50,454,762	-	54,086,123	-
National treasury notes	32,217	3,546	94,221	63,671,940	63,801,924	63,801,924	-	47,097,928	-
National treasury bills	38,213	-	274,491	51,193,283	51,505,987	51,505,987	-	36,404,866	-
Financial bills	124,645	4,091,483	592,334	586,875	5,395,337	5,395,337	-	13,680,330	-
Debentures	-	225,321	354,233	2,942,461	3,522,015	3,522,015	-	3,588,939	-
Other	3,117,459	77,349	-	285,802	3,480,610	3,480,610	-	2,020,052	-
- Other activities	-	2,664	1,402	14,751	18,817	18,818	(1)	13,233	-
Financial treasury bills	-	2,664	1,402	14,751	18,817	18,818	(1)	13,233	-
Total	22,976,560	11,155,287	5,504,998	203,624,061	243,260,906	247,995,121	(4,734,215)	219,814,437	(9,461,385)
Derivative financial instruments (liabilities) (5)	(13,552,386)	(201,643)	(81,073)	(439,897)	(14,274,999)	(10,480,159)	(3,794,840)	(13,435,679)	(1,735,386)

Bradesco  135

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (6)	On December 31 - R$ thousand
	2017							2016
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
	days	days	days	days
- Financial	9,618,721	23,574,733	21,847,441	127,985,854	183,026,749	181,603,325	1,423,424	153,122,175	(1,612,066)
National treasury bills	59,984	19,374,319	17,455,267	72,661,189	109,550,759	107,211,841	2,338,918	57,146,548	715,037
Debentures	419,874	1,365,144	881,362	32,322,618	34,988,998	35,632,635	(643,637)	38,734,038	(1,452,938)
National treasury notes	730	-	1,921,630	9,352,334	11,274,694	10,912,415	362,279	33,465,466	362,285
Foreign corporate securities	189,383	616,712	541,010	8,687,000	10,034,105	9,886,879	147,226	11,084,610	(663,576)
Shares	7,328,918	-	-	-	7,328,918	8,177,433	(848,515)	6,233,775	(422,717)
Foreign government bonds	453,870	1,715,271	1,033,406	-	3,202,547	3,210,554	(8,007)	-	-
Promissory Notes	40,955	397,902	4,423	52,248	495,528	496,289	(761)	1,109,283	7,156
Certificates of real estate receivables	-	-	-	1,095,210	1,095,210	1,109,703	(14,493)	940,043	(203,727)
Other	1,125,007	105,385	10,343	3,815,255	5,055,990	4,965,576	90,414	4,408,412	46,414
- Insurance companies and capitalization bonds	1,873,776	-	17,212	18,151,292	20,042,280	19,559,779	482,501	13,371,538	(209,507)
National treasury notes	-	-	-	12,275,390	12,275,390	12,226,714	48,676	9,938,536	(468,979)
Shares	1,453,120	-	-	-	1,453,120	1,099,840	353,280	1,473,738	231,839
National treasury bills	99,652	-	-	5,576,761	5,676,413	5,603,114	73,299	1,750,409	14,832
Other	321,004	-	17,212	299,141	637,357	630,111	7,246	208,855	12,801
- Pension plans	1,716,401	-	19,940	13,515,246	15,251,587	13,775,474	1,476,113	10,683,347	938,507
National treasury notes	-	-	9,700	12,832,174	12,841,874	11,600,751	1,241,123	8,837,999	902,200
Shares	1,716,401	-	-	-	1,716,401	1,492,446	223,955	1,728,856	36,910
Debentures	-	-	-	95,064	95,064	86,291	8,773	91,311	(588)
Other	-	-	10,240	588,008	598,248	595,986	2,262	25,181	(15)
- Other activities	6,264	25,260	-	10,412	41,936	35,687	6,249	37,941	4,633
Other	6,264	25,260	-	10,412	41,936	35,687	6,249	37,941	4,633
Subtotal	13,215,162	23,599,993	21,884,593	159,662,804	218,362,552	214,974,265	3,388,287	177,215,001	(878,433)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	(103,723)	-	43,190
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(366,102)	-	(224,619)
Total	13,215,162	23,599,993	21,884,593	159,662,804	218,362,552	214,974,265	2,918,462	177,215,001	(1,059,862)

136  Economic and Financial Analysis Report - December 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2) (6)	On December 31 - R$ thousand
	2017							2016
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
	days	days	days	days
- Financial	7,753	2,454	1,338	12,265,665	12,277,210	11,981,007	(296,203)	12,772,270	(1,328,809)
Certificates of real estate receivables	-	1,292	174	12,258,099	12,259,565	11,963,782	(295,783)	12,739,187	(1,359,864)
Other	7,753	1,162	1,164	7,566	17,645	17,225	(420)	33,083	31,055
- Insurance companies and capitalization bonds	-	-	-	5,179,242	5,179,242	5,503,453	324,211	5,158,754	462,036
National treasury notes	-	-	-	5,179,242	5,179,242	5,503,453	324,211	5,158,754	462,036
- Pension plans	-	-	17,867	21,511,287	21,529,154	23,641,297	2,112,143	25,049,643	2,119,494
National treasury notes	-	-	17,867	21,511,287	21,529,154	23,641,297	2,112,143	25,049,643	2,119,494
Total	7,753	2,454	19,205	38,956,194	38,985,606	41,125,757	2,140,151	42,980,667	1,252,721

Bradesco  137

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2017 (3) (4)	Total in 2016 (3) (4)
	days	days	days	days
Own portfolio	23,045,125	17,390,233	24,310,182	341,595,444	406,340,984	334,339,955
Fixed income securities	9,495,726	17,390,233	24,310,182	341,595,444	392,791,585	321,511,748
● National treasury notes	38,161	1,162	390,110	117,825,777	118,255,210	104,315,571
● Financial treasury bills	4,261	3,492,484	2,795,968	69,605,901	75,898,614	71,975,279
● National treasury bills	224,626	3,262,984	17,841,816	95,944,533	117,273,959	56,185,148
● Debentures	439,553	1,590,464	1,338,537	37,052,767	40,421,321	44,370,764
● Financial bills	157,816	4,399,087	735,174	1,104,177	6,396,254	18,383,295
● Certificates of real estate receivables	-	1,292	174	13,610,726	13,612,192	13,921,948
● Foreign government bonds	456,597	1,715,270	1,033,406	351,085	3,556,358	368,232
● Foreign corporate securities	1,980,378	53,536	118,354	4,460,012	6,612,280	3,043,982
● Brazilian foreign debt securities	13,720	-	-	722,327	736,047	1,780,134
● Promissory Notes	40,955	2,765,664	4,422	222,937	3,033,978	1,268,407
● Bank deposit certificates	413,625	77,359	3,767	55,303	550,054	454,105
● Other	5,726,034	30,931	48,454	639,899	6,445,318	5,444,883
Equity securities	13,549,399	-	-	-	13,549,399	12,828,207
● Shares of listed companies	1,719,628	-	-	-	1,719,628	1,731,181
● Shares of other companies	11,829,771	-	-	-	11,829,771	11,097,026
Restricted securities	162,897	16,943,548	2,712,735	55,198,460	75,017,640	81,095,671
Subject to repurchase agreements	83,182	13,911,842	2,538,225	38,739,713	55,272,962	62,944,452
● National treasury bills	-	13,302,982	76,976	32,345,386	45,725,344	30,325,000
● Foreign corporate securities	71,389	608,843	539,232	4,509,893	5,729,357	8,642,151
● National treasury notes	-	-	1,922,002	894,748	2,816,750	21,640,122
● Brazilian foreign debt securities	11,793	-	-	701,762	713,555	102,841
● Financial treasury bills	-	17	15	287,924	287,956	2,234,338
Given in guarantee to the Brazilian Central Bank	-	-	-	-	-	174,207
● National treasury bills	-	-	-	-	-	53,844
● Other	-	-	-	-	-	120,363
Privatization rights	-	-	-	44,127	44,127	48,706
Given in guarantee	79,715	3,031,706	174,510	16,414,620	19,700,551	17,928,306
● National treasury notes	730	3,574	12,236	12,192,941	12,209,481	9,136,408
● National treasury bills	23,841	2,526,687	14,526	1,501,982	4,067,036	5,237,058
● Financial treasury bills	-	501,445	147,748	2,405,045	3,054,238	3,192,672

138  Economic and Financial Analysis Report - December 2017

Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	Total in 2017 (3) (4)	Total in 2016 (3) (4)
	days	days	days	days
● Other	55,144	-	-	314,652	369,796	362,168
Derivative financial instruments (1) (5)	12,991,453	128,686	385,879	733,406	14,239,424	16,960,945
Securities sold under repurchase agreements - unrestricted	-	295,267	-	4,715,749	5,011,016	7,613,534
● National treasury bills	-	295,267	-	2,439,898	2,735,165	5,934,994
● National treasury notes	-	-	-	2,273,706	2,273,706	926,099
● Financial treasury bills	-	-	-	2,145	2,145	752,441
Total	36,199,475	34,757,734	27,408,796	402,243,059	500,609,064	440,010,105
%	7.2	6.9	5.5	80.4	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. In 2017 and 2016, there were no sales or reclassifications of securities classified in such category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(6) In the year ended December 31, 2017, there were Impairment losses of financial assets, related to securities classified under the categories "Available-for-Sale Securities" in the amount of R$2,462,658 thousand (R$1,372,488 thousand in 2016) and “Held-to-maturity Securities” in the amount of R$54,520 thousand.

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Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil primarily to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On December 31 - R$ thousand
	2017		2016
	Nominal value	Net nominal value	Nominal value	Net nominal value
Futures contracts
Purchase commitments:	144,621,001	-	138,474,592	-
- Interbank market	96,081,180	-	111,026,397	16,348,810
- Foreign currency	48,376,597	-	27,399,904	-
- Other	163,224	49,452	48,291	47,324
Sale commitments:	200,190,106	-	153,368,572	-
- Interbank market (1)	132,837,699	36,756,519	94,677,587	-
- Foreign currency (2)	67,238,635	18,862,038	58,690,018	31,290,114
- Other	113,772	-	967	-

Option contracts
Purchase commitments:	18,442,138	-	13,062,057	-
- Interbank market	10,663,668	1,047,539	5,467,042	711,254
- Foreign currency	7,335,027	-	7,567,515	4,731,221
- Other	443,443	215,302	27,500	27,500
Sale commitments:	20,118,364	-	7,592,082	-
- Interbank market	9,616,129	-	4,755,788	-
- Foreign currency	10,274,094	2,939,067	2,836,294	-
- Other	228,141	-	-	-

Forward contracts
Purchase commitments:	10,486,497	-	16,681,944	-
- Foreign currency	10,372,477	-	16,633,033	-
- Other	114,020	-	48,911	-
Sale commitments:	15,582,793	-	19,624,952	-
- Foreign currency	14,947,271	4,574,794	18,036,707	1,403,674
- Other	635,522	521,502	1,588,245	1,539,334

Swap contracts
Assets (long position):	62,798,497	-	79,574,142	-
- Interbank market	6,286,693	3,417,373	20,405,389	11,593,816
- Fixed rate	48,791,015	23,275,888	50,100,855	25,274,411
- Foreign currency	6,161,641	-	7,276,143	-
- IGPM	652,450	-	768,950	-
- Other	906,698	-	1,022,805	-
Liabilities (short position):	45,743,215	-	50,948,335	-
- Interbank market	2,869,320	-	8,811,573	-
- Fixed rate	25,515,127	-	24,826,444	-
- Foreign currency (2)	14,288,568	8,126,927	14,201,872	6,925,729
- IGPM	728,000	75,550	1,010,500	241,550
- Other	2,342,200	1,435,502	2,097,946	1,075,141

Derivatives include operations maturing in D+1.

(1) Includes, in 2017: (i) cash flow hedges to protect CDI-related funding totaling R$6,769,979 thousand; and (ii) cash flow hedges to protect interbank investments, in the amount of R$16,030,487 thousand (2016 - R$21,502,218 thousand) (note 7f); and

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$49,543,254 thousand (R$47,266,464 thousand in 2016).

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Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On December 31 - R$ thousand
	2017			2016
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	17,200,903	(4,795,270)	12,405,633	22,759,626	(9,313,969)	13,445,657
Adjustment receivable - future	4,991	-	4,991	9,021	-	9,021
Receivable forward purchases	163,775	-	163,775	150,086	-	150,086
Receivable forward sales	552,231	-	552,231	3,035,377	-	3,035,377
Premiums on exercisable options	1,108,439	4,355	1,112,794	354,953	(34,149)	320,804
Total assets (A)	19,030,339	(4,790,915)	14,239,424	26,309,063	(9,348,118)	16,960,945
Adjustment payables - swaps	(8,806,862)	(3,841,176)	(12,648,038)	(8,749,335)	(1,735,313)	(10,484,648)
Adjustment payables - future	(155,305)	-	(155,305)	(19,164)	-	(19,164)
Payable forward purchases	(278,607)	-	(278,607)	(1,084,258)	-	(1,084,258)
Payable forward sales/other	(227,526)	-	(227,526)	(1,584,951)	-	(1,584,951)
Premiums on written options	(1,011,859)	46,336	(965,523)	(262,585)	(73)	(262,658)
Total liabilities (B)	(10,480,159)	(3,794,840)	(14,274,999)	(11,700,293)	(1,735,386)	(13,435,679)

Net Effect (A-B)	8,550,180	(8,585,755)	(35,575)	14,608,770	(11,083,504)	3,525,266

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Nominal Value)

	On December 31 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2017	2016
	days	days	days	days
Futures contracts (1)	129,512,888	27,259,834	19,027,147	169,011,238	344,811,107	291,843,164
Option contracts	16,213,883	2,822,550	3,425,428	16,098,641	38,560,502	20,654,139
Forward contracts	16,013,301	5,457,121	3,338,351	1,260,517	26,069,290	36,306,896
Swap contracts (1)	4,788,562	6,715,483	7,282,771	89,754,896	108,541,712	130,522,477
Total in 2017	166,528,634	42,254,988	33,073,697	276,125,292	517,982,611
Total in 2016	215,847,992	28,979,895	26,110,699	208,388,090		479,326,676

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

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Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	On December 31 - R$ thousand
	2017	2016
Government securities
National treasury bills	2,401,816	2,840,800
National treasury notes	4,555,551	4,443,424
Total	6,957,367	7,284,224

V)  Revenues and expenses, net

	Years ended December 31 - R$ thousand
	2017	2016
Swap contracts (1)	227,089	2,794,186
Forward contracts	(685,037)	386,374
Option contracts	(227,736)	(216,376)
Futures contracts (1) (2)	(992,900)	7,542,861
Foreign exchange variation of assets and liabilities overseas	445,982	(3,487,087)
Total (Note 7g)	(1,232,602)	7,019,958

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and
(2) Includes, in 2016, the results and respective adjustment to the fair value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the fair value of hedge object (Note 34f).

VI) Reference values of derivative financial instruments, by trading location and counterparty

	On December 31 - R$ thousand
	2017	2016
B3 (stock exchange)	338,227,005	298,318,114
B3 (over-the-counter)	143,299,608	154,396,924
Overseas (stock exchange) (1)	32,785,342	16,835,168
Overseas (over-the-counter) (1)	3,670,656	9,776,470
Total	517,982,611	479,326,676

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On December 31, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$468,214 thousand (R$114,069 thousand in 2016) and “bonds of the Brazilian public debt” in the amount of R$116,773 thousand (R$668,115 thousand in 2016), and in 2016 the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt”, was R$(16,296) thousand amounting to a total net credit risk value of R$584,987 thousand (R$765,888 thousand in 2016), with an effect on the calculation of required shareholders’ equity of R$49,162 thousand (R$11,977 thousand in 2016). The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$195 thousand (R$(1,067) thousand in 2016). There were no credit events, as defined in the agreements, during the period.

f)    Cash flow hedge

On December 31, 2017, Bradesco maintained cash flow hedges consisting of: (i) accounting hedge, with the objective of protecting the cash flow of interest income from securities investments, related to the risk of DI interest rates, using of DI Futures contracts at B3, without the amount of R$ 16,030,487 thousand (2016 - R$ 21,502,218 thousand), with a hedge of DI securities, without amount of R$ 14,708,544 thousand (2016 - R$ 21,476,571 thousand), with the maturity between 2018 and 2019, making the cash flow prefixed. The adjustment to tourist market, registered in the shareholders' equity, of R$ 40,060 thousand (2016 - R$ 43,190 thousand), net of tax effects was R$ 24,036 thousand (2016 - R$ 25,914 thousand); (ii) accounting hedge, with the objective of protecting / cash flow from interest payments on capitalizations, referring to the risk of DI interest rates by using DI Futuro contracts in B3, without R$ 6,769,997 thousand, with the object of hedge as funds referenced to the DI, without amount of R$ 6,671,048 thousand in terms of maturities between 2018 and 2020, making the cash flow prefixed. The adjustment to market, recorded in shareholders' equity, of R$ (84,044) thousand, net of tax effects was R$ (50,426) thousand; and (iii) accounting hedge, aiming at hedging the exchange variation on future cash flows, whose functional currency is other than Reais, using Forward contracts, in the amount of R$1,110,888 thousand, with the purpose of hedging the investment abroad denominated MXN (Mexican Peso), in the amount of R$ 582,567 thousand. The mark-to-market adjustment these operations, recorded in shareholders' equity was R$ (59,739) thousand, net of tax effects was R$ (35,843) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

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Notes to the Consolidated Financial Statements

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Years ended December 31 - R$ thousand
	2017	2016
Fixed income securities (1)	21,667,219	21,262,919
Interbank investments (Note 6b)	18,356,673	22,786,659
Equity securities (2)	1,245,755	(215,928)
Subtotal	41,269,647	43,833,650
Income from insurance, pension plans and capitalization bonds (3)	28,345,353	33,140,993
Income from derivative financial instruments (Note 7d V)	(1,232,602)	7,019,958
Total	68,382,398	83,994,601

(1) In the year ended December 31, 2017, includes impairment losses on financial assets (basically debentures), in the amount of R$2,487,725 thousand (R$1,236,307 thousand in 2016);

(2) In the year ended December 31, 2017, includes impairment losses of shares, in the amount of R$29,453 thousand (R$108,294 thousand in 2016); and

(3) In the year ended December 31, 2016, includes impairment losses of shares in the amount of R$27,887 thousand.

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2017	2016
Compulsory deposit – demand deposits	not remunerated	4,415,702	7,266,416
Compulsory deposit – savings deposits	savings index	24,672,508	19,164,904
Compulsory deposit – time deposits	Selic rate	37,579,791	16,798,087
Requirement rural loans funds	not remunerated	46,225	-
Additional compulsory deposit – savings deposits	Selic rate	-	5,245,387
Additional compulsory deposit – time deposits	Selic rate	-	9,561,737
Reserve requirement – SFH	TR + interest rate	1,217,337	792,642
Total		67,931,563	58,829,173

For more information on compulsory deposits see Note 34.

b)   Revenue from reserve requirement

	Years ended December 31 - R$ thousand
	2017	2016
Reserve requirement – Bacen (Compulsory deposit)	4,881,319	5,667,516
Reserve requirement – SFH	54,142	50,043
Total	4,935,461	5,717,559

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Notes to the Consolidated Financial Statements

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (A)	% (5)	Total in 2016 (A)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,482,343	12,138,517	7,838,174	20,029,336	23,289,870	67,854,743	149,632,983	35.4	156,632,180	36.0
Financing	4,024,515	3,638,741	3,654,008	10,517,512	15,723,516	85,935,002	123,493,294	29.2	131,446,693	30.2
Agricultural and agribusiness loans	570,377	886,876	585,656	2,450,652	7,937,673	7,503,471	19,934,705	4.7	20,858,368	4.8
Subtotal	23,077,235	16,664,134	12,077,838	32,997,500	46,951,059	161,293,216	293,060,982	69.3	308,937,241	71.0
Leases	141,597	104,789	95,796	270,270	417,250	1,091,124	2,120,826	0.5	2,557,174	0.6
Advances on foreign exchange contracts (2)	2,211,542	1,665,958	1,311,550	2,639,256	1,491,562	-	9,319,868	2.2	9,103,990	2.1
Subtotal	25,430,374	18,434,881	13,485,184	35,907,026	48,859,871	162,384,340	304,501,676	72.0	320,598,405	73.7
Other receivables (3)	13,907,181	8,421,358	2,738,008	5,119,461	4,570,676	1,008,485	35,765,169	8.5	33,625,262	7.7
Total loans	39,337,555	26,856,239	16,223,192	41,026,487	53,430,547	163,392,825	340,266,845	80.5	354,223,667	81.4
Sureties and guarantees (4)	3,373,203	4,325,455	1,643,121	5,549,049	9,227,478	54,749,041	78,867,347	18.6	78,947,801	18.1
Loan assignment - real estate receivables certificate	36,666	36,665	36,663	105,518	157,475	529,442	902,429	0.2	1,033,748	0.2
Acquisition of credit card receivables	1,225,434	445,193	200,286	554,772	242,668	-	2,668,353	0.6	775,851	0.2
Loans available for import (4)	90,278	48,555	33,686	84,621	37,089	-	294,229	0.1	329,015	0.1
Confirmed exports loans (4)	20,227	192	-	-	42,118	-	62,537	-	66,249	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	76,984	76,984	-	81,653	-
Total in 2017	44,083,363	31,712,299	18,136,948	47,320,447	63,137,375	218,748,292	423,138,724	100.0
Total in 2016	45,040,924	29,129,520	21,737,588	49,130,726	71,395,370	219,023,856			435,457,984	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2017 (B)	% (5)	Total in 2016 (B)	% (5)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,335,660	1,090,159	898,931	2,399,563	4,107,560	9,831,873	83.6	13,641,584	77.5
Financing	297,242	232,036	151,553	294,366	210,412	1,185,609	10.1	1,655,228	9.4
Agricultural and agribusiness loans	42,060	45,943	102,603	119,687	50,894	361,187	3.1	486,009	2.8
Subtotal	1,674,962	1,368,138	1,153,087	2,813,616	4,368,866	11,378,669	96.8	15,782,821	89.7
Leases	6,009	5,338	4,024	8,555	7,249	31,175	0.3	55,376	0.3
Advances on foreign exchange contracts (2)	6,061	2,571	9,104	27,686	65,114	110,536	0.9	121,843	0.7
Subtotal	1,687,032	1,376,047	1,166,215	2,849,857	4,441,229	11,520,380	98.0	15,960,040	90.7
Other receivables (3)	23,237	14,259	12,198	110,566	75,668	235,928	2.0	1,637,981	9.3
Total in 2017	1,710,269	1,390,306	1,178,413	2,960,423	4,516,897	11,756,308	100.0
Total in 2016	3,317,010	2,195,901	1,777,513	4,370,256	5,937,341			17,598,021	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (C)	% (5)	Total in 2016 (C)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	709,307	620,413	644,694	1,329,608	1,969,808	5,507,349	10,781,179	61.7	12,935,705	65.4
Financing	232,435	209,094	189,272	586,311	861,286	4,147,154	6,225,552	35.7	6,275,304	31.8
Agricultural and agribusiness loans	1,366	1,511	2,657	12,916	122,099	151,259	291,808	1.7	326,609	1.7
Subtotal	943,108	831,018	836,623	1,928,835	2,953,193	9,805,762	17,298,539	99.1	19,537,618	98.9
Leases	5,486	5,514	6,269	14,497	25,643	40,449	97,858	0.6	170,806	0.9
Subtotal	948,594	836,532	842,892	1,943,332	2,978,836	9,846,211	17,396,397	99.7	19,708,424	99.8
Other receivables (3)	4,199	3,714	3,201	7,473	10,092	22,186	50,865	0.3	41,479	0.2
Total in 2017	952,793	840,246	846,093	1,950,805	2,988,928	9,868,397	17,447,262	100.0
Total in 2016	1,219,512	1,076,990	918,776	2,390,481	3,726,104	10,418,040			19,749,903	100.0

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Total
	Total in 2017 (A+B+C)	% (5)	Total in 2016(A+B+C)	% (5)
Discounted trade receivables and loans (1)	170,246,035	37.6	183,209,469	38.6
Financing	130,904,455	28.9	139,377,225	29.5
Agricultural and agribusiness loans	20,587,700	4.6	21,670,986	4.6
Subtotal	321,738,190	71.1	344,257,680	72.7
Leases	2,249,859	0.5	2,783,356	0.6
Advances on foreign exchange contracts (2) (Note 10a)	9,430,404	2.1	9,225,833	2.0
Subtotal	333,418,453	73.7	356,266,869	75.3
Other receivables (3)	36,051,962	8.0	35,304,722	7.5
Total loans	369,470,415	81.7	391,571,591	82.8
Sureties and guarantees (4)	78,867,347	17.4	78,947,801	16.7
Loan assignment - real estate receivables certificate	902,429	0.2	1,033,748	0.2
Acquisition of credit card receivables	2,668,353	0.6	775,851	0.2
Loans available for import (4)	294,229	0.1	329,015	0.1
Confirmed exports loans (4)	62,537	-	66,249	-
Co-obligation from assignment of rural loan (4)	76,984	-	81,653	-
Total in 2017	452,342,294	100.0
Total in 2016			472,805,908	100.0

(1) Including credit card loans and advances on credit card receivables of R$15,344,607 thousand (R$17,346,771 thousand in 2016);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$26,109,733 thousand (R$25,523,747 thousand in 2016);
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Discounted trade receivables and loans	21,461,569	76,439,519	13,070,800	23,985,621	9,232,717	4,448,259	3,526,991	2,336,615	15,743,944	170,246,035	46.1	183,209,469	46.8
Financing	77,618,837	19,212,768	16,802,047	8,510,510	2,647,229	2,605,381	583,338	316,466	2,607,879	130,904,455	35.4	139,377,225	35.6
Agricultural and agribusiness loans	6,833,582	4,754,076	6,208,981	1,716,881	581,395	190,504	47,165	64,183	190,933	20,587,700	5.6	21,670,986	5.5
Subtotal	105,913,988	100,406,363	36,081,828	34,213,012	12,461,341	7,244,144	4,157,494	2,717,264	18,542,756	321,738,190	87.1	344,257,680	87.9
Leases	310,102	431,807	1,272,201	49,059	31,268	34,381	11,811	4,593	104,637	2,249,859	0.6	2,783,356	0.7
Advances on foreign exchange contracts (2)	3,039,380	1,773,809	1,763,696	2,083,591	195,912	274,174	3,220	164,259	132,363	9,430,404	2.5	9,225,833	2.4
Subtotal	109,263,470	102,611,979	39,117,725	36,345,662	12,688,521	7,552,699	4,172,525	2,886,116	18,779,756	333,418,453	90.2	356,266,869	91.0
Other receivables	4,959,043	23,658,703	2,750,582	3,477,157	234,177	96,199	91,489	66,419	718,193	36,051,962	9.8	35,304,722	9.0
Total in 2017	114,222,513	126,270,682	41,868,307	39,822,819	12,922,698	7,648,898	4,264,014	2,952,535	19,497,949	369,470,415	100.0
%	30.9	34.2	11.3	10.8	3.5	2.1	1.1	0.8	5.3	100.0
Total in 2016	129,069,905	128,284,641	46,149,209	38,180,809	13,158,225	6,237,302	3,751,890	3,091,795	23,647,815			391,571,591	100.0
%	32.9	32.8	11.8	9.7	3.4	1.6	1.0	0.8	6.0			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 10a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	-	-	1,164,057	3,245,341	2,213,484	1,991,846	1,834,724	999,886	5,997,924	17,447,262	100.0	19,749,903	100.0
1 to 30	-	-	132,808	175,038	107,348	76,620	64,891	84,001	312,087	952,793	5.5	1,219,512	6.2
31 to 60	-	-	106,099	172,126	98,675	65,108	62,683	47,133	288,422	840,246	4.8	1,076,990	5.5
61 to 90	-	-	81,918	116,298	92,245	58,616	54,299	40,232	402,485	846,093	4.8	918,776	4.7
91 to 180	-	-	161,476	291,256	261,002	167,301	217,302	113,737	738,731	1,950,805	11.2	2,390,481	12.1
181 to 360	-	-	237,381	522,951	386,167	292,224	257,357	187,089	1,105,759	2,988,928	17.1	3,726,104	18.9
More than 360	-	-	444,375	1,967,672	1,268,047	1,331,977	1,178,192	527,694	3,150,440	9,868,397	56.6	10,418,040	52.6
Past-due installments (2)	-	-	366,158	880,717	901,220	955,634	1,017,002	885,430	6,750,147	11,756,308	100.0	17,598,021	100.0
1 to 14	-	-	10,854	126,767	94,139	93,589	123,248	25,460	198,582	672,639	5.7	812,981	4.6
15 to 30	-	-	347,876	240,306	106,603	65,250	33,893	30,881	212,821	1,037,630	8.8	2,504,029	14.2
31 to 60	-	-	7,428	494,411	181,088	133,654	72,744	53,450	447,531	1,390,306	11.9	2,195,901	12.5
61 to 90	-	-	-	15,023	493,936	154,957	92,517	60,570	361,410	1,178,413	10.0	1,777,513	10.1
91 to 180	-	-	-	4,210	25,454	494,697	590,294	681,709	1,164,059	2,960,423	25.2	4,370,256	24.8
181 to 360	-	-	-	-	-	13,487	104,306	33,360	4,209,678	4,360,831	37.1	5,724,510	32.6
More than 360	-	-	-	-	-	-	-	-	156,066	156,066	1.3	212,831	1.2
Subtotal	-	-	1,530,215	4,126,058	3,114,704	2,947,480	2,851,726	1,885,316	12,748,071	29,203,570		37,347,924
Specific provision	-	-	15,303	123,782	311,470	884,244	1,425,863	1,319,721	12,748,071	16,828,454		22,386,423

(1) Percentage of maturities by installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

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Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	114,222,513	126,270,682	40,338,092	35,696,761	9,807,994	4,701,418	1,412,288	1,067,219	6,749,878	340,266,845	100.0	354,223,667	100.0
1 to 30	7,850,228	19,694,981	3,498,540	4,691,671	1,657,749	618,975	251,410	260,907	813,094	39,337,555	11.6	40,196,019	11.3
31 to 60	6,109,886	12,858,573	2,660,230	3,607,394	304,647	604,759	51,162	42,214	617,374	26,856,239	7.9	27,216,211	7.7
61 to 90	3,375,062	7,576,573	1,740,763	2,888,935	227,732	85,864	34,679	26,850	266,734	16,223,192	4.8	20,364,084	5.7
91 to 180	12,208,394	15,769,621	4,653,235	5,889,533	1,235,705	486,462	116,373	118,034	549,130	41,026,487	12.0	42,831,742	12.1
181 to 360	15,861,092	21,283,235	6,442,082	6,351,069	1,676,586	535,867	153,592	341,309	785,715	53,430,547	15.7	55,357,425	15.6
More than 360	68,817,851	49,087,699	21,343,242	12,268,159	4,705,575	2,369,491	805,072	277,905	3,717,831	163,392,825	48.0	168,258,186	47.6
Generic provision	-	631,353	403,380	1,070,903	980,800	1,410,425	706,144	747,053	6,749,878	12,699,936		10,737,580
Total in 2017 (2)	114,222,513	126,270,682	41,868,307	39,822,819	12,922,698	7,648,898	4,264,014	2,952,535	19,497,949	369,470,415
Existing provision	-	712,568	458,716	1,336,231	1,902,674	5,464,736	4,118,336	2,932,657	19,497,949	36,423,867
Minimum required provision	-	631,353	418,683	1,194,685	1,292,270	2,294,669	2,132,007	2,066,774	19,497,949	29,528,390
Excess provision (3)	-	81,215	40,033	141,546	610,404	3,170,067	1,986,329	865,883	-	6,895,477
Total in 2016 (2)	129,069,905	128,284,641	46,149,209	38,180,809	13,158,225	6,237,302	3,751,890	3,091,795	23,647,815			391,571,591
Existing provision	-	833,582	1,001,045	2,436,724	3,924,930	3,075,705	2,617,992	3,076,561	23,647,815			40,614,354
Minimum required provision	-	641,555	461,492	1,145,424	1,316,324	1,871,191	1,875,945	2,164,257	23,647,815			33,124,003
Excess provision (4)	-	192,027	539,553	1,291,300	2,608,606	1,204,514	742,047	912,304	-			7,490,351

(1) Percentage of maturities by installment;
(2) The total includes performing loans of R$340,266,845 thousand (R$354,223,667 thousand in 2016) and non-performing loans of R$29,203,570 thousand (R$37,347,924 thousand in 2016);
(3) Up to December 31, 2016, the excess provision was allocated prioritizing the operations with higher risk ratings, limited to the minimum percentage of provisioning of the subsequent rating. As of January 2017, the allocation of the excess provision will prioritize the operations that are in the higher risk ratings, limited to 100% of the risk value; and
(4) Up to December 31, 2016, included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand on December 31, 2016. Pursuant to Resolution No. 4,512/16, in January 2017, the amount of R$604,623 thousand was allocated to a specific account in “Other Liabilities – Sundry” (Note 19b).

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Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On December 31 - R$ thousand
	2017	% (1)	2016	% (1)
Largest borrower	9,410,382	2.5	8,813,581	2.3
10 largest borrowers	30,628,439	8.3	33,142,835	8.5
20 largest borrowers	45,506,149	12.3	49,304,501	12.6
50 largest borrowers	66,362,206	17.9	72,750,721	18.6
100 largest borrowers	82,897,313	22.4	90,181,624	23.0

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On December 31 - R$ thousand
	2017	%	2016	%
Public sector	9,676,927	2.6	8,813,581	2.3
Oil, derivatives and aggregate activities	9,410,382	2.5	8,813,581	2.3
Production and distribution of electricity	1,322	-	-	-
Other industries	265,223	0.1	-	-
Private sector	359,793,488	97.4	382,758,010	97.7
Companies	185,805,095	50.3	212,332,344	54.2
Real estate and construction activities	29,383,442	8.0	33,888,418	8.7
Retail	23,935,638	6.5	25,346,471	6.5
Services	17,996,533	4.9	18,172,147	4.6
Transportation and concession	14,190,284	3.8	17,044,780	4.4
Automotive	10,014,454	2.7	13,148,526	3.4
Food products	8,866,028	2.4	10,870,635	2.8
Wholesale	9,045,916	2.4	10,704,646	2.7
Production and distribution of electricity	7,360,804	2.0	8,255,265	2.1
Iron and steel industry	7,001,290	1.9	7,800,237	2.0
Sugar and alcohol	7,042,811	1.9	7,514,693	1.9
Holding	3,539,364	1.0	4,638,722	1.2
Capital goods	3,740,520	1.0	4,970,650	1.3
Pulp and paper	3,358,341	0.9	4,445,309	1.1
Chemical	3,464,871	0.9	4,200,034	1.1
Cooperative	3,007,516	0.8	3,488,483	0.9
Financial	2,988,105	0.8	3,539,961	0.9
Leisure and tourism	2,570,126	0.7	3,252,293	0.8
Textiles	1,848,748	0.5	2,408,685	0.6
Agriculture	1,870,938	0.5	1,906,648	0.5
Oil, derivatives and aggregate activities	1,787,235	0.5	2,493,798	0.6
Other industries	22,792,131	6.2	24,241,943	6.2
Individuals	173,988,393	47.1	170,425,666	43.5
Total	369,470,415	100.0	391,571,591	100.0

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Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2017 YTD (2)	% 2016 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	114,222,513	114,222,513	30.9	30.9	32.9
A	-	-	-	126,270,682	126,270,682	34.2	65.1	65.7
B	366,158	1,164,057	1,530,215	40,338,092	41,868,307	11.3	76.4	77.5
C	880,717	3,245,341	4,126,058	35,696,761	39,822,819	10.8	87.2	87.2
Subtotal	1,246,875	4,409,398	5,656,273	316,528,048	322,184,321	87.2
D	901,220	2,213,484	3,114,704	9,807,994	12,922,698	3.5	90.7	90.6
E	955,634	1,991,846	2,947,480	4,701,418	7,648,898	2.1	92.8	92.2
F	1,017,002	1,834,724	2,851,726	1,412,288	4,264,014	1.1	93.9	93.2
G	885,430	999,886	1,885,316	1,067,219	2,952,535	0.8	94.7	94.0
H	6,750,147	5,997,924	12,748,071	6,749,878	19,497,949	5.3	100.0	100.0
Subtotal	10,509,433	13,037,864	23,547,297	23,738,797	47,286,094	12.8
Total in 2017	11,756,308	17,447,262	29,203,570	340,266,845	369,470,415	100.0
%	3.2	4.7	7.9	92.1	100.0
Total in 2016	17,598,021	19,749,903	37,347,924	354,223,667	391,571,591
%	4.5	5.0	9.5	90.5	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess provision (2)	Existing	% 2017 YTD (1)	% 2016 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	631,353	631,353	81,215	712,568	0.6	0.6
B	1.0	3,662	11,641	15,303	403,380	418,683	40,033	458,716	1.1	2.2
C	3.0	26,422	97,360	123,782	1,070,903	1,194,685	141,546	1,336,231	3.4	6.4
Subtotal		30,084	109,001	139,085	2,105,636	2,244,721	262,794	2,507,515	0.8	1.3
D	10.0	90,122	221,348	311,470	980,800	1,292,270	610,404	1,902,674	14.7	29.8
E	30.0	286,690	597,554	884,244	1,410,425	2,294,669	3,170,067	5,464,736	71.4	49.3
F	50.0	508,501	917,362	1,425,863	706,144	2,132,007	1,986,329	4,118,336	96.6	69.8
G	70.0	619,801	699,920	1,319,721	747,053	2,066,774	865,883	2,932,657	99.3	99.5
H	100.0	6,750,147	5,997,924	12,748,071	6,749,878	19,497,949	-	19,497,949	100.0	100.0
Subtotal		8,255,261	8,434,108	16,689,369	10,594,300	27,283,669	6,632,683	33,916,352	71.7	72.9
Total in 2017		8,285,345	8,543,109	16,828,454	12,699,936	29,528,390	6,895,477	36,423,867	9.9
%		22.7	23.5	46.2	34.9	81.1	18.9	100.0
Total in 2016		12,793,604	9,592,819	22,386,423	10,737,580	33,124,003	7,490,351	40,614,354		10.4
%		31.5	23.6	55.1	26.5	81.6	18.4	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk; and
(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand on December 31, 2016. Pursuant to Resolution No. 4,512/16, in January 2017, the amount of R$604,623 thousand was allocated to a specific account in “Other Liabilities - Sundry” (Note 19b).

Bradesco  153

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Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	Years ended December 31 - R$ thousand
	2017	2016
- Specific provision (1)	22,386,423	14,196,821
- Generic provision (2)	10,737,580	8,811,051
- Excess provision (3) (4)	7,490,351	6,408,728
- Loans	4,429,361	5,714,544
- Guarantees provided (4)	3,060,990	694,184
Opening balance on December 31	40,614,354	29,416,600
Accounting for allowance for loan losses (5)	25,084,259	24,166,364
Accounting for/reversal of provisions for guarantees provided (4)	(3,060,990)	2,366,806
Net write-offs/other	(26,213,756)	(22,608,729)
Balance originating from an acquired institution (6)	-	7,273,313
Closing balance on December 31	36,423,867	40,614,354
- Specific provision (1)	16,828,454	22,386,423
- Generic provision (2)	12,699,936	10,737,580
- Excess provision (3)	6,895,477	7,490,351
- Loans	6,895,477	4,429,361
- Guarantees provided (4)	-	3,060,990

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 9f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 19b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision - Loans”;
(5) Includes, on December 31, 2017, the formation of allowance for loan losses, in the amount of R$2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item; and

(6) Represented by HSBC Brasil (Note 34f).

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Years ended December 31 - R$ thousand
	2017	2016
Amount recognized (1) (2)	22,627,892	26,533,170
Amount recovered (3) (4)	(7,034,857)	(5,507,507)
Allowance for Loan Losses expense net of amounts recovered	15,593,035	21,025,663

(1) In the year ended December 31, 2017, includes the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of ALL “excess provision”;
(2) In the year ended December 31, 2017, it refers to the formation of allowance for loan losses, in the amount of R$25,084,259 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 9g);

(3) Classified in income from loans (Note 9j); and
(4) In the year ended December 31, 2017, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$7,866,440 thousand, whose sale value was R$88,226 thousand.

i)    Changes in the renegotiated portfolio

	On December 31 - R$ thousand
	2017	2016
Opening balance on December 31	17,501,423	12,728,723
Amount renegotiated	16,185,863	18,777,814
Amount received	(10,108,040)	(8,997,802)
Write-offs	(6,395,377)	(5,007,312)
Closing balance on December 31	17,183,869	17,501,423
Allowance for loan losses	13,146,472	11,975,490
Percentage on renegotiated portfolio	76.5%	68.4%

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Notes to the Consolidated Financial Statements

j)    Income from loans and leases

	Years ended December 31 - R$ thousand
	2017	2016
Discounted trade receivables and loans	47,484,571	50,882,174
Financing	16,451,085	17,106,534
Agricultural and agribusiness loans	1,706,809	1,849,249
Subtotal	65,642,465	69,837,957
Recovery of credits charged-off as losses	7,034,857	5,507,507
Subtotal	72,677,322	75,345,464
Leases, net of expenses	270,647	379,628
Total	72,947,969	75,725,092

10)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2017	2016
Assets – other receivables
Exchange purchases pending settlement	13,631,206	11,356,891
Foreign exchange and forward documents in foreign currencies	8,185	-
Exchange sale receivables	3,816,306	6,273,733
(-) Advances in domestic currency received	(176,370)	(174,803)
Income receivable on advances granted	190,273	165,089
Total	17,469,600	17,620,910
Liabilities – other liabilities
Exchange sales pending settlement	3,854,054	6,132,249
Exchange purchase payables	13,228,153	11,836,211
(-) Advances on foreign exchange contracts	(9,430,404)	(9,225,833)
Other	2,822	6,831
Total	7,654,625	8,749,458
Net foreign exchange portfolio	9,814,975	8,871,452
Off-balance-sheet accounts:
- Loans available for import	294,229	329,015
- Confirmed exports loans	62,537	66,249

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Years ended December 31 - R$ thousand
	2017	2016
Foreign exchange income	2,286,446	(2,996,375)
Adjustments:
- Income on foreign currency financing (1)	151,836	185,027
- Income on export financing (1)	2,080,324	2,401,110
- Income on foreign investments (2)	33,191	18,790
- Expenses of liabilities with foreign bankers (3) (Note 16c)	(1,089,448)	(152,497)
- Funding expenses (4)	(1,628,839)	(1,772,847)
- Other (5)	(36,576)	4,342,460
Total adjustments	(489,512)	5,022,043
Adjusted foreign exchange income	1,796,934	2,025,668

(1) Recognized in “Income from loans”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

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b)   Sundry

	On December 31 - R$ thousand
	2017	2016
Deferred tax assets (Note 33c)	52,396,820	50,955,601
Credit card operations	28,778,086	26,299,598
Debtors for escrow deposits	17,840,698	16,372,044
Trade and credit receivables (1)	9,780,285	9,156,328
Prepaid taxes	10,524,575	7,739,326
Other debtors	4,070,288	3,110,113
Payments to be reimbursed	713,828	594,231
Receivables from sale of assets	191,152	119,688
Other	840,233	554,656
Total	125,135,965	114,901,585

(1) Primarily includes receivables from the acquisition of financial assets from loans and advances on receivables.

11)    OTHER ASSETS

a)   Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2017	2016
Real estate	1,582,060	(331,680)	1,250,380	1,262,126
Vehicles and similar	612,661	(349,887)	262,774	308,357
Goods subject to special conditions	675,883	(675,883)	-	-
Inventories/warehouse	23,336	-	23,336	32,491
Machinery and equipment	14,262	(12,225)	2,037	5,529
Other	25,006	(19,224)	5,782	2,954
Total in 2017	2,933,208	(1,388,899)	1,544,309
Total in 2016	2,868,138	(1,256,681)		1,611,457

b)   Prepaid expenses

	On December 31 - R$ thousand
	2017	2016
Deferred insurance acquisition costs (1)	1,127,904	1,828,567
Commission on the placement of loans and financing (2)	406,722	590,524
Advertising and marketing expenses (3)	129,284	54,898
Other (4)	1,057,521	1,191,141
Total	2,721,431	3,665,130

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

12)    INVESTMENTS

a)   Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On December 31 - R$ thousand
	2017	2016
- Cielo S.A.	4,364,415	3,899,567
- Elo Participações S.A.	1,048,664	920,724
- Fleury S.A.	692,380	651,906
- IRB-Brasil Resseguros S.A. (Note 34h)	543,025	662,461
- Swiss Re Corporate Solutions Brasil (Note 34g)	463,400	-
- Aquarius Participações S.A.	263,630	263,632
- Haitong Banco de Investimento do Brasil S.A.	105,649	127,922
- Others (1)	393,253	362,841
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,874,416	6,889,053
- Tax incentives	234,717	234,194
- Other investments	168,189	169,377
Provision for:
- Tax incentives	(207,933)	(207,411)
- Other investments	(46,802)	(46,819)
Total investments	8,022,587	7,038,394

(1) In 2017, impairment losses were recorded under “Associates and Jointly Controlled Companies” in amount of R$31,868 thousand (R$37,122 thousand in 2016).

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b)    The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Share of profit (loss) of unconsolidated and jointly controlled companies”, and corresponded in 2017, to R$1,505,270 thousand (R$1,665,170 thousand in 2016).

Companies	Years ended December 31 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			Ordinary (ON)	Preferential (PN)			2017	2016
- Elo Participações S.A. (2)	930,000	2,096,909	372	-	50.01%	322,276	161,170	197,557
- Aquarius Participações S.A.	518,592	538,020	254,110	-	49.00%	236,878	116,070	73,640
- Haitong Banco de Investimento do Brasil S.A.	420,000	528,245	12,734	12,734	20.00%	(113,185)	(22,637)	1,596
- Others (3)							1,250,667	1,392,377
Share of profit (loss) of unconsolidated and jointly controlled companies							1,505,270	1,665,170

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies; and
(3) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A.).

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13)    PREMISES AND EQUIPMENT

	On December 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2017	2016
Property and equipment: (1)
- Buildings	4%	1,790,762	(636,126)	1,154,636	1,196,768
- Land	-	810,399	-	810,399	855,214
Facilities, furniture and premises and equipment	10%	5,214,552	(2,650,185)	2,564,367	2,729,170
Security and communication systems	10%	349,228	(213,879)	135,349	132,970
Data processing systems (1)	20 to 40%	7,382,493	(4,560,171)	2,822,322	2,618,636
Transportation systems (1)	10 to 20%	86,705	(48,246)	38,459	46,605
Fixed Assets in course	-	219,117	-	219,117	143,275
Total in 2017		15,853,256	(8,108,607)	7,744,649
Total in 2016		14,935,282	(7,212,644)		7,722,638

(1) In 2017, impairment losses were recorded under “Premises and equipment” and “Data processing systems” in the amount of R$52,450 thousand (R$32,977 thousand in 2016, primarily, under the “Data processing systems” and “Transportation systems”).

The fixed assets to shareholders’ equity ratio is 43.4% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

14)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$9,193,886 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,835,345 thousand recognized in ‘Permanent Assets – Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re), which will be amortized as realized; and (ii) R$7,358,541 thousand arose from the acquisition of shares of subsidiaries/shared control, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

During the year ended December 31, 2017, goodwill was amortized totaling R$2,460,210 thousand (R$897,494 thousand in 2016) (Note 28).

b)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2017	2016
Acquisition of financial services rights	Contract	6,702,001	(2,650,103)	4,051,898	2,503,457
Software (2)	20%	11,448,999	(7,658,581)	3,790,418	3,945,244
Goodwill (3)	Up to 20%	11,476,748	(4,118,207)	7,358,541	9,845,495
Other	Contract	81,432	(48,439)	32,993	44,589
Total in 2017		29,709,180	(14,475,330)	15,233,850
Total in 2016		28,563,084	(12,224,299)		16,338,785

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On December 31, 2017, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$600,121 thousand, Odontoprev - R$85,576 thousand, Bradescard Mexico - R$16,837 thousand, Europ Assistance - R$3,434 thousand, Bradesco BBI S.A. - R$112,749 thousand; and Kirton Bank - R$6,552,361 thousand.

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c)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Opening balance	Additions / (reductions) (2)	Amortization for the period	Closing balance
Acquisition of financial services rights	2,503,457	2,549,335	(1,000,894)	4,051,898
Software	3,945,244	1,172,630	(1,327,456)	3,790,418
Goodwill – Future profitability (1)	4,763,606	-	(1,002,194)	3,761,412
Goodwill – Based on intangible assets and other reasons (1)	3,481,962	-	(933,550)	2,548,412
Goodwill – Difference in fair value of assets/liabilities (1)	1,599,927	(26,744)	(524,466)	1,048,717
Other	44,589	(8,940)	(2,656)	32,993
Total in 2017	16,338,785	3,686,281	(4,791,216)	15,233,850
Total in 2016	17,279,706	2,129,067	(3,069,988)	16,338,785

(1) It takes into account the effects of the final report on purchase price allocation (“PPA”) from the acquisition of HSBC Brasil; and       (2) Includes, in the year ended December 31, 2017, expenses based on impairment of assets  in the amount of R$57,427 thousand (R$212,374 thousand in 2016).

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15)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
● Demand deposits (1)	34,088,616	-	-	-	34,088,616	33,420,111
● Savings deposits (1)	103,332,697	-	-	-	103,332,697	97,088,828
● Interbank deposits	262,873	203,511	1,232,491	469,750	2,168,625	588,872
● Time deposits (2)	6,134,701	11,400,607	10,531,633	97,550,483	125,617,424	103,137,867
Total in 2017	143,818,887	11,604,118	11,764,124	98,020,233	265,207,362
%	54.2	4.4	4.4	37.0	100.0
Total in 2016	138,447,935	15,556,399	9,463,928	70,767,416		234,235,678
%	59.2	6.6	4.0	30.2		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Own portfolio	62,011,662	13,168,048	19,699,619	6,120,732	101,000,061	146,919,947
● Government securities	47,794,891	195,515	78,403	643	48,069,452	53,388,744
● Debentures of own issuance	6,752,902	12,566,243	19,588,477	5,673,618	44,581,240	86,278,320
● Foreign	7,463,869	406,290	32,739	446,471	8,349,369	7,252,883
Third-party portfolio (1)	123,753,860	-	-	-	123,753,860	86,117,804
Unrestricted portfolio (1)	6,162,512	2,551,111	-	-	8,713,623	8,941,180
Total in 2017	191,928,034	15,719,159	19,699,619	6,120,732	233,467,544
%	82.3	6.7	8.4	2.6	100.0
Total in 2016	157,475,125	48,696,972	7,627,058	28,179,776		241,978,931
%	65.1	20.1	3.2	11.6		100.0

(1)  Represented by government securities.

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c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Securities – Brazil:
- Financial bills	2,417,440	17,706,909	32,182,136	41,263,656	93,570,141	108,475,206
- Letters of credit for real estate	504,511	9,664,281	10,421,003	6,431,116	27,020,911	26,955,574
- Letters of credit for agribusiness	431,884	3,418,392	5,212,658	1,910,748	10,973,682	9,116,292
Subtotal	3,353,835	30,789,582	47,815,797	49,605,520	131,564,734	144,547,072
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	10,437	392,234	502,501	1,559,007	2,464,179	3,058,130
- MTN Program Issues (1)	2,821	28,500	34,212	569,016	634,549	2,785,654
- Issuance costs	-	-	-	(20,639)	(20,639)	(28,666)
Subtotal	13,258	420,734	536,713	2,107,384	3,078,089	5,815,118
Structured Operations Certificates	4,339	71,999	100,786	191,361	368,485	445,168
Total in 2017	3,371,432	31,282,315	48,453,296	51,904,265	135,011,308
%	2.5	23.2	35.9	38.4	100.0
Total in 2016	7,214,114	45,214,850	40,003,764	58,374,630		150,807,358
%	4.8	30.0	26.5	38.7		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

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d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Years ended December 31 - R$ thousand
	2017	2016
Savings deposits	5,730,457	6,712,509
Time deposits	7,521,431	8,769,262
Securities sold under agreements to repurchase	24,248,326	26,796,681
Funds from issuance of securities	13,287,164	16,765,848
Subordinated debts (Note 18)	5,100,017	6,298,555
Other funding expenses	644,013	528,674
Subtotal	56,531,408	65,871,529
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	18,174,550	21,395,550
Total	74,705,958	87,267,079

16)    BORROWING AND ON-LENDING

a)   Borrowing

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil - Other Institutions	936	-	-	1,883	2,819	7,455
Overseas	3,055,389	8,979,714	5,242,846	1,240,945	18,518,894	22,157,960
Total in 2017	3,056,325	8,979,714	5,242,846	1,242,828	18,521,713
%	16.5	48.5	28.3	6.7	100.0
Total in 2016	3,312,176	9,876,176	6,620,203	2,356,860		22,165,415
%	14.9	44.6	29.9	10.6		100.0

b)   On-lending

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil	899,537	4,738,203	5,415,039	19,716,515	30,769,294	36,030,587
- FINAME	498,005	2,576,661	2,840,347	10,962,718	16,877,731	21,147,772
- BNDES	401,342	2,161,542	2,476,172	8,753,797	13,792,853	14,714,669
- National Treasury	-	-	97,200	-	97,200	166,565
- Other institutions	190	-	1,320	-	1,510	1,581
Total in 2017	899,537	4,738,203	5,415,039	19,716,515	30,769,294
%	2.9	15.4	17.6	64.1	100.0
Total in 2016	994,954	4,619,556	5,597,057	24,819,020		36,030,587
%	2.8	12.8	15.5	68.9		100.0

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Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	Years ended December 31 - R$ thousand
	2017	2016
Borrowing:
- In Brazil	457,400	827,124
- Overseas	1,194,691	(10,999,400)
- Exchange variation from assets and liabilities overseas	(236,292)	5,741,209
Subtotal borrowing	1,415,799	(4,431,067)
On-lending in Brazil:
- BNDES	1,130,511	1,032,792
- FINAME	708,242	661,503
- National Treasury	7,023	12,377
- Other institutions	55	131
On-lending overseas:
- Payables to foreign bankers (Note 10a)	1,089,448	152,497
- Other expenses with foreign on-lending	-	4,470
Subtotal on-lending	2,935,279	1,863,770
Total	4,351,078	(2,567,297)

17)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims. This agreement is pending approval by the Federal Supreme Court (STF).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-       PIS and COFINS – R$2,489,247 thousand (R$2,320,261 thousand in 2016): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-       IRPJ/CSLL on losses of credits – R$1,614,663 thousand (R$1,913,208 thousand in 2016): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$1,466,469 thousand (R$1,385,456 thousand in 2016): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-       INSS Autonomous Brokers – R$643,655 thousand (R$901,171 thousand in 2016): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-       INSS – Contribution to SAT – R$401,018 thousand (R$374,620 thousand in 2016): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

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In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

In 2017, the Organization adhered to the Special Tax Regularization Program (PERT), established by Provisional Measure (MP) No. 783/17, which provides for the settlement by means of payment and installment payment of its tax and social security obligations with the Brazilian Federal Revenue Service and the National Treasury Attorney-General’s Office (PGFN) of debts due up to April 30, 2017, resulting in a negative net effect of R$241,141 thousand in the result. On October 24, 2017, the MP No. 783/17 was converted into Law No. 1396/17 and was amended; however, no relevant impacts on the Organization.

In addition to this, also adhered to the Incentivized Installment Payment Program (PPI-SP), Law No. 16,680/17 in order to promote the settlement of debts regarding such law as to taxable events occurred up to December 31,2016, resulting in the net negative effect of R$61,814 thousand.

IV -   Provisions by nature

	On December 31 - R$ thousand
	2017	2016
Labor claims	5,554,796	5,101,732
Civil claims	5,346,563	5,003,440
Provision for tax risks	7,589,368	8,187,238
Total (1)	18,490,727	18,292,410

(1) Note 19b.

V -    Changes in provisions

	R$ thousand
	2017
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,238
Adjustment for inflation	637,263	484,447	500,719
Provisions, net of (reversals and write-offs)	1,002,559	830,642	(984,343)
Payments	(1,186,758)	(971,966)	(114,246)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368

(1) Mainly include legal obligations; and
(2) Includes, reversals of provisions relating to: (i) PIS proceeding, related to the offset of amounts unduly paid in the amount of R$268,729 thousand; (ii) IRPJ/CSLL on loan losses, in the amount of R$408,730 thousand; and (iii) Favorable decision in the process of social security contribution regarding the remuneration paid to accredited dentists (INSS Autonomous Brokers), in the amount of R$348,820 thousand.

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$6,264,741 thousand (R$5,894,504 thousand in 2016); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$4,902,151 thousand (R$3,999,185 thousand in 2016); c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,394,087 thousand (R$2,398,185 thousand in 2016) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$2,431,844 thousand (R$1,653,942 thousand in 2016); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,399,506 thousand (R$1,317,238 thousand in 2016); f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$969,713 thousand (R$760,436 thousand in 2016); and g) IRPJ and CSLL deficiency note, amounting to R$489,687 thousand (R$459,962 thousand in 2016) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

d)   Other matters

I -   On May 2016, the indictment of three members of Bradesco’s Board of Executive Officers was carried out by the Brazilian Federal Police under the so-called “Operation Zelotes.” In July 2016, the Public Prosecutor's Office filed charges against three members of the Board of Executive Officers and a former member of its Board of Directors that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for final allegations and the decision of the first degree court.

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpus to the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus, the 4th Panel of the aforementioned Court, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause. This procedure is under appeal to STJ (Superior Court of Justice). The same habeas corpus was extended to the former member of the Board of Directors, previously indicted.

Bradesco provided all the information requested to the competent regulatory bodies, in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

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Notes to the Consolidated Financial Statements

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss the process, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco, and on September 29, 2017, the Judge decided the following: (i) the Court partially upheld and rejected the termination request, limiting the proposed class to investors who purchased American Depositary Shares ("ADS") Bradesco between August 8, 2014 and July 27, 2016; and (ii) the Court granted to the Lead Plaintiff a 30-day term to present an addendum to the initial request. After said term, on October 30, 2017, the Lead Plaintiff informed the Judge that it will not present any amendments. Thus, the demand will lead to the discovery phase, so the limitation of the aforementioned class would be maintained. Given the current phase of the demand, it is not possible to perform a risk analysis and, besides, there are no elements to support the assessment of the amount of said risk.

II -  The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity – FIP Enseada, respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena.

The Company carried out a thorough evaluation of all aspects related to FIP ENSEADA, having referred to the Public Federal Ministry the Internal Inspection Report, without having noticed any deviation in the performance of its subsidiaries and their managers.

Nevertheless, on the recommendation of its legal advisors, it was considered appropriate to settle Fundação Petrobrás de Seguridade Social - PETROS, FUNCEF - Fundação dos Economiários Federais, and the Agência de Fomento do Estado do Amazonas S/A – AFEAM, investors of FIP Enseada, and with the Public Federal Ministry, - Work Group – “Operação Greenfield”, payment of the amounts invested, in the amount of approximately R$113 million, as a mean to avoid long discussions of judicial and administrative nature.

With payment made on December 11, 2017, the government securities given in guarantee were released under the judgment of the 10th. Federal Court of the Federal District, which had the aim of guarantee the payment of any civil damages sustained by institutional investors.

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Notes to the Consolidated Financial Statements

18)    SUBORDINATED DEBT

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2017	2016
In Brazil:
Subordinated CDB:
2019	10	20,000	62,303	56,200
Financial bills:
2017 (1)	6	8,630,999	-	11,075,463
2018	6	8,262,799	10,130,108	9,875,551
2019	6	21,858	36,139	33,402
2017 (1)	7	40,100	-	95,872
2018	7	141,050	316,757	293,357
2019	7	3,172,835	3,436,734	3,423,463
2020	7	1,700	2,801	2,612
2022	7	4,305,011	5,597,559	5,050,633
2023	7	1,359,452	1,699,872	1,522,243
2024 (2)	7	67,450	73,861	-
2018	8	50,000	119,417	112,038
2019	8	12,735	28,184	25,212
2020	8	28,556	54,383	49,498
2021	8	1,236	2,027	1,896
2023	8	1,706,846	2,265,488	2,015,625
2024	8	136,695	159,205	143,415
2025 (2)	8	6,193,653	6,624,611	-
2021	9	7,000	13,125	11,813
2024	9	4,924	6,611	5,806
2025	9	400,944	457,679	417,641
2021	10	19,200	40,429	37,191
2022	10	54,143	99,338	91,314
2023	10	688,064	1,070,085	1,011,423
2025	10	284,137	392,376	342,886
2026	10	361,196	438,776	392,886
2027 (2)	10	258,743	273,498	-
2026	11	3,400	4,271	4,001
2027	11	47,046	53,996	48,566
2028 (2)	11	74,764	77,079	-
Perpetual		5,000,000	5,004,967	5,015,870
Subtotal in Brazil			38,541,679	41,155,877
Overseas:
2019	10	1,333,575	2,523,797	2,486,489
2022	10	1,886,720	3,701,272	3,644,838
2021	11	2,766,650	5,425,738	5,341,661
Issuance costs on funding			(13,085)	(17,802)
Subtotal overseas			11,637,722	11,455,186
Total general (3) (4)			50,179,401	52,611,063

(1) Subordinated debt transactions that matured in 2017;
(2) New issues of financial letters, in 2017, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(3) It includes the amount of R$23,129,838 thousand (R$14,959,571 thousand in 2016), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(4) The information on results are presented on Note 15d, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

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Notes to the Consolidated Financial Statements

19)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2017	2016
Provision for deferred income tax (Note 33f)	4,562,687	3,277,050
Taxes and contributions on profit payable	2,416,345	2,130,286
Taxes and contributions payable	1,466,307	1,528,980
Total	8,445,339	6,936,316

b)   Sundry

	On December 31 - R$ thousand
	2017	2016
Credit card operations (1)	6,698,199	6,670,818
Civil, tax and labor provisions (Note 17b) (2)	18,490,727	18,292,410
Loan assignment obligations	8,454,076	8,761,827
Provision for payments	8,743,428	6,997,168
Sundry creditors	4,790,284	7,522,742
Liabilities for acquisition of assets and rights	1,480,777	1,452,568
Obligations by quotas of investment funds	1,510,229	326,466
Other (3)	4,853,957	5,849,875
Total	55,021,677	55,873,874

(1) According to Bacen Circular Letter No. 3,828/17, which changes the accounting in payment arrangements (Credit Card Transactions), in December 2017, part of these transactions were classified under "Interbank accounts" in the amount of R$19,464,867 thousand. For comparison purposes, the balances of prior periods were also reclassified in the amount of R$17,047,118 thousand;

(2) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and

(3) On December 31, 2017, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 9g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of December 31, 2017 were as follows: (i) R$1,232,093 thousand, referring to guarantees related to international trade of goods, with a provision of R$2,115 thousand; (ii) R$2,089,408 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$12,000 thousand; (iii) R$535,323 thousand, referring to guarantees related to the supply of goods, with a provision of R$48,159 thousand; (iv) R$31,961,448 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$306,159 thousand; and (v) R$43,049,075 thousand, referring to other bank guarantees, with a provision of R$446,968 thousand (Note 19b).

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Notes to the Consolidated Financial Statements

20)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On December 31 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Current and long-term liabilities
Mathematical reserve for unvested benefits	1,051,507	912,764	207,818,859	184,594,056	-	-	208,870,366	185,506,820
Mathematical reserve for vested benefits	265,727	210,855	9,367,712	8,989,482	-	-	9,633,439	9,200,337
Mathematical reserve for capitalization bonds	-	-	-	-	6,549,944	6,534,916	6,549,944	6,534,916
Reserve for claims incurred but not reported (IBNR)	3,159,967	2,770,507	1,030,107	1,264,116	-	-	4,190,074	4,034,623
Unearned premium reserve	4,068,716	4,265,157	567,369	574,544	-	-	4,636,085	4,839,701
Complementary reserve for coverage	-	-	847,593	899,117	-	-	847,593	899,117
Reserve for unsettled claims	4,291,432	4,645,467	1,588,489	1,682,146	-	-	5,879,921	6,327,613
Reserve for financial surplus	-	-	514,199	554,505	-	-	514,199	554,505
Reserve for draws and redemptions	-	-	-	-	907,688	867,088	907,688	867,088
Other reserves	1,999,157	2,053,440	2,518,757	2,423,843	105,342	100,154	4,623,256	4,577,437
Total technical provisions	14,836,506	14,858,190	224,253,085	200,981,809	7,562,974	7,502,158	246,652,565	223,342,157

b)   Guarantees for technical provisions

	On December 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Total technical provisions	14,836,506	14,858,190	224,253,085	200,981,809	7,562,974	7,502,158	246,652,565	223,342,157
(-) Commercialization surcharge – extended warranty	(138,780)	(237,104)	-	-	-	-	(138,780)	(237,104)
(-) Portion corresponding to contracted reinsurance	(153,137)	(947,159)	(14,123)	(41,191)	-	-	(167,260)	(988,350)
(-) Deposits retained at IRB and court deposits	-	(16)	-	-	-	-	-	(16)
(-) Receivables	(925,999)	(1,068,329)	-	-	-	-	(925,999)	(1,068,329)
(-) Unearned premium reserve – Health and dental insurance (3)	(1,268,243)	(1,182,152)	-	-	-	-	(1,268,243)	(1,182,152)
(-) Reserves from DPVAT agreements	(502,491)	(465,567)	-	-	-	-	(502,491)	(465,567)
To be insured	11,847,856	10,957,863	224,238,962	200,940,618	7,562,974	7,502,158	243,649,792	219,400,639

Investment fund quotas (VGBL and PGBL)	-	-	190,639,798	168,337,785	-	-	190,639,798	168,337,785
Investment fund quotas (excluding VGBL and PGBL)	5,076,006	7,164,637	21,639,087	23,273,027	1,309,037	3,473,852	28,024,130	33,911,516
Government securities	9,011,657	5,882,012	18,608,194	14,187,009	7,243,643	4,967,324	34,863,494	25,036,345
Shares	3,227	2,325	1,716,401	1,728,856	-	-	1,719,628	1,731,181
Private securities	18,203	93,287	164,338	169,440	39,918	43,636	222,459	306,363
Total technical provision guarantees	14,109,093	13,142,261	232,767,818	207,696,117	8,592,598	8,484,812	255,469,509	229,323,190

(1) “Other reserves” - Insurance primarily refers to technical provisions of the “individual health plans” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

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Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Years ended December 31 - R$ thousand
	2017	2016
Written premiums	36,916,138	34,417,607
Pension plan contributions (including VGBL)	33,740,196	31,457,223
Capitalization bond income	6,051,527	5,863,210
Granted coinsurance premiums	(49,714)	(70,862)
Refunded premiums	(368,895)	(470,582)
Net written premiums earned	76,289,252	71,196,596
Reinsurance premiums paid	(191,088)	(306,265)
Insurance, pension plan and capitalization bond retained premiums	76,098,164	70,890,331

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2017	2016
Banco Bradesco BBI S.A.	17,918	16,436
Other (1)	545,483	432,373
Total	563,401	448,809

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2017 (1)	2016
Common	3,054,481,112	2,776,801,011
Preferred	3,054,480,793	2,776,800,721
Subtotal	6,108,961,905	5,553,601,732
Treasury (common shares)	(5,032,549)	(4,575,045)
Treasury (preferred shares)	(18,855,746)	(17,141,588)
Total outstanding shares	6,085,073,610	5,531,885,099

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099
Increase of capital stock with issuing of shares – bonus of 10% (1)	277,680,101	277,680,072	555,360,173
Increase of shares in treasury – bonus of 10%	(457,504)	(1,714,158)	(2,171,662)
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610

(1) It benefited the shareholders registered in the records of Bradesco on April 28, 2017.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on April 18, 2017.

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Notes to the Consolidated Financial Statements

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 30, 2017, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2017, to the value of R$1,102,000 thousand, of which R$0.172493781 are per common share and R$0.189743160 per preferred share, whose payment was made on July 17, 2017.

The Board of Directors’ Meeting held on December 22, 2017, approved the Board of Executive Officers’ proposal to pay to the shareholders interest on complementary capital for the year ended in 2017, in the amount of R$4,820,000 thousand, of which R$0.754464633 are per common share and R$0.829911096 per preferred share, whose payment will be made in March 8, 2018.

Interest on shareholders’ equity for the year ended December 31, 2017 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	14,657,755
(-) Legal reserve	732,888
Adjusted calculation basis	13,924,867
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	7,204,344
Withholding income tax on interest on shareholders' equity	(1,080,652)
Interest on shareholder’s equity (net) accumulated in December 2017	6,123,692	43.98
Interest on shareholder’s equity (net) accumulated in December 2016	5,929,415	41.38

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,165,782	174,867	990,915
Intermediary interest on shareholders’ equity paid	0.172525	0.189778	1,002,000	150,300	851,700
Extraordinary payment of interest on shareholders’ equity	0.571123	0.628236	3,317,000	497,550	2,819,450
Supplementary interest paid on shareholders´ equity	0.256721	0.282394	1,491,000	223,650	1,267,350
Total in year ended December 31, 2016	1.207367	1.328106	6,975,782	1,046,367	5,929,415

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,282,344	192,352	1,089,992
Intermediary interest on shareholders’ equity paid	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest on shareholders’ equity provisioned	0.754465	0.829911	4,820,000	723,000	4,097,000
Total in year ended December 31, 2017	1.133957	1.247352	7,204,344	1,080,652	6,123,692

d)   Treasury shares

A total of 5,032,549 common shares and 18,855,746 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until December 31, 2017, and remain in treasury. The minimum, average and maximum cost per common share is R$19.35, R$24.56 and R$27.14, and per preferred share is R$19.37, R$26.98 and R$33.13, respectively. The fair value was R$32.06 per common share and R$33.85 per preferred share on December 31, 2017.

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Notes to the Consolidated Financial Statements

23)    FEE AND COMMISSION INCOME

	Years ended December 31 - R$ thousand
	2017	2016
Credit card income	6,848,855	6,251,963
Checking account	6,652,711	6,030,640
Loans	2,984,609	2,811,105
Collections	1,965,601	1,777,515
Consortium management	1,526,660	1,278,753
Asset management	1,463,469	1,079,653
Underwriting/ Financial Advisory Services	801,219	733,530
Custody and brokerage services	754,966	618,750
Payments	409,267	373,639
Other	620,609	621,859
Total	24,027,966	21,577,407

24)    PAYROLL AND RELATED BENEFITS

	Years ended December 31 - R$ thousand
	2017	2016
Salaries	9,264,618	8,322,222
Benefits	5,430,419	3,660,775
Social security charges	3,552,172	2,891,467
Employee profit sharing	1,588,073	1,467,868
Provision for labor claims	1,010,926	762,804
Training	163,949	165,940
Total (1)	21,010,157	17,271,076

(1) Includes the effects of the Special Voluntary Termination Plan (Note 34).

25)    OTHER ADMINISTRATIVE EXPENSES

	Years ended December 31 - R$ thousand
	2017	2016
Outsourced services	4,952,746	5,034,120
Depreciation and amortization	2,607,527	2,387,664
Data processing	2,117,085	1,612,454
Communication	1,684,153	1,653,055
Asset maintenance	1,158,840	1,060,856
Rental	1,142,166	1,027,561
Financial system services	1,033,017	1,047,654
Advertising and marketing	942,851	1,124,659
Security and surveillance	818,221	736,547
Transport	782,444	719,842
Water, electricity and gas	405,515	384,069
Supplies	263,527	321,509
Travel	261,911	174,772
Other	1,105,753	1,059,887
Total	19,275,756	18,344,649

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26)    TAX EXPENSES

	Years ended December 31 - R$ thousand
	2017	2016
Contribution for Social Security Financing (COFINS)	3,989,959	4,458,019
Social Integration Program (PIS) contribution	716,203	736,351
Tax on Services (ISSQN) (1)	775,117	656,841
Municipal Real Estate Tax (IPTU) expenses	102,412	88,595
Other	376,927	391,845
Total	5,960,618	6,331,651

(1) Includes debit payments, according to PPI – Incentivized Installment Program, city of São Paulo.

27)    OTHER OPERATING INCOME

	Years ended December 31 - R$ thousand
	2017	2016
Other interest income	1,930,976	2,509,127
Reversal of other operating provisions (1)	5,358,715	1,893,425
Revenues from recovery of charges and expenses	287,781	275,503
Gains on sale of goods	10,632	4,005
Other	2,589,016	1,044,700
Total	10,177,120	5,726,760

(1) In the year ended December 31, 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16 (Note 9h); and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses (Note 17b V).

28)    OTHER OPERATING EXPENSES

	Years ended December 31 - R$ thousand
	2017	2016
Other finance costs	5,049,714	5,957,445
Sundry losses	1,800,668	1,852,244
Discount granted	1,503,676	1,537,672
Commissions on loans and financing	1,056,371	1,018,046
Intangible assets amortization	1,000,894	951,115
Goodwill amortization (Note 14a)	2,460,210	897,494
Other (1)	7,001,460	4,757,655
Total	19,872,993	16,971,671

(1) In the year ended December 31, 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16 (Note 9h).

29)    NON-OPERATING INCOME (LOSS)

	Years ended December 31 - R$ thousand
	2017	2016
Gain/loss on sale and write-off of assets and investments (1)	(412,957)	(515,053)
Recording/reversal of non-operating provisions (2)	(179,067)	(418,585)
Other	117,309	112,543
Total	(474,715)	(821,095)

(1) In the year ended December 31, 2017, it includes the positive result in divestiture of the shares of IRB and in 2016, it includes the positive result in divestiture of the shares of Banco CBSS S.A.; and
(2) Includes primarily allowance for non-use assets (BNDU).

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30)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On December 31 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Interbank investments	-	-	724,369	483,199	-	-	724,369	483,199
Securities purchased under agreements to resell	-	-	-	550,280	-	-	-	550,280
Receivable from associates companies	-	-	1,460	1,185	-	-	1,460	1,185
Other assets	-	-	2,112	4,943	-	-	2,112	4,943
Liabilities
Demand deposits/Savings accounts	297	30	10,162	5,991	15,094	18,645	25,553	24,666
Time deposits	903,293	1,354,229	93,572	56,937	72,119	67,949	1,068,984	1,479,115
Securities sold under agreements to repurchase	-	-	244,082	398,549	10,096	14,759	254,178	413,308
Funds from issuance of securities	6,632,932	5,755,615	-	-	1,395,107	808,768	8,028,039	6,564,383
Derivative financial instruments	27,551	20,681	-	-	-	-	27,551	20,681
Interest on own capital and dividends payable	2,275,419	1,770,149	-	-	-	-	2,275,419	1,770,149
Other liabilities	-	-	8,827,877	13,704	-	-	8,827,877	13,704

	Years ended December 31 - R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Income from financial intermediation	-	-	73,836	57,234	-	-	73,836	57,234
Financial intermediation expenses	(880,189)	(1,109,250)	(33,165)	(99,048)	(84,818)	(108,333)	(998,172)	(1,316,631)
Income from services provided	-	-	441,381	360,286	-	-	441,381	360,286
Expenses in operations with derivatives	(6,870)	(20,681)		-	-	-	(6,870)	(20,681)
Other expenses net of other operating revenues	(2,652)	(2,391)	(289,100)	(224,444)	-	-	(291,752)	(226,835)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

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b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2017, the maximum amount of R$468,700 thousand was set for Management compensation and R$487,700 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and / or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Years ended December 31 - R$ thousand
	2017	2016
Salaries	456,262	441,592
Total	456,262	441,592

Post-employment benefits

	Years ended December 31 - R$ thousand
	2017	2016
Defined contribution supplementary pension plans	473,663	251,250
Total	473,663	251,250

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2017	2016
● Common shares	0.46%	0.69%
● Preferred shares	1.04%	1.13%
● Total shares (1)	0.75%	0.91%

(1) On December 31, 2017, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.34% of common shares, 1.08% of preferred shares and 1.71% of all shares (2.83% of common shares, 1.17% of preferred shares and 2.00% of all shares in 2016).

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31)    RISK AND CAPITAL MANAGEMENT

a)     Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risk exposures may be found in Investors Relations website at bradescori.com.br – Market Information.

b)    Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
	Prudential Conglomerate
	2017	2016
Tier I capital	80,084,744	78,762,886
Common equity	75,079,777	73,747,016
Shareholders’ equity	110,457,476	100,442,413
Non-controlling interest / Other	68,072	60,615
Prudential adjustments (1)	(35,445,771)	(26,756,012)
Additional capital	5,004,967	5,015,870
Tier II capital	24,588,090	22,363,950
Subordinated debts (Resolution No. 4,192/13)	16,947,024	9,803,498
Subordinated debts (previous to CMN Resolution No. 4,192/13)	7,641,066	12,560,452
Reference Equity (a)	104,672,834	101,126,836

- Credit risk	554,928,771	589,977,243
- Market risk	8,908,205	15,767,767
- Operational risk	47,605,162	50,443,507
Risk-weighted assets – RWA (b)	611,442,139	656,188,517

Basel ratio (a/b)	17.1%	15.4%
Tier I capital	13.1%	12.0%
- Principal capital	12.3%	11.2%
- Additional capital	0.8%	0.8%
Tier II capital	4.0%	3.4%

(1) As from January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

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c) Indicator of Global Systemic Importance (IASG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IASG), disclosed in Investor Relations website (bradesco.com.br/ri - Market Information - Reports and Spreadsheets - Reports - Risk Management Report – Pillar 3).

d) VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On December 31 - R$ thousand
	2017	2016
Fixed rates	8,956	20,704
IGPM/IPCA	2,751	416
Exchange coupon	48	64
Foreign currency	2,925	224
Equities	289	-
Sovereign/Eurobonds and Treasuries	826	3,230
Other	1	2
Correlation/diversification effect	(1,379)	(1,892)
VaR (Value at Risk)	14,417	22,748

Amounts net of tax.

e)    Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.14 a scenario of R$3.17 was used, while for a 1-year fixed interest rate of 6.90%, a 6.91% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.14 a scenario of R$3.93 was used, while for a 1-year fixed interest rate of 6.90%, a 8.62% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.14 a scenario of R$4.72 was used, while for a 1-year fixed interest rate of 6.90%, a 10.35% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

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The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

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I - Sensitivity Analysis – Trading Portfolio

		On December 31 - R$ thousand
		Trading Portfolio (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(359)	(61,497)	(120,385)	(1,074)	(293,350)	(568,367)
Price indexes	Exposure subject to variations in price index coupon rates	(147)	(17,576)	(33,298)	(26)	(3,723)	(7,174)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(9)	(420)	(839)	(2)	(224)	(437)
Foreign currency	Exposure subject to exchange rate variations	(1,629)	(40,736)	(81,473)	(106)	(2,649)	(5,297)
Equities	Exposure subject to variation in stock prices	(1,215)	(30,378)	(60,757)	-	-	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,469)	(61,730)	(123,461)	(1,464)	(11,649)	(24,751)
Other	Exposure not classified in other definitions	-	-	-	-	(19)	(39)
Total excluding correlation of risk factors		(5,828)	(212,337)	(420,213)	(2,672)	(311,614)	(606,065)
Total including correlation of risk factors		(3,448)	(131,662)	(259,684)	(2,058)	(295,900)	(574,058)

(1) Amounts net of tax.

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Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		On December 31 - R$ thousand
		Trading and Banking Portfolios (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,579)	(2,339,939)	(4,560,181)	(8,994)	(2,466,388)	(4,786,687)
Price indexes	Exposure subject to variations in price index coupon rates	(512)	(56,130)	(107,716)	(9,255)	(1,224,208)	(2,264,187)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,575)	(80,110)	(158,548)	(455)	(49,446)	(93,726)
Foreign currency	Exposure subject to exchange rate variations	(600)	(15,004)	(30,008)	(867)	(21,663)	(43,327)
Equities	Exposure subject to variation in stock prices	(16,289)	(407,237)	(814,475)	(14,817)	(370,420)	(740,841)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(4,978)	(205,764)	(406,054)	(1,786)	(15,940)	(32,801)
Other	Exposure not classified in other definitions	(12)	(307)	(613)	(1)	(28)	(55)
Total excluding correlation of risk factors		(36,545)	(3,104,491)	(6,077,595)	(36,175)	(4,148,093)	(7,961,624)
Total including correlation of risk factors		(26,956)	(2,678,101)	(5,232,466)	(26,893)	(3,691,157)	(7,090,253)

(1) Amounts net of tax effects.

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f)     Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard (available at www.bradescosustentabilidade.com.br/site/).

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table presents the loan operation that is in accordance with the Equator Principles contracted in the period from January to December 2017:

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	1	-
Infrastructure	-	1	-
Region
Northeast	-	1	-
Southeast	-	1	-

R$ thousand
Total project value	1,397,100
Bradesco's participation (loan)	587,245

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g)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On December 31 - R$ thousand
	2017			2016
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,180,270,632	1,111,074,297	69,196,335	69,759,293
Cash and due from banks	15,028,725	12,940,227	2,088,498	2,085,649
Interbank investments	154,346,624	152,028,829	2,317,795	2,402,329
Securities and derivative financial instruments	500,609,064	480,517,927	20,091,137	14,799,447
Interbank and interdepartmental accounts	68,196,914	68,196,914	-	-
Loans and leases	289,403,611	259,197,279	30,206,332	37,783,839
Other receivables and assets	152,685,694	138,193,121	14,492,573	12,688,029
Permanent assets	31,001,086	30,964,430	36,656	43,308
Investments	8,022,587	8,022,587	-	3,347
Premises and equipment and leased assets	7,744,649	7,722,348	22,301	25,823
Intangible assets	15,233,850	15,219,495	14,355	14,138
Total	1,211,271,718	1,142,038,727	69,232,991	69,802,601

Liabilities
Current and long-term liabilities	1,099,841,108	1,036,714,166	63,126,942	75,325,578
Deposits	265,207,362	252,181,291	13,026,071	17,868,499
Securities sold under agreements to repurchase	233,467,544	225,118,175	8,349,369	7,252,884
Funds from issuance of securities	135,011,308	131,933,219	3,078,089	5,815,118
Interbank and interdepartmental accounts	26,678,302	23,655,305	3,022,997	3,038,046
Borrowing and on-lending	49,291,007	30,432,844	18,858,163	22,545,336
Derivative financial instruments	14,274,999	13,754,845	520,154	324,190
Technical provision for insurance, pension plans and capitalization bonds	246,652,565	246,647,563	5,002	653
Other liabilities:
- Subordinated debts	50,179,401	38,541,679	11,637,722	11,455,186
- Others	79,078,620	74,449,245	4,629,375	7,025,666
Deferred income	409,733	409,733	-	-
Non-controlling interests in subsidiaries	563,401	563,401	-	-
Shareholders’ equity	110,457,476	110,457,476	-	-
Total	1,211,271,718	1,148,144,776	63,126,942	75,325,578

Net position of assets and liabilities			6,106,049	(5,522,977)
Net position of derivatives (2)			(52,680,961)	(45,398,980)
Other net off-balance-sheet accounts (3)			(268,316)	(371,674)
Net exchange position (liability)			(46,843,228)	(51,293,631)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

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II - The statement of financial position by maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	642,508,473	112,713,808	65,709,354	359,338,997	-	1,180,270,632
Cash and due from banks	15,028,250	387	88	-	-	15,028,725
Interbank investments (1)	129,473,649	20,365,367	3,262,267	1,245,341	-	154,346,624
Securities and derivative financial instruments (1) (2)	350,034,958	7,779,626	1,972,390	140,822,090	-	500,609,064
Interbank and interdepartmental accounts	66,949,593	51,744	-	1,195,577	-	68,196,914
Loans and leases	24,327,940	60,692,049	45,937,865	158,445,757	-	289,403,611
Other receivables and assets	56,694,083	23,824,635	14,536,744	57,630,232	-	152,685,694
Permanent assets	356,709	1,770,702	2,112,933	17,927,756	8,832,986	31,001,086
Investments	-	-	-	-	8,022,587	8,022,587
Premises and equipment	111,130	555,656	666,787	5,600,677	810,399	7,744,649
Intangible assets	245,579	1,215,046	1,446,146	12,327,079	-	15,233,850
Total on December 31, 2017	642,865,182	114,484,510	67,822,287	377,266,753	8,832,986	1,211,271,718
Total on December 31, 2016	639,649,054	96,524,524	65,211,533	370,328,396	7,893,608	1,179,607,115

Liabilities
Current and long-term liabilities	639,985,242	88,615,048	95,136,993	276,103,825	-	1,099,841,108
Deposits (3)	143,818,887	11,604,118	11,764,124	98,020,233	-	265,207,362
Securities sold under agreements to repurchase (1)	191,928,034	15,719,159	19,699,619	6,120,732	-	233,467,544
Funds from issuance of securities	3,371,432	31,282,315	48,453,296	51,904,265	-	135,011,308
Interbank and interdepartmental accounts	26,678,302	-	-	-	-	26,678,302
Borrowing and on-lending	3,955,862	13,717,917	10,657,885	20,959,343	-	49,291,007
Derivative financial instruments	13,552,386	201,643	81,073	439,897	-	14,274,999
Technical provisions for insurance, pension plans and capitalization bonds (3)	212,916,050	4,142,072	1,351,504	28,242,939	-	246,652,565
Other liabilities:
- Subordinated debts	738,928	9,428,997	640,536	39,370,940	-	50,179,401
- Others	43,025,361	2,518,827	2,488,956	31,045,476	-	79,078,620
Deferred income	409,733	-	-	-	-	409,733
Non-controlling interests in subsidiaries	-	-	-	-	563,401	563,401
Shareholders’ equity	-	-	-	-	110,457,476	110,457,476
Total on December 31, 2017	640,394,975	88,615,048	95,136,993	276,103,825	111,020,877	1,211,271,718
Total on December 31, 2016	580,200,210	135,748,296	79,310,100	283,457,287	100,891,222	1,179,607,115

Net assets accumulated on December 31, 2017	2,470,207	28,339,669	1,024,963	102,187,891
Net assets accumulated on December 31, 2016	59,448,844	20,225,072	6,126,505	92,997,614

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan as at December 31, 2017, the value of plan assets is greater than the present value of the actuarial obligations of the plan.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Bradesco sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the supplementary Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA for supplementary employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties).

Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

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Risk factors	On December 31
	2017	2016
Nominal discount rate	8.5% - 10% p.a.	11.1% p.a.
Nominal rate of minimum expected return on assets	8.5% - 10% p.a.	11.1% p.a.
Nominal rate of future salary increases	4.3% p.a.	4.8% p.a.
Nominal growth rate of social security benefits and plans	4.3% p.a.	4.8% p.a.
Inflation rate	4.3% p.a.	4.8% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1st eligibility to a benefit by the plan	100% in the 1st eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	2017	2016
(i) Projected benefit obligations:
At the beginning of the year	2,141,393	1,162,005
Balance from an acquired institution	-	761,119
Cost of current service	186	(1,077)
Interest cost	227,980	181,595
Participant’s contribution	1,197	2,831
Actuarial gain/(loss)	144,624	182,762
Benefit paid	(192,042)	(147,842)
At the end of the year	2,323,338	2,141,393

(ii) Plan assets at fair value:
At the beginning of the year	2,127,872	1,047,782
Balance from an acquired institution	-	883,858
Expected earnings	423,546	307,728
Contributions received:
Employer	14,957	33,515
Employees	1,197	2,831
Benefit paid	(192,043)	(147,842)
At the end of the year	2,375,529	2,127,872

(iii) Financial position:
Plans in deficit	(149,571)	(130,293)
Plans in surplus	201,762	116,772
Net balance	52,191	(13,521)

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand
	2017	2016
Projected benefit obligations:
Cost of service	186	(1,077)
Cost of interest on actuarial obligations	227,980	181,595
Expected earnings from the assets of the plan	(227,360)	(174,937)
Net cost/(benefit) of the pension plans	806	5,581

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Notes to the Consolidated Financial Statements

The accumulated obligations of the pension plans are included in “Other liabilities”, in the statement of financial position.

The table below, of sensitivity analysis of benefit plan obligations, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate by 1 p.p.:

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
9.5% - 11.0% p.a.	Increase of 1 p.p.	reduction	(256,532)
7.5% - 9.0% p.a.	Reduction of 1 p.p.	increase	303,154

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the year ended December 31, 2017 totaled R$988,905 thousand (R$584,438 thousand in 2016).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$5,594,368 thousand during the year ended December 31, 2017 (R$3,826,715 thousand in 2016).

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand
	2017	2016
Income before income tax and social contribution	20,029,024	27,159,678
Total burden of income tax and social contribution at the current rates (1)	(9,013,061)	(12,221,855)
Effect on the tax calculation:
Equity investment in unconsolidated and jointly controlled companies	677,371	749,327
Net non-deductible expenses of nontaxable income	226,150	604,577
Interest on shareholders’ equity (paid and payable)	3,241,955	3,139,102
Other amounts (2)	(276,627)	(4,245,890)
Income tax and social contribution for the period	(5,144,212)	(11,974,739)

(1) Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies treated as such, including the insurance segment, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate in relation to the rate 45% shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Years ended December 31 - R$ thousand
	2017	2016
Current taxes:
Income tax and social contribution payable	(7,335,166)	(8,805,368)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	2,782,811	(2,211,854)
Use of opening balances of:
Social contribution loss	(430,584)	(647,282)
Income tax loss	(331,512)	(883,018)
Constitution in the period on:
Social contribution loss	150,371	234,730
Income tax loss	19,868	338,053
Total deferred tax assets	2,190,954	(3,169,371)
Income tax and social contribution for the period	(5,144,212)	(11,974,739)

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c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2016	Amount recorded	Realized / Write-off (2)	Balance on 12/31/2017

Allowance for loan losses	25,816,235	12,264,028	8,290,877	29,789,386
Civil provisions	2,208,008	740,152	757,158	2,191,002
Tax provisions	3,035,395	257,848	418,761	2,874,482
Labor provisions	2,107,829	784,499	731,331	2,160,997
Provision for devaluation of securities and investments	515,339	124,127	399,984	239,482
Provision for devaluation of foreclosed assets	539,220	298,102	229,709	607,613
Adjustment to fair value of trading securities	4,884,247	1,599,889	2,779,742	3,704,394
Amortization of goodwill	481,502	48,576	184,009	346,069
Other	4,464,555	3,789,992	3,332,831	4,921,716
Total deductible taxes on temporary differences	44,052,330	19,907,213	17,124,402	46,835,141
Income tax and social contribution losses in Brazil and overseas	5,595,729	170,239	762,096	5,003,872
Subtotal (1)	49,648,059	20,077,452	17,886,498	51,839,013
Adjustment to fair value of available-for-sale securities	1,307,542	320,165	1,069,900	557,807
Total deferred tax assets (Note 10b)	50,955,601	20,397,617	18,956,398	52,396,820
Deferred tax liabilities (Note 33f)	3,277,050	2,360,034	1,074,397	4,562,687
Deferred tax assets, net of deferred tax liabilities	47,678,551	18,037,583	17,882,001	47,834,133
- Percentage of net deferred tax assets on capital (Note 31)	47.1%			45.7%
- Percentage of net deferred tax assets over total assets	4.0%			3.9%

(1) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the deferred tax assets, are calculated based on the expected implementation; and
(2) Includes tax credits write-off, in the amount of R$150,040 thousand.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	6,540,480	5,052,580	157,668	303,794	12,054,522
2019	6,554,711	3,905,593	143,705	80,058	10,684,067
2020	5,891,932	3,513,182	139,825	78,361	9,623,300
2021	4,771,715	2,853,517	620,279	367,041	8,612,552
2022	2,669,333	1,570,851	732,490	478,318	5,450,992
After 2022	2,217,994	1,293,253	824,042	1,078,291	5,413,580
Total	28,646,165	18,188,976	2,618,009	2,385,863	51,839,013

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2017, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$48,700,271 thousand (R$46,240,611 thousand in 2016), of which: R$44,201,179 thousand (2016 - R$41,150,573 thousand) of temporary differences; and R$4,499,092 thousand (R$5,090,038 thousand in 2016) to tax losses and negative basis of social contribution.

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Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On December 31, 2017, deferred tax assets of R$17,033 thousand (R$14,102 thousand in 2016) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On December 31 - R$ thousand
	2017	2016
Fair value adjustment to securities and derivative financial instruments	1,773,395	1,027,777
Difference in depreciation	283,231	381,118
Judicial deposit and others	2,506,061	1,868,155
Total	4,562,687	3,277,050

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

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34)    OTHER INFORMATION

a)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On December 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2017		2017	2016	2017	2016
Securities and derivative financial instruments (Notes 3e, 3f and 7)	500,609,064	502,749,215	5,054,650	192,859	2,140,151	1,252,721
- Adjustment of available-for-sale securities (Note 7bII)			2,914,499	(1,059,862)	-	-
- Adjustment of held-to-maturity securities (Note 7c item 4)			2,140,151	1,252,721	2,140,151	1,252,721
Loans and leases (Notes 2, 3g and 9) (1)	369,470,415	369,345,908	(124,507)	(5,147,007)	(124,507)	(5,147,007)
Investments (Notes 3j and 12) (2)	8,022,587	32,931,621	24,909,034	22,903,520	24,909,034	22,903,520
Treasury shares (Note 22d)	440,514	799,611	-	-	359,097	189,909
Time deposits (Notes 3n and 15a)	125,617,424	125,369,421	248,003	523,133	248,003	523,133
Funds from issuance of securities (Note 15c)	135,011,308	134,727,849	283,459	(521,043)	283,459	(521,043)
Borrowing and on-lending (Notes 16a and 16b)	49,291,007	49,050,044	240,963	165,276	240,963	165,276
Subordinated debts (Note 18)	50,179,401	51,012,436	(833,035)	(825,728)	(833,035)	(825,728)
Unrealized gains excluding tax			29,778,567	17,291,010	27,223,165	18,540,781

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

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Notes to the Consolidated Financial Statements

b)    The Organization manages investment funds and portfolios with net assets which, on December 31, 2017, amounted to R$834,646,218 thousand (R$756,488,583 thousand in 2016).

c)   Consortium funds

	On December 31 - R$ thousand
	2017	2016
Monthly estimate of funds receivable from consortium members	633,191	581,688
Contributions payable by the group	30,776,291	29,474,653
Consortium members - assets to be included	26,811,848	25,901,634
Credits available to consortium members	5,836,717	5,488,351

b)

	On December 31 - In units
	2017	2016
Number of groups managed	3,457	3,700
Number of active consortium members	1,410,736	1,334,286
Number of assets to be included	641,449	610,666

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) has issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Up to December 31, 2017, the accounting pronouncements approved by CMN and adopted by Bradesco in prior periods were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 - R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on February 24, 2017, Bradesco published its consolidated financial statements for December 31, 2015 and 2016 on its website, in accordance with IFRS.

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e)     For the year ended December 31, 2017, seeking to reduce the costs of Financial Institutions regarding compulsory deposit requirements, Bacen simplified its rules, as follows:

Description	Standard before amendment	Amended standard
Savings deposits	For the additional reserve requirements, the payment was 5.5% on the savings balance.	The additional reserve requirements of 5.5% were terminated as of July 10, 2017. Payment continued at 24.5% on the savings balance
	It was allowed to deduct up to 18% of the financing contracted under the conditions of the Housing Finance System (SFH) of the additional reserve on saving deposit.	This license was terminated as of July 10, 2017.
Funds from savings deposits (Rural)	The payment was 15.5% on the balance of rural savings (poupança rural).	Starting July 10, 2017, payment increased to 21% on the rural savings balance.
	For the additional reserve requirements, the payment was 5.5% on the rural savings balance.	Starting July 10, 2017, these reserve requirements were terminated.
Demand deposits

Up to May 5, 2017, the compulsory deposit collection began on the Wednesday of the week following the end of the calculation period and ended on the Tuesday of the second subsequent week (period of 10 business days).

As of May 8, 2017, the compulsory deposit collection period began on Monday of the second week following the end of the calculation period, and ended on the Friday of the following week (period of 10 business days).

	For payment the rate was 45%.	The rate will be 40%, and in force on 01/02/2018 (Group A) and 12/26/2017 (Group B).
Time deposits

Up to May 5, 2017, compulsory collection begins on the Friday of the week following the end of the calculation period, or on the next business day, if Friday is not a business day, and ends on the following Thursday.

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week.
	Up to May 5, 2017, the additional rate for compulsory deposit collection on time deposits is 11%. The normal rate for compulsory deposit collection on time deposits is 25%.	As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there is no additional rate. The rate will be 34%, in force on 01/02/2018.

Up to May 5, 2017, the percentages deducted from the calculation basis are as follows:

- R$3 billion for financial institutions with RE lower than R$2 billion;

- R$2 billion for financial institutions with RE between R$2 billion and R$5 billion, and

- R$1 billion for financial institutions with RE between R$5 billion and R$7 billion.

As of May 8, 2017, the percentages deducted from the calculation basis were as follows:

- R$3 billion for financial institutions with RE lower than R$3 billion;

- R$2 billion for financial institutions with RE between R$3 billion and R$10 billion; and

- R$1 billion for financial institutions with RE between R$10 billion and R$15 billion.

Deduction for Time Deposits	Up to February 2, 2017, compliance was assured with deduction of financial bills; acquisitions of assignments, vehicles and motorcycles.

The “time base value”* was established as a reduction as of February 3, 2017, as follows:

I - 100% of the “time base value” up to the period beginning on December 29, 2017;

II - 50% of the “time base value” in the period from January 2, 2018 to December 28, 2018; and

III - 30% "of the “time base value” in the period from December 31, 2018 to December 27, 2019.

Deductions are no longer allowed for new purchases as of February 3, 2017.

* The “time base value” corresponds to the amount of deduction considered for compliance on January 20, 2017.

Deduction for demand deposits	Up to February 21, 2017, the compliance was assured with deduction of financing granted according to Law 12,096/09 (Export Credit Notes - NCE).

The “demand base value”* was established as a reduction as of February 22, 2017, as follows:

I - 100% of the “demand base value” up to the period beginning on December 29, 2017;

II - 50% of the “demand base value” in the period from January 2, 2018 to December 28, 2018;

III - 30% of the “demand base value” in the period from December 31, 2018 to December 27, 2019; and

IV - 0% as of December 30, 2019.

* “demand base value” corresponds to the amount of deduction considered for compliance on January 25, 2017.

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Notes to the Consolidated Financial Statements

f)      In August 2015, Bradesco finalized the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, in July 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1) Considers the IOF collection, and withholding Income Tax; and
(2) Contracted with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 7d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting policies adopted by Bradesco.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil.

The value of the investment recognized by Bradesco includes goodwill in the acquisition of shares in the amount of R$4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	1,655,708
Intangible assets acquired (III)	3,771,674
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Total of the acquired values	17,288,470

I)    Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco;

II)   Refers to the allocation of the following fair values: (i) credit operations, net of Allowance for loan losses of R$1,133,985 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$573,061 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$1,655,708 thousand; and

III) Refers to the allocation of the following intangible assets: (i) relationship with clients of R$1,799,226 thousand (term of 6 years); (ii) core deposits, of R$1,601,970 thousand (term of 6 years) (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,068 thousand (term of 2 years); (v) software, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,771,674 thousand.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions of this equity were transferred to HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

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g)    In July 2017, Bradesco Seguros SA ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") concluded the transaction, by means of a shareholder agreement, whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brazil") took over part of the P&C (Property and Casualty) insurance operations, such as, Aeronautical, Marine, Civil Liability and shipments from Bradesco Seguros ("Large Risks Insurance"), with exclusive access to Bradesco customers to explore the commercialization of Large Risks Insurance; and (ii) Bradesco Seguros held a 40% interest in Swiss Re Corporate Solutions Brasil represented by a total of 172,560,054 book entry shares, common and nominative in the amount of R$363,103 thousand, and 60% remained with Swiss Re Corso. The transaction was approved by the Private Insurance Superintendence (Susep), the Administrative Council for Economic Defense (Cade) and the Central Bank (Bacen). The association includes exclusive access to the distribution network of Bradesco Seguros, comprised of more than 140 branches, more than 4,700 branches of Banco Bradesco and approximately 40,000 registered brokers and insurance agents. As part of the transaction, approximately 120 large risk experts from Bradesco Seguros, in São Paulo and Rio de Janeiro, joined Swiss Re Corporate Solutions Brasil Seguros S/A. The investment totals R$490,000 thousand, recorded by Bradesco Seguros S.A., includes goodwill on the acquisition of shares in the amount of R$126,897 thousand.

h)    In May 2017, Bradesco – as an indirect holder of equity interest in IRB - announced to shareholders that had authorized IRB to submit: (i) application for registration as a publicly-held company and for authorization of initial public offering of IRB, pursuant to CVM Instructions 400/03 and 480/09; and (ii) application for registration of secondary public distribution of common shares issued by IRB, pursuant to CVM Instruction 400/03. In July 2017, Bradesco announced that the documents were filed in compliance with the requirements formulated by CVM in the context of the Secondary Public Offering of IRB’s common shares and the closing of the bookbuilding procedure of the Offering, which defined the price per share at R$27.24. 14,040,000 shares were sold in the Base Offering and then the entire supplementary lot totaling 16,206,387 shares. Bradesco indirectly holds 47,520,213 shares and a 15.23% interest in the capital stock of IRB.

i)      In June 2017, Bradesco signed final documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable standards. Control of the company will be shared, with each party holding 20% of its capital. The required contribution of capital occurred in July 2017.

j)      In July 2017, Bradesco launched a Special Voluntary Severance Program Scheme (PDVE), in which the Organization's employees who fulfilled the requirements established in the regulations of the respective plan may join. The deadline for joining the plan ended in late August 2017, with the adhesion of 7.4 thousand employees, and a total cost of R$2.3 billion. The estimated annual effect on personnel expenses is a reduction of R$1.5 billion.

k)     In January 2018 Bradesco assigned loans which had already been written-off with a nominal value of R$5,323,120 thousand, without retention of risk and benefits, for which it received R$110,189 thousand.

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Management Bodies

Reference Date: January 31, 2018

Board of Directors	Directors	Integrated Risk Management and
	Albert Adell Roso	Capital Allocation Committee
Chairman	Alexandre Cesar Pinheiro Quercia	Alexandre da Silva Glüher - Coordinator
Luiz Carlos Trabuco Cappi	Antonio Daissuke Tokuriki	Domingos Figueiredo de Abreu
	Antranik Haroutiounian	Josué Augusto Pancini
Vice-Chairman	Carlos Henrique Villela Pedras	Maurício Machado de Minas
Carlos Alberto Rodrigues Guilherme	Carlos Leibowicz	Marcelo de Araújo Noronha
	Edilson Dias dos Reis	André Rodrigues Cano
Members	Edmir José Domingues	Octavio de Lazari Junior
Denise Aguiar Alvarez	Fernando Freiberger	Luiz Carlos Angelotti
João Aguiar Alvarez	Fernando Honorato Barbosa	Moacir Nachbar Junior
Milton Matsumoto	Gilvandro Matos Silva	Marlos Francisco de Souza Araujo
Aurélio Conrado Boni	Jefferson Ricardo Romon
	José Augusto Ramalho Miranda	Risk Committee
Board of Executive Officers	Juliano Ribeiro Marcílio	José Alcides Munhoz - Coordinator
Executive Officers	Manoel Guedes de Araujo Neto	Carlos Alberto Rodrigues Guilherme
Chief Executive Officer	Paulo Eduardo Waack	Aurélio Conrado Boni
Luiz Carlos Trabuco Cappi	Roberto Medeiros Paula
Succession and Appointment Committee
Executive Vice-Presidents	Regional Officers	Luiz Carlos Trabuco Cappi - Coordinator
Domingos Figueiredo de Abreu	Ademir Aparecido Correa Junior	Carlos Alberto Rodrigues Guilherme
Alexandre da Silva Glüher	Alberto do Nascimento Lemos	Milton Matsumoto
Josué Augusto Pancini	Almir Rocha	André Rodrigues Cano
Maurício Machado de Minas	Altair Naumann	Glaucimar Peticov
Marcelo de Araújo Noronha	Amadeu Emilio Suter Neto
André Rodrigues Cano	André Ferreira Gomes	Sustainability Committee
Octavio de Lazari Junior	Antonio Piovesan	Luiz Carlos Angelotti - Coordinator
	Carlos Alberto Alástico	Luiz Carlos Trabuco Cappi
Managing Directors	César Cabús Berenguer Silvany	Carlos Alberto Rodrigues Guilherme
Luiz Carlos Angelotti	Delvair Fidêncio de Lima	Milton Matsumoto
Denise Pauli Pavarina	Francisco Assis da Silveira Junior	Aurélio Conrado Boni
Moacir Nachbar Junior	Francisco Henrique França Fernandes	Domingos Figueiredo de Abreu
Cassiano Ricardo Scarpelli	Geraldo Dias Pacheco	Alexandre da Silva Glüher
Eurico Ramos Fabri	João Alexandre Silva	Josué Augusto Pancini
Renato Ejnisman	João Pedro da Silva Villela	Maurício Machado de Minas
Walkiria Schirrmeister Marchetti	Joel Queiroz de Lima	Marcelo de Araújo Noronha
Rômulo de Mello Dias	José Flávio Ferreira Clemente	André Rodrigues Cano
	José Roberto Guzela	Octavio de Lazari Junior
Deputy Directors	Nelson Veiga Neto	Denise Pauli Pavarina
Aurélio Guido Pagani	Osmar Sanches Biscuola	Moacir Nachbar Junior
Guilherme Muller Leal	Paulo Roberto Andrade de Aguiar	Aurélio Guido Pagani
Luiz Carlos Brandão Cavalcanti Junior		Marcos Aparecido Galende
Rogério Pedro Câmara	Audit Committee
João Carlos Gomes da Silva	Milton Matsumoto - Coordinator
Bruno D´Avila Melo Boetger	Paulo Roberto Simões da Cunha	Executive Disclosure Committee
	Wilson Antonio Salmeron Gutierrez	Alexandre da Silva Glüher - Coordinator
Department Directors		Domingos Figueiredo de Abreu
Amilton Nieto	Compensation Committee	André Rodrigues Cano
André Bernardino da Cruz Filho	Luiz Carlos Trabuco Cappi - Coordinator	Octavio de Lazari Junior
Antonio Carlos Melhado	Carlos Alberto Rodrigues Guilherme	Luiz Carlos Angelotti
Antonio Gualberto Diniz	Milton Matsumoto	Moacir Nachbar Junior
Antonio José da Barbara	Valdirene Soares Secato (Non-Manager)	Antonio José da Barbara
Carlos Wagner Firetti		Carlos Wagner Firetti
Clayton Camacho	Internal Control and Compliance Committee	Marcelo Santos Dall’Occo
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme - Coordinator	Marcos Aparecido Galende
Edson Marcelo Moreto	Milton Matsumoto	Oswaldo Tadeu Fernandes
Fernando Antônio Tenório	Aurélio Conrado Boni	Haydewaldo R. Chamberlain da Costa
Frederico William Wolf	Domingos Figueiredo de Abreu
Glaucimar Peticov	Alexandre da Silva Glüher	Fiscal Council
Hiroshi Obuchi	Josué Augusto Pancini
João Albino Winkelmann	Maurício Machado de Minas	Sitting Members
José Ramos Rocha Neto	Marcelo de Araújo Noronha	Ariovaldo Pereira - Coordinator
José Sérgio Bordin	André Rodrigues Cano	Domingos Aparecido Maia
Layette Lamartine Azevedo Júnior	Octavio de Lazari Junior	José Maria Soares Nunes
Leandro José Diniz	Moacir Nachbar Junior	João Carlos de Oliveira
Lucio Rideki Takahama	Clayton Camacho	Walter Luis Bernardes Albertoni
Marcelo Frontini	Edilson Wiggers
Marcelo Santos Dall’Occo	Frederico William Wolf	Deputy Members
Marcio Henrique Araujo Parizotto	Marlos Francisco de Souza Araujo	Jorge Tadeu Pinto de Figueiredo
Marcos Aparecido Galende		Nilson Pinhal
Marlos Francisco de Souza Araujo	Ethical Conduct Committee	Renaud Roberto Teixeira
Mauricio Gomes Maciel	Carlos Alberto Rodrigues Guilherme - Coordinator	João Sabino
Paulo Aparecido dos Santos	Milton Matsumoto	Reginaldo Ferreira Alexandre
Paulo Manuel Taveira de Oliveira Ferreira	Aurélio Conrado Boni
Roberto de Jesus Paris	Domingos Figueiredo de Abreu	Ombudsman
Waldemar Ruggiero Júnior	Alexandre da Silva Glüher	Nairo José Martinelli Vidal Júnior - Ombudsman
Josué Augusto Pancini
Maurício Machado de Minas
Marcelo de Araújo Noronha
André Rodrigues Cano
Octavio de Lazari Junior
Denise Pauli Pavarina
Moacir Nachbar Junior
Clayton Camacho
Edilson Wiggers
	Frederico William Wolf	General Accounting Department
	Glaucimar Peticov	Marcos Aparecido Galende
	Nairo José Martinelli Vidal Júnior	Accountant – CRC 1SP201309/O-6

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To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

 We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated balance sheet as of December 31, 2017 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bradesco as of December 31, 2017, the consolidated performance of its operations and its respective consolidated cash flows, for the year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditors’ responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Allowance for doubtful accounts

As disclosed in Notes 3g and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the Consolidated Financial Statements is R$ 36,423,867 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from clients and operations, such as late payments, economic and financial position, indebtedness level, economy sector, guarantee characteristics, and the other factors and assumptions described in CMN Resolution No. 2.682/1999, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we consider this as a significant matter in our audit.

How our audit addressed this matter

We evaluate the design, implementation and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluate, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/1999, related to the

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determination of the allowance for doubtful accounts. We also evaluated whether the disclosures made in the financial statements, included in Notes 3g and 9.

Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the allowance for doubtful accounts, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

Measurement of financial instruments

As disclosed in the Notes 3e, 3f, 7 and 34a, derivative financial instruments amount to R$ 14,239,424 thousand (assets) and R$ (14,274,999) thousand (liabilities), available-for-sale securities amount to R$ 218,362,552 thousand and trading securities amount to R$ 229,021,482 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of market values. However, when the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts In addition, financial assets classified as available-for-sale and held-to-maturity are also evaluated for indications of evidence of impairment losses. Therefore, we consider the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluate the design, implementation, and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments which market value measurement parameters are not observable, we evaluate, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used, and we recalculate the amount of operations, as well as the criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements described in Notes 3e, 3f, 7 and 34a.

Based on the evidence obtained from the procedures summarized above, we considered the market value measurement of financial instruments and respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3p and 17, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 7,589,368 thousand, R$ 5,346,563 thousand, and R$ 5,554,796 thousand, respectively. Some laws, regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we consider this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on test basis, we evaluate the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

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Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the provisions and contingent liabilities, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 52,396,820 thousand (Note 33) and intangible assets, which include goodwill on acquisitions in the amount of R$ 9,193,886 thousand and other intangible assets in the amount of R$ 4,051,898 (Note 14) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we consider this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing this assessment. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered the measurement of impairment and the respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3o and 20, Bradesco has liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 239,089,591 thousand. In view of the uncertainties inherent in insurance and pension plans contracts, the process of determination and measurement of technical reserves which includes the liability adequacy test, involves a high judgment level. Bradesco continuously evaluates methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates. Due to the relevance of Bradesco's judgment, subjectivity, uncertainties and the impact that eventual changes in assumptions and methodologies would have on the amount of Technical Provisions, we consider this matter relevant to our audit.

How our audit addressed this matter

On sampling basis, we tested the design, implementation and operating effectiveness of the significant internal controls related to the Technical Provisions. With the technical support of our actuarial specialists, we made the evaluation of the methodologies used for measuring technical reserves and the liability adequacy test. We also evaluated, on a sample bases, the consistency of data and reasonableness of assumptions, such as loss ratio, mortality, longevity, persistency, conversion into income and interest rates, and we made the recalculation tests. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements Notes 3o and 20.

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Based on evidence obtained from the procedures summarized above, we considered Bradesco's estimate for the technical provisions of insurance and pension plans, as well as the respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

Application controls and information technology general controls

Bradesco has a technological structure as well as a technology investment plan for conducting its business. The technology environment has processes of access management and changes in the systems and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions and the importance of access controls and the management of changes in its systems and applications, we consider that this area is relevant to our audit.

How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems, considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value for the year ended December 31, 2017, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the year ended December 31, 2017 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated January 31, 2018.

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Other information that accompany the consolidated financial statements and the auditor report

Bradesco’s management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors’ responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•        Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•         Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

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•        Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•        Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•         Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•         Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, January 31, 2018

KPMG Auditores Independentes

CRC  2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

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Corporate Governance and Responsibilities

Audit Committee (Committee)

Bradesco Organization’s Audit Committee is a statutory body, currently composed of one Member of the Board of Directors and two Independent Members, appointed every five years by the Board of Directors, which takes into account the criteria set forth in the applicable legislation and regulations.

The Committee reports to the Board of Directors, and acts with autonomy and independence in the performance of its duties, functioning as an auxiliary, consultive and advisory body, with no decision-making power or executive attributes. The Committee’s duties and responsibilities shall be carried out in compliance with the applicable statutory attributes and its by-laws.

The main duties of the Audit Committee include the following: a) to review the Financial Statements, prior to publication, including the respective Notes and Management Reports; b) to evaluate the effectiveness of the Independent and Internal Audits; c) to verify compliance with legal and regulatory provisions, the sufficiency of the internal control system, and assessment/monitoring of risks to the Organization; and d) to recommend to the Administration, where applicable, the correction or improvement of policies, practices and procedures identified in the scope of its duties.

Among the duties of the Audit Committee are those required by the Sarbanes-Oxley Act, for Companies registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange.

The Committee’s assessments are based mainly on information received from Management, independent auditors, internal auditors, those responsible for managing risks and internal controls, as well as regulatory agencies and its own analyses stemming from its supervision and monitoring.

The Committee’s by-laws are available on the website www.bradesco.com.br/ri, Corporate Governance area.

Bank Management and Related Company Management

Bank Management and Related Company Management are responsible for defining and implementing procedures that ensure the quality of processes, aimed at collecting data and information for preparing the Financial Statements and Financial Reports of the companies that compose the Bradesco Organization, observing the accounting practices adopted in Brazil issued by the responsible oversight authorities: the Brazilian Central Bank (Bacen), the Private Insurance Superintendency (SUSEP), the Brazilian Securities and Exchange Commission (CVM) and the National Health Agency (ANS), as well as the International Financial Reporting Standards (IFRS), and rules issued by the US Securities and Exchange Commission (SEC) and the Sarbanes-Oxley Act (SOX).

Management is also responsible for the internal control processes, policies and procedures that ensure the safeguarding of assets, timely recognition of liabilities, and mitigation of Bradesco Organization’s risk factors to acceptable levels.

Activities relating to fiscal year 2017

The Committee participated in 282 meetings, with emphasis on those with the Board of Directors, with Executive Officers from the areas of Business, Information Technology, Control and Risk Management, with the Independent and Internal Auditors, with the Fiscal Council, and with the Brazilian Central Bank. The meetings, duly formalized in Meeting Minutes, were divided as follows:

•       213 meetings with institutions under the jurisdiction of the Brazilian Central Bank;

•       46 meetings with Insurance, Pension and Capitalization companies; and

•       23 meetings with companies from the Healthcare area.

Regarding continuing education for the members of the Committee, they participated in congresses, seminars and courses that totaled 293 hours in 2017.

The Audit Committee’s Working Schedule for fiscal year 2017 focused on the main processes, risks and products inherent in Bradesco Organization’s business. Among the aspects considered relevant, we highlight the following:

-         Impairment: impairment of loans and advances: portfolio of loans and advances (including guarantees, debentures, etc.), assessing the estimated impairment loss of its operations, and the impacts of the International Accounting Standards Board (IASB) Rule on Financial Instruments: International Financial Reporting Standards (IFRS 9);

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Audit Committee Report Summary

-          Fair value of financial instruments: derivative financial instruments, securities available for sale and trading, measured at fair value, and the impacts of IFRS 9;

-          Provisions and contingent liabilities: tax, civil and labor;

-          Recoverable value of assets: assets related to tax credits, goodwill on acquisition of investments and intangible assets with indefinite useful life, the realization of which is supported by estimates of future profitability based on the business plan and budget established by Management;

-          Technical Provisions: liabilities related to insurance contracts;

-          Customer Relationship: compliance with customer service standards (Customer Service Call Center / Ombudsman), Prevention of Money Laundering, and the Merger Agreement – CADE and Bacen: a commitment entered into upon the acquisition of HSBC;

-          Corporate Restructuring of the Bradesco Organization;

-          Governance over Investees: appetite for risks, results and controls;

-          Credit portfolio management: evolution of the credit portfolio vis-à-vis the current economic scenario, both in loan renewals and in the granting of new loans;

-          Compliance function: effectiveness of regularization/adaptation of procedures filed with internal regulatory and oversight bodies (IGL and DCIR). Activity carried out by the Department of Compliance, Conduct and Ethics (DCCE); and

-          Performance of the Internal Controls Area – 2nd line of defense: support to the business generating units, identifying – with an independent view – the need for improvement or elaboration of internal controls, mitigating the risks associated with the activities.

Risk Management and the Internal Control System

The Risk Management and Internal Control System at the Bradesco Organization is exercised by Independent Units in the business/commercial areas.

During 2017, the Committee monitored the work of the Integrated Risk Control Department (DCIR), assessing compliance with the Internal Control System and identifying, monitoring and managing the most relevant risks to which the Organization is exposed, as well as observance of the practices and procedures adopted by CMN Resolution No. 4557 of 02/23/2017, which deals with Integrated Risk Management and Capital Management (GIR).

The assessments are complemented by meetings with the various business and control areas, and with the Officer in charge of Risk Management, with the members of the Risk Executive Committee, with the Independent and Internal Audits, to monitor key processes, and the Management’s commitment to risk mitigation and ongoing improvement of the associated internal controls.

As a result, the Audit Committee believes that the activities performed in Risk Management and in Internal Controls are adequately directed, considering the size and complexity of the Organization, and considers positive the efforts that have been developed to ensure the efficiency of its operations, of the information generated by the Financial and Accounting Reports, as well as compliance with the internal and external rules to which the transactions are subject.

Independent Audit

The planning of the independent audit work for fiscal year 2017 was discussed with KPMG Auditores Independentes (KPMG) at specific meetings; during the year, the audit teams in charge of the services presented the results and main conclusions to the Audit Committee.

The Committee evaluated the proposals presented by KPMG for carrying out other services, regarding verification of the absence of conflicts of interest or risk of loss of independence.

The relevant points recorded in the Report on the Study and Assessment of Accounting Systems and Internal Control Systems, prepared in connection with the examinations of the Financial Statements and respective recommendations for improvement of those systems, and the

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Consolidated Financial Statements, Independent Auditors' Report, Audit Committee Report Summary and Fiscal Council’s Report

Audit Committee Report Summary

appropriate mitigation of risks, were discussed with the Committee, which requested monitoring of the implementations of improvements in the responsible areas.

Based on the planning presented by the Independent Auditors and subsequent discussions on the results achieved, the Committee considers that the work developed was appropriate for the Organization’s business.

Opportunity to highlight the document titled “Technical Assessment of the Independent Audit,” applied annually by the Audit Committee, which is prepared, presented and discussed with the person in charge of the Auditing Firm and the Partners in charge of the engagement.

The managers responsible for the Accounting of the Bank and its Related Companies also contributed their perceptions to this document and the final evaluation on the services provided.

Internal Audit

The Committee was aware of the planning of the work for fiscal year 2017 and requested the inclusion of topics included in its agenda, in order to consider them within the scope of the “Annual Audit and Inspection Plan.”

Throughout the fiscal year, the teams responsible for performing the work met with the Audit Committee to report the main conclusions, as well as aspects related to compliance with statutory/regulatory provisions and regulations, extended to the internal procedures of the Conglomerate.

The Audit Committee, after monitoring the work and evaluating the effectiveness of its results, believes that the Internal Audit has adequately responded to the demands of the Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

In the same way as the Independent Audit Committee, the Committee keeps the “Technical Assessment of Internal Audit (Inspectorate General – IGL)” updated annually, which is presented and discussed with the Internal Audit department.

Financial Statements of Banco Bradesco S.A.

The Committee met previously with the areas of General Accounting, Planning, Budget and Control (COPD), Inspectorate General, and Independent Audit (KPMG) to assess the Financial Statements, at which time the aspects of preparing the Interim Statements of Financial Position as well as the Individual and Consolidated Statements of Financial Position, the Notes and Published Financial Reports, jointly with the Financial Statements.

The accounting practices adopted in the preparation of the Financial Statements were also examined, in accordance with the regulations in Brazil, including those published by the supervisory authorities of the Brazilian Central Bank (Bacen), the Superintendency of Private Insurance (SUSEP), the Brazilian Securities and Exchange Commission (CVM), and the National Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the Consolidated Financial Statements, compiled in accordance with the standards issued by the International Accounting Standards Board (IASB).

Prior to the release of Quarterly Information (“ITR”) and the Semi-annual Statement of Financial Position of 06/30/2017 and 12/31/2017, the Committee met with KPMG to assess aspects of auditors’ independence and control environment in the generation of information to be disclosed.

The Committee held a semi-annual meeting with the Board of Directors and the Fiscal Council, at which time it presented the results of the work of its activities and the respective recommendations to be addressed to the Executive Officers.

Conclusion

Based on the foregoing efforts, evaluations, reviews and discussions, and considering the context and scope of its duties, the Audit Committee believes that all relevant matters that have been brought to its knowledge are adequately disclosed in the Financial Statements and in the Financial Reports for the year ended December 31, 2017, accompanied by the Independent Auditors’ Report issued without qualifications, and therefore recommends that the Board of Directors approve the aforementioned Financial Statements.

Cidade de Deus, Osasco, SP, January 31, 2018

MILTON MATSUMOTO

(Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

(Financial Specialist)

WILSON ANTONIO SALMERON GUTIERREZ

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Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the fiscal year ended December 31, 2017, and, based on: (i) the Independent Auditors' Report dated January 31, 2018; (ii) in the technical feasibility study of CVM realization of tax credits, prepared by Bradesco's Management, following determinations established by Instruction 371/02 of the Brazilian Securities and Exchange Commission (CVM); Resolution No. 3,059 / 02 of the National Monetary Council; and Circular no. 3,171 / 02, of the Brazilian Central Bank, whose amounts are shown in the respective Explanatory Notes; (iii) meetings with the Independent Auditors; (iv) in the reports of the Audit Committee of Bradesco; (v) in the analysis of documents and, substantially, in the information received; and (vi) in the periodic meetings with Bradesco's area managers and managers, they concluded that the documents reviewed adequately reflect the equity situation, the financial position and activities carried out by Bradesco during the year 2017, corroborating the Audit Committee's judgment, that internal controls are adequate to the size and complexity of its business, structured in compliance with internal and external standards which are subject and supported by systems that generate the financial reports, in order to guarantee operational efficiency.

In view of the foregoing, the members of the Fiscal Council are of the opinion that the documents are capable of being appraised and approved by the shareholders at the next Annual General Meeting of Bradesco.

Cidade de Deus, Osasco, SP, January31, 2018

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

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For further information, please contact:

Board of Executive Officers

Alexandre da Silva Glüher

Executive Vice-President, Chief Risk Officer (CRO) and Investor

Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco - SP

Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2018

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.